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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: OJSC Rostovenergo

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 18 2006 E
THOMSON FINANCIAL

FILE NO. 82- 04839 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 9/14/06

OPEN JOINT STOCK COMPANY

"ROSTOV JOINT STOCK COMPANY OF ELECTRIC POWER AND ELECTRIFICATION"



JSC "ROSTOVENERGO"

2005 ANNUAL REPORT





Chapter 1.
Appeal to Shareholders.

1.1. Chairman of Board of Directors Appeal



Dear Shareholders!

Board of Directors of the distributive network company of JSC "Rostovenergo" during the accounting period provided real participation of shareholders in management of the Company, in acceptance of strategic decisions.

Last year the Board of Directors of JSC "Rostovenergo" paid enhanced attention to perfection of mechanisms of interaction between shareholders. This was promoted by representation of five independent directors in Board of Directors, including two representatives of minoritary shareholders.

The significant event of the expired period became the State registration on January, 11, 2005 the companies allocated from JSC "Rostovenergo": JSC "Energosbyt Rostovenergo", JSC "Rostov generating company", JSC "Managing company Rostovenergo". On September, 1, 2005 JSC "Main network company Rostovenergo" was registered.

Annual general meeting of shareholders of JSC "Rostovenergo" in May, 2005 ratified the Charter of the Company in a new wording according to the changes brought into the Federal law "About joint-stock companies" (in edition of December, 24, 2004).

To assist the Board of Directors of the Company in decision-making, development of necessary recommendations in the field of audit and reporting, strategy of development and the financial field of activity of the Company there four committees were established, including: Committee on reliability, Committee on audit, Committee on strategy, development and reforming, Committee on budget and finance.

In accounting year the Board of Directors had carried out 22 sessions during which it had been considered more than 200 questions connected both with reforming of the Company, and with the decision of the current tasks.

Within the framework of the reforming program realization Board of Directors of the Company, on 29.01.2005 (report #13) the decision on participation termination in not profile affiliated joint-stock companies

(AJSC) was accepted, including: in JSC "Subsidiary Sokolovskoe", JSC "Subsidiary called after Grechko", JSC "Subsidiary Markinskoe", JSC "Resting House Energetic", JSC "Boarding house Luchezarny".

With a view of creation of extremely transparent system of purchases, maintenance of target and effective expenditure of money resources of the customer, and also reception of the economically justified expenses (market prices for production) and prevention of probable abusing on behalf of buying employees, the Board of Directors authorizes Regulations about the order of carrying out of regulated purchases of goods, works and services. The structure of the Central competitive commission is authorized.

One of priority directions of activity of the Company the Board of Directors determined increase of reliability of functioning of distributive complex of electric networks and other objects of electric network facilities was.

In sphere of the current activity of the Company the Board of Directors has considered and has made decisions on the broad variety of questions, including on performance of the authorized key parameters of activity, on reduction in costs of the company, on the order of carrying out of regulated purchases of the goods, services, on a credit policy of the Company, on insurance protection organization, on investment activity and others.

For the fiscal year, the team of managers of the Company has successfully coped with tasks in view in financial and economic activity of the Company.

To sum up the results of Board of Directors' activity, it is possible to tell, that we managed to create the mechanism of real participation of shareholders, both in operative management, and in acceptance of strategic decisions that should promote not only successful realization of structural transformations, but also growth of incomes of shareholders of the Company.

Chairman
of Board of Directors *D. N. Obukhov*

1.2. Appeal of Acting as Director General of Company



Dear Shareholders!

For JSC "Rostovenergo" 2005 was the first year of functioning as a distributive network company after allocation from the Company JSC "Power Sale Rostovenergo" JSC "Rostov generating company", JSC "Managing Company Rostovenergo", JSC "Main network company Rostovenergo".

Since 11.01.2005 the basic kind of activity of JSC "Rostovenergo" is electric power transporting on distributive networks belonging to it with capacity of 0.4-110 kV.

In accounting year the company kept stability, executed the key parameters of efficiency authorized by Board of Directors.

It became possible as a result of perfection of corporate management quality, transparency of business processes, as well as due to strengthening of mutual understanding between management of the company and minoritary shareholders, and also due to maintenance of balance of interests of all shareholders of the Company.

The annual business plan of joint-stock company is executed, the income of rendering services on electric power transporting to consumers has made 3,175.878 million rubles. The net profit of the Company has made 338.317 million rubles.

The investment program of Company is executed for the sum of 573.5 million rubles, for modernization and reconstruction it is spent 489.9 million rubles, for new construction – 83.6 million rubles. Input of fixed capital for the sum 618.3 million rubles is provided, and also reconstruction high voltage lines with voltage 35 kV and more was made for 65.755 km, high voltage lines with voltage 0,4 - 10 кВ – 539.535 km, transformer capacity - 160 thousand kVA.

Within the framework of the tariff decision from the profit of Company 220.000 million rubles have been directed on investment.

The level of deterioration of the equipment and transmission lines of electric network complex of Company in accounting year has decreased as for the level of the last year in 1.4 %.

In accounting year, work on termination of participation of Company in not profile kinds of activity – it was actively carried out by sale of not profile actives (shares of AJSC and other financial investments; separate objects), and by transfer of objects of housing and public services to the municipal property. In August, 2005 the share holding of affiliated joint-stock company "Boarding house Luchezarny" was sold.

The Joint-Stock Company has no delayed debts against budgets of all levels, against the stuff on payment, under social taxes that is characteristic for JSC "Rostovenergo" for the last few years.

The results achieved in 2005, are the basis of successful work of Company for the subsequent periods.

For Company, there is a task in growth of profitableness, on increase of the level of capitalization and investment appeal, on maintenance of reliability of electric supply of consumers by updating fixed capital, including due to the means received from technological connections of consumers.

One of the strategic tasks Company is faced, realization of the long-term Program of development of electric network complex and performance of works providing the further reduction of electric power for its transporting is.

According to strategy of reforming of branch in the long term, in 2006 it is planned to transfer management of Company activity to JSC "MRSK of the Center and the Northern Caucasus", uniting the regional network companies according to the territorial attribute.

L. B. Vershinin

Chapter 2.
General Data, Company's Position in Branch.

2.1. Geographical Position

Power supply system "Rostovenergo" enters JES of the Northern Caucasus and provides power supply of consumers of the Rostov region which area makes 100.8 thousand square kilometers, with population of 4.4 million people. The System occupies the central position in the South of Russia, borders on Ukraine and the Northern Caucasus; it is connected to the Krasnodar and the Kalmyk power supply systems of the Electric power pool of Northern Caucasus, Voronezh and Volgograd power supply systems of JES of the Center. Missing capacity and energy (70 %), consumed by the Rostov region, is taken from the Federal wholesale market of the electric power and capacity of Russia (Federal Wholesale Electric Power Market).

Extent of 35-110kV high-voltage LET is 10,035 km, distributive lines of 0,4-10kV – 61,010 km and those unite in a uniform technological, organizational and financial system enterprise on distribution of electric energy.

The structure of JSC "Rostovenergo" includes 8 enterprises of electric networks which carry out electric energy transfer from power plants to consumers, service of high-voltage and distributive networks, cable lines, as well as of transformer and distributive substations:

- Central electric networks;
- Western electric networks;
- Southern electric networks;
- East electric networks;
- Southwest electric networks;
- Southeast electric networks;
- Northern electric networks;
- Northeast electric networks.

The structure of JSC "Rostovenergo" includes as well eight 100 % affiliated companies, including, four enterprises of repair and service and four enterprises, carrying out not profile kinds of activity.


Северные электросети
Северо-Восточные электросети
Западные электросети
Юго-Западные электросети
Центральные электросети
Восточные электросети
Южные электросети
Юго-Восточные электросети

2.2. *Brief History*

Before the day Management "DONHPP" was established, when JSC "Rostovenergo" was established as well, electrification on Don had already had the twenty five years' annals. The first industrial electric power plant was constructed in the centre of city of Rostov-on-Don in 1896.

Further, with development of the industry in cities of Shakhty, Novocherkassk, Taganrog and Rostov-on-Don small power stations were entered into operation.

By the moment of "DONHPP" creation all stations worked separately and could not provide reliable electro supply of consumers.

Creation and formation of a power supply system.

1921, on April, 20. The decision of Board of Electro Department of Donsovnarkhoz has ratified uniform management for all Rostov and Nakhichevan power plants and Regulations about Management of power plants "DONHPP".

1921, June. The decision of Presidium of Donsovnarhoz had transferred all power stations of region to "DONHPP". Daily capacity of all generating sources made 26726 kWh with number of the personnel of 733 persons.

1925. The FIRST domestic turbine which was made by Leningrad metal factory, was started up at HPP-1, in Rostov-on-Don.

1929, December, 19. First turn of Shakhtinskaya HPP called after Artem was put into operation. *The POWER SUPPLY BASE of DON STIPULATED by GOERLO'S PLAN, WAS CREATED.* Poorly economic power stations available on Don, were inhibited, partly, and demounted, and consumers were transferred to more reliable supply by the electric power from the general power supply system.

1933, November, 8. From HPP-1, the first turn of central heating of Rostov-on-Don was started up. The heating system, with extent of 7 km had simultaneously been laid.

1936. Construction of Nesvetay HPP began.

1939, October, 20. The presidium of Rostov regional executive committee has issued the Decision about the organization *of REGIONAL MANAGEMENT of POWER STATIONS of ELECTRIC SYSTEMS.*

1944, January, 8. It Kamenskaya TPP was restored. From "Azcherenergo" power supply systems Regional power management "Rostovenergo" and "Kubanenergo" were allocated.

1945, May. Regenerative works on Nesvetay HPP begun.

1952. Start-up of Tsimlyanskaya HPP.

1957, on July, 1. The state commission accepted in constant operation Nesvetay HPP.

1958. The Volgodonsk TPP-1 was put into operation. Boilers of the Rostov TPP called after Lenin were transferred on natural gas burning.

1961. *The beginning of construction of the basic constructions of the* Novocherkassk HPP.

1965, June. At the Novocherkassk HPP the power unit #1 with capacity 300 MBт was started up.

In 70ths construction of new substations, development of a network 110-220 kV and distributive rural network was actively conducted.

1972. Last 8-th power unit NchHPP and capacity of power station is entered is finished up to 2400 MBт.

1974, June. The first turn of the Rostov TPP-2 of two power units with the total capacity of 160 MW was put into operation.

1977, December. Start-up at the Volgodonsk TPP-2 the first power unit of 60 MW and the boiler with productivity of 420 tons per hour. Turbine units #2 and #3 with capacity of 110 MW have been started in June, 1979, and in August, 1980 - a turbine unit #4 with capacity of 140 MW.

1983-1987. Construction of air-lines (500 kV) “Tikhoretsk – Volgodonsk” (293 km), “Volgodonsk – Shakhty” (170 km), “Shakhty – Krasnodon” (87 km) was actively conducted.

1988. Regional power management (PPM) “Rostovenergo” was transformed into the Production association of power and electrification (PAPE) “Rostovenergo”.

1988, December. At TPP-1 of Volgodonsk thermal networks, reconstruction of power boilers # 1-7 was completed and the water-heating boiler-house (with boilers PTVM-50 # 8,9) .TPP and boiler-house were transferred to gaseous fuel.

1992. State regulation of tariffs was started. The Federal power commission of the Russian Federation and the Regional power commission of the Rostov region were created.

1992. The air-line of 500 kV "Shakhty - Pobeda" with substation 500 kV " Shakhty " (capacity 2x501 MVA) was put under voltage.

1993. PAPE "Rostovenergo" was transformed into joint-stock company "Rostovenergo" with authorized capital of 1,633,260 rubles.

1992-1994. The decision on application non-channel linings of preliminary isolated pipes was accepted. The manufacturing technique of pipelines with application foam-polyurethane coverings (by JSC "Energoresurs") was developed. At the enterprise of JSC "Ecotherm" foam-polyurethane isolation drawing was made on glass-and-plastic pipes. Development of trial machine on burning coal in slag fusing at Nesvetay HPP.

1994. The first turn of thermal transmission line #2 (diameter 1000 mm) from the Rostov TPP-2 (5.7 route km) was started.

1995, July. The Novocherkassk HPP was allocated into affiliated joint-stock company of Russian JSC "UES of Russia".

1996. In Tsimljansky district the wind-electrical station with 10 wind-units (capacity of 30 kW each of them) was started up. Management of wind-units and gathering of information is carried out by information complex on the basis of computer, available at the control office.

1999. On ShTPP called after Artem gas-turbine set of blok-modular type (capacity of 4x15.8 MW) was constructed together with JSC "Gasenergo", one of which is started up in work in February, 1999.

1999, July. The automated system of the commercial account of energy (ASCAE) was put into operation.

2001, on March, 30. The power unit #1 (capacity of 1000 MW) at the Rostov APP was included into network.

2001, April. Into structure of JSC "Rostovenergo" 27 branches are included: 6 power plants with the total established capacity of 947 MW (Volgodonsk TPP-2, Rostov TPP-2, Tsimlyanskaya HPP, Shakhtinskaya TPP, Kamenskaya TPP, Nesvetay HPP, Rostov and Volgodonsk thermal networks, 8 enterprises of electric networks (Northern electric networks, Northeast electric networks, Southeast electric networks, East electric networks, Western electric networks, Central electric networks, Southern electric networks, Southwest electric networks) and 11

enterprises of the whole-system values. In territory of the region also there is a Novocherkassk HPP with the established capacity of 2112 MW, being affiliated joint-stock company of Russian Open Society "UES of Russia ".

During the 80-years history of the Rostov power supply system existence more than 700 company's workers have been awarded with awards and medals.

2002-2004. The period of optimum use of generating capacities, modernization and reconstruction of the equipment developed its resource.

2003, December. Within the framework of the power supply system reforming, 100 % affiliated joint-stock companies were registered on the basis of health resorts and subsidiary enterprises:

JSC "Boarding house Luchezarny",

JSC "Resting House Energetic",

JSC "Subsidiary Markinskoe",

JSC "Subsidiary Sokolovskoe",

JSC "Subsidiary called after Grechko",

On the basis of branches of repair and service activity 100 % affiliated joint-stock companies were registered:

JSC "Rostovenegronaladka",

JSC "ERP Rostovskoe",

JSC "Rostovenergoavtrans",

JSC "Energospetsremont".

2002-2004. Introduction of ASCAE of the competitive market of the electric power and capacity, including ASCAE at household consumers' - development of information technologies, systems of communication and telecommunications.

2004, on June, 30. An extraordinary general meeting of shareholders of JSC "Rostovenergo" has made the decision to reorganize the Company in the form of allocation the following:

JSC "Rostov generating company",

JSC "Managing Company Rostovenergo",

JSC "Power sale Rostovenergo",

JSC "Main network company Rostovenergo".

2005, on January, 11. JSC "Rostov generating company", JSC "Power sale Rostovenergo" and JSC "Managing Company Rostovenergo" had passed the state registration procedure.

2005, on May, 31. Annual general meeting of shareholders of JSC "Rostovenergo" was held where the Charter of the Company in a new wording was accepted. That united changes and additions brought into the Charter in connection with changes in the Law of the Russian Federation "About joint-stock companies", and also the changes connected to reforming of the power supply system and JSC "Rostovenergo" reorganization.

2005, on June, 22. The first Annual general meeting of shareholders of 100 % - affiliated companies of JSC "Rostovenergo" took place.

2005, on September, 1. JSC "Main network company of Rostovenergo" was established.

The network distributive company got the brand of JSC "Rostovenergo".

Today it is possible to set that JSC "Rostovenergo" has carried out adequately the main strategic task - reliable power supply of the Rostov Region for all the previous years.

2.3. Организационная структура Общества


Meeting of Shareholders
Chairman of Board of Directors
Board of Directors
Director General
Board
Management Device
Electric Networks of 8 Branches
100-percent affiliated company of a repair - service structure:
JSC "Rostovenegronaladka",
JSC "ERP Rostovskoe",
JSC "Rostovenergoavtrans",
JSC "Energospetsremont".
Revision Committee
100-percent affiliated company of a non-profile activity
JSC "Boarding house Luchezarny",
JSC "Resting House Energetic",
JSC "Subsidiary Markinskoe",
JSC "Subsidiary Sokolovskoe",
JSC "Subsidiary called after Grechko"

2.4. Main Indices

In 2005, JSC “Rostovenergo” has provided functioning of 28483 transmission lines (ЛЭП) (0,38-110 kW) with extent on circuits 75305 (on a line of 73915 km),

Extent of a high voltage lines on substations in % of the total length high voltage lines with voltage 0,38-110 kW JSC “Rostovenergo”.


14%
8%
8%
14%
18%
18%
10%
10%
CEN
WEN
EEN
SEN
SWEN
NEEN
SEEN
NEN


35000
30000
25000
20000
15000
10000
5000
0
Extent (km)
5217
6317
6113
6381
30762
30762
1843
1850
29259
29259
110 кВ
35 кВ
10 кВ
6 кВ
0,38 кВ
Tension Class (kV)
Extent on Route (km)
Extent on Circuits (km)

High voltage lines extent as for classes of voltage (on route and circuits, km)

As of 01.01.2006, in JSC "Rostovenergo" there are 563 substations in operation with voltage 35 – 110 kV with the total with the total established capacity of 8090,7 MVA, including substation of 35 кV - 328 pieces with capacity of 1872 MVA; substations of 110 кV - 235 pieces with capacity of 6218,7 MVA.

In networks 13902 TE of 6-10/0,4 кV were set with the total capacity 1976,8 MVA, including:

- In rural electric networks it was set 13687 TE 6-10/0.4 кV with the total capacity of 1893.2 MVA;
- In city electric networks it was set 215 TE 6-10/0.4 кV with the total capacity of 83.6 MVA.

In comparison with actual results of 2004, entering the territorial power supply system has grown for 223.8 million kWh (1.72 %), useful output - for 154 million kWh (1.33 %); losses of the electric power, on absolute size, have increased by 69.5 million kWh (4.8 %). It is necessary to note, that at drawing up of balance of the electric power for 2005 the increase in consumption at 2.5 % and increase in volume of losses at 8.09 % were taken into account. These parameters were authorized by REC, FCS, RJSC "UES of Russia" in view of reforming processes with division on kinds of activity.

On results of work for 2005, actual losses in the system had made 11.42 % (1151.403 million kWh) at the plan of 12.14 % (1606.564 million kWh), economy – 95.161 million kWh (the fact of 2004 -11.08 %). The

power supply system has exceeded the authorized task on losses of the electric power with economy of 0.72 %.

Average number of workers of JSC "Rostovenergo" for the last three years:

JSC "Rostovenergo" for 2003-2005			
Average number, people	2003	2004	2005
Total, people	13165	9718	5549
Including.			
Management, people	5985	5568	5264

2.5. Competitive Environment of the Company and Risk Factors

The number of major factors of risk taken into consideration at strategic and tactical planning of activity of joint-stock company includes:

- From the party of RST of the Rostov Region and the Administration of the Rostov Region maintaining the policy of artificial understating of tariffs for adjustable activity concerning electric energy, including on services on electric power transfer. For the last few years JSC "Rostovenergo" had disagreements with RST of the Rostov Region on establishment of tariffs on electric and thermal energy, and since 2005 on services on transport of electric energy. The conflict solving is carried out according to the present legislation in FST of the Russian Federation.
- Absence of Methodical and normative papers in the sphere of state tariffs regulation which take into account changes in electric power industry caused by reforming all in all.
- Different methodical approaches to of tariffs establishment for services on transport of the electric power on networks UNES and distributive networks of the regional network companies regarding rendering for JSC "Rostovenergo" services on transport of the electric power by UNES networks.
- Disagreements between RNC JSC "Rostovenergo" and JSC "Power sale Rostovenergo" as for results of 2005 regarding application of the marketing extra charge and the electric power payment for economic needs.



Chapter 3.
Corporate Management.



3.1. Principles and Documents

The management of JSC "Rostovenergo" having in view importance of high standards of corporate management for successful business dealing in the Company and for achievement of mutual understanding with all interested in activity of the Company persons, has precise understanding of that the confidence of shareholders, investors and partners of JSC "Rostovenergo" on questions of economic stability and effective practice of corporate management of the Company is one of the important preconditions of the further development of JSC "Rostovenergo".

The guiding principles of corporate management system organizing in the Company are the collection of relations organized and formalized in the certain way, which are realized in business-processes of corporate management, allowing providing economic and other interests of the Company. This is the source beginning being the basis of shaping, operating of corporate management.

The legislative base of the corporate management principles establishing includes the following:

- the Legislation of the Russian Federation;
- the Charter of JSC "Rostovenergo";
- The internal documents of the Company regulating activity of executives and control bodies of the Company:
  - Regulations about the order of convocation and carrying out of sessions of Board of Directors (approved by the General Meeting of shareholders 31.05.2002);
  - Regulations about payment of compensations and indemnifications to members of the Revision committee (approved by the General Meeting of shareholders 31.05.2002);
  - Regulations about the Board of the Company (approved by the General Meeting of shareholders 31.05.2002);
  - Regulations about the order of preparation and carrying out of general meeting of shareholders (approved by the General Meeting of shareholders 18.06.2003);



- Regulations about payment of compensations and indemnifications to Members of Board of Directors (approved by the General Meeting of shareholders 18.06.2003);

- Other separate decisions of Board of Directors of the Company.

While organizing corporate management the Company aspires to realize corporate management within the framework of the current legislation of the Russian Federation, including recommendations of the Code of Corporate Behavior of FSFM of Russia.

The full version of the Charter of the Company in a new wording, authorized by the Annual General Meeting of shareholders on May, 31, 2005, is submitted on web-site of JSC "Rostovenergo" www.rosten.ru in section For Shareholders and Investors / the Charter of the Company ».

Such principles of corporate management as:

- Maintenance of the rights of shareholders and potential investors;
- Transparency and information openness;
- Control and estimation of management of business;

are realized as follows:

- The Company provides conducting and storage of the register of shareholders of the Company according to legislation of the Russian Federation, gives shareholders an opportunity of reliable and fast registration of the property right to shares, and also an opportunity of free and fast alienation of shares belonging to them, provides the right of participation in management of joint-stock company on the most important questions of activity of the Company, provides the right on regular and duly reception full and a trustworthy information about the Company.

- The company provides duly and exact disclosing the information on all vital issues concerning the company, including financial state, results of activity, the property and management of the Company. to provide an access to mentioned information for all interested persons public disclosing of the information is made according to "Standards of disclosing of the information by subjects of wholesale and retail markets of electric energy", approved by the Decision of the Government of the Russian Federation on January, 21 2004 #24 "About the statement of Standards of disclosing of the information of subjects wholesale and the retail markets of electric energy". The specified Standards we put into operation in JSC "Rostovenergo" by

the Order of the Director General from 02.03.2004 #55. Also the information is given at the web-site of the Company www.rosten.ru, FSFM Russia, and as on web-sites of agencies "Interfaxes", "AK&M", "Screen".

- Members of executives are to report to shareholders and bear the responsibility for inadequate performance of the duties according to the current legislation and the Charter of the Company.

In the Company, the system of corporate management is considered to be a set of mechanisms limiting deviations from behavior providing maximization of market cost of the Company.

The key question of interaction between all the subjects (participants of corporate relations) and, consequently, of effective functioning of the Company (quality of business management), and the attitude of shareholders to management of various levels achievement of synergetic integration interaction is.

Executives of the Company while solving questions of corporate management, aspire to achieve so-called "system effect".

3.1.1. Data on observance of the Code of Corporate Behavior FSFM of Russia

The detailed information on observance by the Company of the Code of Corporate Behavior FSFM of Russia is included into appendix #7.

The review of Meeting of shareholders for last 3 years.

The most important accepted decisions:

For the period with 2003 on 2005 in JSC "Rostovenergo" ten General Meetings of Shareholders were carried out, including seven extraordinary General Meetings. The agenda of assemblies included questions: About the statement of the annual report of the Company, the annual accounting reporting, including the report on profits and losses (accounts of profits and losses) of the Company; About distribution of the profit and losses of the Company according to results of one fiscal year; About payment of dividends of the Company according to results of a year and 9 months; About the approving the Charter of the Company in a new wording.

During General meetings the new structure of Board of directors of the Society, and also bodies of the control over financial and economic activity of the Company was selected.

In 2003 "Regulations about the order of preparation and carrying out of General meeting of Shareholders of the Company" and "Regulations about compensations and indemnifications payment to members of Board of Directors of the Company" were considered and authorized in a new wording.

At the Annual General Meeting of shareholders **in 2003** changes and additions to the Charter of the Company concerning payment of dividends under placed shares including decisions on the dividend size, terms and form of its payment were accepted. Changes brought into the Charter concern also the preparation and carrying out of GMS, the list of the questions concerning to the competence of Board of Directors is expanded. Changes are connected to the organization of the first assemblies of shareholders of the Companies which were allocated as a result of reorganization.

An important addition to the Charter, accepted at the General Meeting of shareholders **in 2004,** decisions on participation of the Company in other organizations (including the coordination of constituent documents, change of a share of participation, exacting of shares and the termination of the Company's participation in other organizations).

The extraordinary correspondence meeting of shareholders of JSC "Rostovenergo" (**June, 30 2004)** made the decision on questions concerning reorganization of the Company in the form of allocation, determined the order and conditions of allocation and creation of new companies, including the decision was made on distribution of shares of created companies and about the order of such distribution, and also about the statement of dividing balance. To one of the most important decisions of the Extraordinary General Meeting of shareholders was the following: "To reorganize JSC "Rostovenergo" by allocation JSC "Rostov generating company", JSC "Managing Company Rostovenergo", JSC "Power sale Rostovenergo", JSC "Main network company Rostovenergo".

On November, 5, 2004 Extraordinary Correspondence Meeting of Shareholders of the Companies allocated from JSC "Rostovenergo" as

a result of reorganization took place at which questions were considered: about the approving Charters of new Companies, about election of the Director General and members of Board of directors of the Company, about election of members of the Revision Committee of the Company. The allocated Companies began independent working: on 11.01.05 - JSC "Rostov Generating Company" with the charter capital of 4987037376.36 rubles, JSC "Power sale Rostovenergo" with the charter capital of 81090038.64 rubles, JSC "Managing Company Rostovenergo" with the charter capital of 162180.07 rubles and on 01.09.05 JSC "Main network company Rostovenergo" with the charter capital – 608175289.8 rubles.

Besides, an Extraordinary General Meeting of Shareholders of JSC "Rostovenergo" which accepted a decision on sizes, terms and the form of payment of dividends by the Company according to results of nine months 2004 **on December, 17, 2004** was carried out.

On demand of minoritary shareholders of the Company – **the Company HRI Limited** – the Extraordinary General Meeting of Shareholders of JSC "Rostovenergo" on the question "About the approving of the Charter of the Company in a new wording" **on April, 6, 2005** took place. On results of the shareholders voting on EGMS the Charter was not accepted in a new wording.

The Annual General Meeting of shareholders which took place **on May, 31, 2005**, among other questions made the decision on approving the Charter of JSC "Rostovenergo" in a new wording. In the Charter of the Company in the new wording, approved at AGMS, all changes and additions accepted by the General Meetings of shareholders within 2002-2004 having been brought, as well as changes and additions having been brought into the Charter in connection with changes in the Federal Law of the Russian Federation "About joint-stock companies", and also the changes connected to reforming of the power supply system and reorganization of JSC "Rostovenergo" were approved.

3.2. The information on executives and control bodies of the Company

3.2.1. Board of Directors



The basic terms of the Regulations about Board of Directors of the Company

- The Board of Directors is a control body of the Company which carry out the general management of the Company activity, supervises performance of decisions of General Meeting of Shareholders of the Company and maintenance of the rights and legitimate interests of shareholders of the Company according to requirements of the legislation of the Russian Federation.
- In the activity the Board of Directors is guided by the Federal law "About joint-stock companies", other normative legal documents of the Russian Federation, and the Charter of the Company.
- The competence of Board of directors of the Company includes the decision of questions of the general management of the Company activity, except for the questions related to the exclusive competence of General Meeting.
- The following questions concern to the exclusive competence of Board of directors of the Society:
  - Definition of priority directions of the Company activity;
  - Convocation of Annual General Meeting of shareholders of the Company;
  - The approving of the agenda of General Meeting of shareholders;
  - Recommendations on the amount of the dividend per shares and the order of its payment;
  - Approving of internal documents of the Company determining the order of activity of Company controls.
  - Other questions determined by the Charter.
- Activity of Board of Directors is organized by Chairman of Board of Directors of the Company.
- Chairman of Board of Directors is selected by members of Board of Directors of the Company being one of them according to the majority of voices from the total number of members of Board of Directors.
- Members of Board of Directors are selected by the Annual General Meeting of shareholders for the period of one year.
- The quantitative structure of Board of Directors is determined by the Charter of the Company and makes 10 (ten) persons.

- Sessions of Board of Directors are convoked according to the Plan of work of Board of Directors, and also as required, but not rare than once a quarter.
- Members of Board of Directors at realization of the rights and discharge of duties should operate in interests of the Company, carry out the rights and to act concerning the Company honesty and reasonably.
- Members of Board of Directors bear the responsibility before the Company for the losses caused to the Company by their guilty actions (inactivity) if other bases and the size of the responsibility are not established by Federal laws.

The basic terms of the Regulations about compensations and indemnifications payments to members of Board of Directors:

- Payment of compensations and indemnifications is made by the Company in the monetary form.
- Compensation is paid for participation in session of Board of Directors (irrespective of the form of its carrying out) to a member of Board of Directors of the Company at a rate of the fivefold sum of the minimal monthly tariff rate of the worker of the first category established by the branch tariff agreement at the date of carrying out of session of Board of Directors of the Company, within seven calendar days the session of Board of Directors was carried out.
- In case of decision-making by General Meeting of shareholders of the Company on payment of dividends under ordinary actions(shares) of the Company by results of a fiscal year (I quarter / half a year / 9 months) compensation is paid to a member of Board of Directors which amount is defined according to the amount of dividends declared by the Company and quantity of sessions where the member of Board of Directors took part.
- The amount of the compensations paid to Chairman of Board of Directors increases for 50 %.
- Payment of compensations to members of the Board of Directors being employees of the federal bodies of the government, bodies of the government of subjects of the Russian Federation, is made according to

the current legislation of the Russian Federation and acts of subjects of the Russian Federation.

The full version of Regulations about Board of Directors of the Company and Regulations about the order of convocation and carrying out of Board of Directors of JSC "Rostovenergo" is represented at the site of JSC "Rostovenergo" in chapter "About company / Internal documents".

The board of directors of the Company carries out the general management of the Company activity, except for the questions related by the Federal Law "About joint-stock companies" to the exclusive competence of General Meeting of shareholders and is formed of shareholders and representatives of shareholders of JSC "Rostovenergo".

Structure of Board of Directors - 10 persons.

In this report members of Board of Directors approved at the General Meeting of shareholders of 31.05.05 are submitted.

Chairman of Board of Directors: ***Obukhov Pavel Andreevich.***

Members of Board of Directors

1. ***Akhanov Dmitry Sergeevich,***



Year of birth: ***1975***

Citizenship: the Russian Federation

Education: higher school

Specialty by education: the master of economy, the lawyer

Date of the first election to Board of Directors: 31.05.05

Date of last election to Board of Directors: 31.05.05

Share in the charter capital of the emitter: *has no share*

Shares in affiliated / dependent companies of the emitter: *has no share*

Data on amount of commission and (or) indemnification of charges - 98245 rubles.

Claims to the Member of Board of Directors has not been presented.

Posts for the last five years

The period **13.07.98 - 18.02.00**

Joint-Stock Company "Tsentr Invest MK", Moscow;

Field of activity: *economy*

Post: **the Adviser of the 1st category of the group of branches of economy**

The period **01.03.00 - 29.03.2002**

Department of corporate financing, **Moscow**;

Field of activity - *investment activity*

Post: **the Manager, Director of the project "Investment and bank group NIKojl"**

The period **02.07.02 - 24.12.03**

RJSC "UES of Russia";

Field of activity: *power*

Post: **the Deputy Chief of Department of the capital management**

The period **25.12.03 - 06.07.2005**

RJSC "UES of Russia";

Field of activity - *power*

Post: **the Chief of Department of strategy of the Control centre of reform of RJSC "UES of Russia"**

The period **06.07.2005 – present**

RJSC "UES of Russia"

Field of activity - *power*

Post: **the Head of the Center on realization of projects of reforming of Joint-stock company of power; the Chief of the Department of strategy of Control centre of reform of RJSC "UES of Russia".**

2. Burnashev Dmitry Aleksandrovich



Year of birth: ***1964***

Citizenship: the Russian Federation

Education: higher school

Specialty by education: economist

Date of the first election to Board of Directors: 18.06.03

Date of last election to Board of Directors: 31.05.05

Share in the charter capital of the emitter: *has no share*

Shares in affiliated / dependent companies of the emitter: *has no share*

Data on amount of commission and (or) indemnification of charges – 201 125 руб.

Claims to the Member of Board of Directors has not been presented.

Posts for the last five years

The period: **2000 - 2001**

JSC "Orelenergo"

Field of activity: *power*

Post: the Assistant to the Director General

The period: **2001 - May 2004**

RJSC "UES of Russia"

Field of activity: *power*

Post: **the Deputy the Chief of Department of economy of holding and affiliated companies of RJSC "UES of Russia"**

The period: **May, 2004 – present**

RJSC "UES of Russia"

Field of activity: *power*

Post: **the Chief of Department of business - planning CC RJSC "UES of Russia"**

3 Glushchenko Alexey Dmitrievich,



Year of birth: ***1974***

Citizenship: the Russian Federation

Education: higher school

Specialty by education: economist

Date of the first election to Board of Directors: 25.05.04

Date of last election to Board of Directors: 31.05.05

Share in the charter capital of the emitter: *has no share*

Shares in affiliated / dependent companies of the emitter: *has no share*

Data on amount of commission and (or) indemnification of charges – 211 175 руб.

Claims to the Member of Board of Directors has not been presented.

Posts for the last five years

The period: **2000 - 2001**

JSC "Irkutskenergo"

Field of activity: *power*

Post: Economist PED JSC "Irkutskenergo"

The period: **2001 - December 2002**

RJSC "UES of Russia"

Field of activity: *power*

Post: the Chief of the Department of budgeting and reporting of JSC "Irkutskenergo"

The period: **December 2002 - present.**

JSC "Complex power systems"

Field of activity: *power*

Post: **the Deputy the Director General of JSC "Complex power systems".**

4. Yeremeyev Maxim Aleksandrovich,



Year of birth: ***1974***

Citizenship: the Russian Federation

Education: higher school

Specialty by education: manager

Date of the first election to Board of Directors: 31.05.05

Date of last election to Board of Directors: 31.05.05

Share in the charter capital of the emitter: *has no share*

Shares in affiliated / dependent companies of the emitter: *has no share*

Data on amount of commission and (or) indemnification of charges – 98 245 руб.

Claims to the Member of Board of Directors has not been presented.

Posts for the last five years

The period **1999 - 2002**

JSC "Konakovsk HPP";

Field of activity - *power*

Post - **the Leading economist of the department for the capital account of the.**

The period **2002 – 2003**

Representation of RJSC "UES of Russia" on management of joint-stock companies of the central part of Russia "Tsentrenergo", Moscow;

Field of activity - *power;*

Post - **the Adviser.**

The period: **2003 – present**

Fund "Institute for professional directors".

Field of activity - *corporate management*

Post - **the Adviser of the Fund "Institute for professional directors".**

*5 **Kolesnikov Anton Sergeevich**,*



Year of birth: ***1980***

Citizenship: the Russian Federation

Education: higher school

Specialty by education: economist

Date of the first election to Board of Directors: 25.05.04

Date of last election to Board of Directors: 31.05.05

Share in the charter capital of the emitter: *has no share*

Shares in affiliated / dependent companies of the emitter: *has no share*

Data on amount of commission and (or) indemnification of charges – 211 175 руб.

Claims to the Member of Board of Directors has not been presented.

Posts for the last five years

The period: **2002 - May 2003**

RJSC "UES of Russia"

Field of activity: *power*

Post: **the Main expert of the Department of business - planning CC RJSC "UES of Russia"**

The period: **2003 - May 2004**

RJSC "UES of Russia"

Field of activity: *power*

Post: **the Manager of the project of the Center on realization of reforming projects.**

The period: **May 2004 - 2005.**

RJSC “UES of Russia”

Field of activity: *power*

Post: **the Deputy Chief of the Department of management of the regional network companies of JSC “FNC UES”.**

The period: **2005 - present.**

RJSC “UES of Russia”

Field of activity: *power*

Post: **the Deputy Head of Control centre MRNC of JSC “FNC UES”.**

6. Kushnarev Feodor Andreevich

Year of birth: ***1944***

Citizenship: the Russian Federation

Education: higher school



Specialty by education: electromechanic engineer

Date of the first election to Board of Directors: 22.03.94

Date of last election to Board of Directors: 31.05.05

Share in the charter capital of the emitter: *has no share*

Shares in affiliated / dependent companies of the emitter: *has no share*

Data on amount of commission and (or) indemnification of charges – 211 175 руб.

Claims to the Member of Board of Directors has not been presented.

Posts for the last five years

The period: **2000 - 31.12.2005**

JSC “Rostovenergo”

Field of activity: *power*

Post: **Director General**

The period: **01.01.2006 - present**

Southern branch of JSC “MRNC of the Center and the Northern Caucasus”

Field of activity: *power*

Post: **Director of Southern branch of JSC “MRNC of the Center and the Northern Caucasus”.**

7. ***Nepsha Valery Vasiljevich,***



Year of birth: ***1976***

Citizenship: the Russian Federation

Education: higher school

Specialty by education: the master of economics

Date of the first election to Board of Directors: 31.05.05

Date of last election to Board of Directors: 31.05.05

Share in the charter capital of the emitter: *has no share*

Shares in affiliated / dependent companies of the emitter: *has no share*

Data on amount of commission and (or) indemnification of charges – 98 245 руб.

Claims to the Member of Board of Directors has not been presented.

Posts for the last five years

The period **1999 – 2003**

RJSC "UES of Russia"

Field of activity - *corporate management*

Post: **the Leading, the Main expert of Department of corporate policy**

The period **2003 – present**

Fund "Institute for professional directors"

Field of activity - *corporate management*

Post: **the Deputy the Director General of the Fund**

8. ***Obukhov Pavel Andreevich***



Year of birth: ***1958***

Citizenship: the Russian Federation

Education: higher school

Specialty by education: economist - geographer, financial manager

Date of the first election to Board of Directors: 31.05.05

Date of last election to Board of Directors: 31.05.05

Share in the charter capital of the emitter: *has no share*

Shares in affiliated / dependent companies of the emitter: *has no share*

Data on amount of commission and (or) indemnification of charges – 147 367 руб.

Claims to the Member of Board of Directors has not been presented.

Posts for the last five years

The period: **October 2000 - August 2002**

JSC **"Belgorodenergo", Belgorod**

Field of activity: *electric power industry*

Post: **The chief accountant, the assistant to the Director General on control systems**

The period: **August 2002 - December 2002**

Representation of "Airport Management Company", Moscow

Field of activity: *Civil aircraft*

Post: **The leading expert**

The period: **January 2003 - July 2003**

CJSC "AGC Development business systems", Moscow

Field of activity: *Consulting services*

Post: **The Leading adviser**

The period: **August 2003 - March 2005**

JSC **"Belgorodenergo", Belgorod**

Field of activity: *Electric power industry*

Post: **Director on Systems and Technologies of management development, the Chief of the Department of quality management**

The period: **April 2005 - present.**

JSC "MRNC of the Center and the Northern Caucasus", Moscow

Field of activity: *Electric power industry*

Post: **Director on strategic management**

9. ***Tuzhilin Alexey Eljevich***



Year of birth: ***1968***

Citizenship: the Russian Federation

Education: higher school

Specialty by education: engineer - economist

Date of the first election to Board of Directors: 31.05.05

Date of last election to Board of Directors: 31.05.05

Share in the charter capital of the emitter: *has no share*

Shares in affiliated / dependent companies of the emitter: *has no share*

Data on amount of commission and (or) indemnification of charges – 98 245 руб.

Claims to the Member of Board of Directors has not been presented.

Posts for the last five years

The period **1997 - 2002**

JSC "Sibneft"

Field of activity - *corporate management*

Post: **the leading expert, the main expert, the chief of the department of securities of Department of corporate management of Management of the corporate finance of JSC "Sibneft"**

The period **2002 – 2003**

Moscow representation of the company Millhouse Capital UK Limited

Field of activity - *corporate management*

Post: **the chief of the Corporate management**

The period **2003 – present**

JSC "Complex power systems"

Field of activity - *corporate management*

Post: **the Deputy the Director General on corporate management**

10. ***Kharchilava Khvcha Pataevich***



Year of birth: ***1972***

Citizenship: the Russian Federation

Education: higher school

Specialty by education: economist manager

Date of the first election to Board of Directors: 31.05.05

Date of last election to Board of Directors: 31.05.05

Share in the charter capital of the emitter: *has no share*

Shares in affiliated / dependent companies of the emitter: *has no share*

Data on amount of commission and (or) indemnification of charges – 98 245 руб.

Claims to the Member of Board of Directors has not been presented.

Posts for the last five years

The period **1995 – 1997**

The Russian news agency "RIA – "Novosti"

Field of activity - *journalism*

Post: **the correspondent of the international department of the information of General management of the information**

The period **1997 - 1999**

Open Society "Concern "Radio – Tsentr"

Field of activity - *journalism*

Post: **the Deputy Director General on public relations**

The period **1999 – 2003**

Head of the International Research and Consulting project on development of management "Tempus" (the Great Britain, Sweden, Italy, France, Russia)

The period **2003 – 2004**

CJSC "Rus-Bank", JSC "Rosgosstrakh"

Field of activity - *corporate management*

Post: **the Adviser on administrative questions**

The period **2004 – present**

Fund "Institute for professional directors".

Field of activity - *corporate management*

Post: **the Adviser**

Transactions between the Company and members of Board of Directors **were not made**.

The detailed information on participation of members of Board of Directors in controls of other Companies and also the information on structure of Board of Directors, elected at AGMS in 2004 are resulted in appendices ## 5, 6.

Members of Board of Directors of the Company of Glushchenko A. D., Eremeev M. A., Nepsha V. V., Tuzhilin A. E., Kharchilava Kh. P. meet the requirements of the Code of Corporate Behavior FSFM and might be recognized as Independent directors.

Compensation (indemnification of charges) to members of Board of Directors and to members of the Revision Committee as paid according to Regulations approved by the Annual General Meeting of shareholders of the Company.



The total amount of compensations has made:

¨ To members of Board of Directors – 2,271,047 rubles,

Including

Elected on 31.05.05 – 1,022,572 rubles,

Elected on 25.05.04 – 1,248,475 rubles.

The review of the most important decisions of Board of Directors

In the accounting year, 22 sessions of Board of directors of JSC "Rotovebergo" have been carried out where 203 questions were considered and solved.

Within the framework of the electric network complex reforming Board of Directors discussed the question On the basic directions of activity including On the order of isolation of objects of the electric network facilities concerning to Uniform national (all-Russian) electric network (UNES) belonging to the Company. The decision was accepted: to count a priority direction of activity allocation of the main network company to which, according to dividing balance, the objects of electric network complex concerning to UNES should be handed, as well as the money resources necessary for the reimbursement.

According the Charter of the Company (subitem 1 of item 15.1. of 15 article) the Board of Directors considered some questions, concerning to priority directions of activity: on organization of purchasing activity of the Company; on formation of the financial reporting on MSFO; on approving of the Program of creation (modernization) AIIS KUE; on the commercial account of the electric power development.

The Board of Directors considers and approved Programs of non-state of pension of staff of the Company on 2005 and for 2006, and also the Program of insurance protection of JSC "Rostovenergo" for 2005.

At a session of Board of Directors Chairman and personal structure of the Central competitive commission of JSC "Rostovenergo" was approved;

The decision on JSC "ROSNO" is accepted to state it as a nominee of the insurer chosen by the broker, to sign contracts of insurance on OSASO and on voluntary insurance of vehicles.

During the year the Board of Directors of the Company considered, made changes and approved such internal documents, as Regulations about the order of carrying out of regulated purchases of the goods, works, services for needs of JSC "Rostovenergo" and the format of the

quarterly report of the Director General on purchasing activity of the Company; Regulations about the credit policy of JSC "Rostovenergo"; Regulations about investment activity of JSC "Rostovenergo"; Standard of IT-activity management; Regulations about inside information of JSC "Rostovenergo"; Program of creation (modernization) AIIS KEU of JSC "Rostovenergo" for 2005 regarding the program of creation (modernization) AIIS KEU on the objects which have been not related to UNES; Additions to the Register of non-profile actives of JSC "Rostovenergo"; Regulations about material stimulation of the supreme managers of JSC "Rostovenergo" and Regulations about material stimulation of the Director General of JSC "Rostovenergo"; in view of change of structure and functions of the network enterprises Regulations about eight branches of JSC "Rostovenergo" were advanced and authorized by Board of Directors of the Company.

Within the framework of reforming the decision on liquidation of branches of JSC "Rostovenergo" was accepted: UKK, Power sale, VTS, RTS, KTPP, RTPP-2, VdTPP-2, TsHPP; and about entering respective alterations into the Appendix #1 to the Charter of the Company - the List of branches and representations.

- According to the strategy determined by the Register of non-profile actives of the Company, Board of Directors accepted the decision on the termination of participation of JSC "Rostovenergo" in non-profile AJSC: JSC "Boarding house Luchezarny", JSC "Resting House Energetic", JSC "Subsidiary Markinskoe", JSC "Subsidiary Sokolovskoe", JSC "Subsidiary called after Grechko"; on a number of objects of the Register the decision were made to change of strategy of actions, to sale objects and transfer of objects of real estate to the municipal property. Questions were considered of a choice of the independent appraiser and definition of the market cost, securities belonging to the Company for the repayment at shareholders, for the purposes of sale, and also about definition of the price (a monetary estimation) of property of the Company for its acceptance at the balance, for assignation in rent and for the purposes of sale.

In the frame of the current work Board considered questions on the statement of the business - plan of the Company; about the quarterly statement and updating of control parameters DPN of the Company; quarter reports of the emitter of issue securities (up to annual meeting of

shareholders on May, 31 2005 which has accepted new edition of the Charter of the Company) were approved; besides questions of rendering of the charitable help and others were considered.

3.2.2. Committees at Board of Directors

At the session of Board of Directors which was taken place on December, 26 2005 report #9, the decision on creation of Committees at Board of Directors was accepted:

- ***Committee on reliability;***
- ***Committee on audit;***
- ***Committee on strategy, development and reforming;***
- ***Committee on budget and finance.***

Quantitative structures of Committees and Regulations about corresponding Committees of Board of Directors were authorized also, report #11 from 10.02.06.

The purpose of creation of Committees of Board of Directors is decision-making in the field of management, the control and financial activity, and also in the sphere of strategy, development and reforming of the Company.

Decisions of the created Committees have recommendatory character.

3.2.3. Revision Committee

The Regulations about of the Revision Committee of JSC "Rostovenergo" define tasks and the order of the Revision committee activity, adjust questions of interaction with executives of the Company and structural divisions of the executive device of the Company.

- The Revision Committee is a permanent body of the internal control of the Company, carrying out the regular control over financial and economic activity of the Company, its detached divisions, officials of controls of the Company and structural divisions of the executive device of the Company for conformity to the legislation of the Russian Federation, to the Charter of the Company and internal documents of the Company.

- The Revision Committee operates in interests of shareholders of the Company and in the activity is complied to General Meeting of shareholders of the Company.
- At realization of the activity the Revision Committee is independent of officials of executives of the Company and heads of structural divisions of the executive device of the Company.
- In the activity the Revision Committee is guided by the legislation of the Russian Federation, the Charter of the Company, the present Regulation and other internal documents of the Company approved by General meeting of shareholders of the Company.

The main tasks of the Revision committee are:

¨ to control financial and economic activity of the Company;

¨ to maintain supervision over conformity financial and economic operations made by the Company to the legislation of the Russian Federation and to the Charter of the Company;

¨ to realise an independent estimation of the information on the financial state of the Company.

The basic terms of Regulations about compensation for members of the Revision Committee:

¨ Payment of compensations and indemnifications is made by the Company in the monetary form.

¨ Lumpsum compensation is paid for participation in check (audit) of financial and economic activity to a member of the Revision Committee at a rate of the triple sum of the minimal monthly tariff rate of the worker of the first category in view of the indexation established by the branch tariff agreement.

¨ Payment is made in a week term after drawing up of the conclusion by results of the check (audit) carried out.

¨ The extra fee can be paid for each carried out check (audit) of financial and economic activity of the Company in size up to the twentyfold sum of the minimal monthly tariff rate of the worker of the first category to members of the Revision Committee in view of the indexation established by the branch tariff agreement.

- The order and terms of payment of an extra fee are determined by Board of Directors of the Company.

- The size of the compensations paid to Chairman of the Revision committee increases for 50 %.
- Payment of compensations to members of the Revision Committee being employees of federal bodies of the government, bodies of the government of subjects of the Russian Federation, is made according to the current legislation of the Russian Federation and legal papers of subjects of the Russian Federation.

In this report members of the Revision Committee approved at the General Meeting of shareholders on 31.05.05 are represented.

Structure of the Revision Committee

1. **Sidorov Sergey Borisovich** - the Chief of Department of internal audit CC of RJSC "UES of Russia" - **Chairman of the Revision Committee**.



1999 - 31.05.2004 - Chief of Department of financial audit of RJSC "UES of Russia";

01.06.04 - present - Chief of Department of internal audit of RJSC "UES of Russia";

Age – 53 years

Speciality - Book keeping and audit

Citizenship - Russian

Ordinary shares of the emitter belonging to the specified person are not present.

Data on amount of commission and (or) indemnification of charges – 58 185 руб.

Claims to the member of the Revision Committee has not been presented; transactions with the Company were not made.

2. **Baitov Anatoly Valerjevich** - Head of Management of the financial control and internal audit of JSC "FNC UES".



1999 - 2001 - The leading expert of a control and audit department of the Finance administration of the Kurgan Region of RF.

2002 - 2003 - The adviser on work of Revision Committees of Representation of RJSC “UES of Russia” “Tsentrenergo”

2003 – 2004 – the Deputy Director General of Fund “Institute for professional directors”

2004 – present - The head of Management of the financial control and internal audit JSC “FNC UES”.

Age – 28 years

Speciality – Finance and credit

Citizenship - Russian

Ordinary shares of the emitter belonging to the specified person are not present.

Data on amount of commission and (or) indemnification of charges – 0 руб.

Claims to the member of the Revision Committee has not been presented; transactions with the Company were not made.

3. **Kirichuk Vladimir Vasiljevich** - the main expert of the Department of awards and social programs of Department of the personnel management of RJSC “UES of Russia”.



2001 – present – the main specialist, the leading expert of the Department of awards and social programs of Department of the personnel management

Age – 35 years

Speciality – Finance and credit

Citizenship - Russian

Ordinary shares of the emitter belonging to the specified person are not present.

Data on amount of commission and (or) indemnification of charges – 0 руб.

Claims to the member of the Revision Committee has not been presented; transactions with the Company were not made.

4. **Kuznetsova Galina Ivanovna** - the main expert of Management of the financial control and internal audit of JSC "FNC UES".

10.01.2000 – 08.2004 – The leading expert, the main expert of Department of construction and reconstruction management; Department of the capital management of RJSC "UES of Russia".

31.08.2004 - present - the main expert of Management of the financial control and internal audit of JSC "FNC UES".

Age – 55 years

Specialty – the engineer - builder, economy of business, book keeping and audit in construction.

Citizenship - Russian

Ordinary shares of the emitter belonging to the specified person are not present.

Data on amount of commission and (or) indemnification of charges – 0 руб.

Claims to the member of the Revision Committee has not been presented; transactions with the Company were not made.

5. **Kuzmina Olga Borisovna** - the main expert of the Department of the internal control and audit of Joint-Stock Company « Complex power systems ».



April 1999 - January 2000 - Chief accountant of Joint-Stock Company "Europrom-Invest"

February 2000 – September 2002 - the bookkeeper of JSC "Writing business"

August 2000 – September 2002 - Chief accountant of JSC "Writing Business"

October 2002 – March 2004 – Auditor of CJSC "Yular-Audit"

April 2004 – Jauary 2005 – Auditor at " The Institute of problems of business"

February 2005 – present - The Main Expert of department of the internal control and audit of Joint-Stock "Complex power systems"

Age – 29 years

Specialty - Book keeping and audit; jurisprudence

Citizenship - Russian

Ordinary shares of the emitter belonging to the specified person are not present.

Data on amount of commission and (or) indemnification of charges – 38 790 руб.

Claims to the member of the Revision Committee has not been presented; transactions with the Company were not made.

The total amount of compensations to the Revision Committee for 2005 – 213345 руб.

The full version of Regulations about of the Revision Committee and Regulations about compensation to members of the Revision committee is available at the site of JSC "Rostovenergo" www.rosten.ru in chapter « About the company/Internal Documents».

3.2.4. Director General

Kushnarev Feodor Andreevich - the Director General of JSC "Rostovenergo" for the period of **1993 - 31.12.2005.**

He was born 27.04.1944 in a village Sandata, the Salsky Districtof the Rostov Region.

Education – higher school; he graduated The Ivanovo power institute called after V.I.Lenin in 1971.

Speciality according to education: Electric machines and devices

Qualification: the Engineer for electric mechanics

Cand.Tech.Sci.

Member of Board of Directors of JSC "Rostovenergo" since 25.05.2004.

Payment of activity of the Director General, the rate of commission and criteria of its definition are made according to Regulations about material stimulation of the Director General of JSC "Rostovenergo" (report #19 of 28.05.2003) and is an integral part of the labor contract of the Director General.

According to Regulation the system of material compensation (stimulation) is determined by the dependence of the rate of commission on a degree of performance of priority directions of the activity

determined by the Board of Directors, during the periods for which the estimation of activity of the Director General is carried out - on results of the month, the quarter, or the year.

F. A. Kushnarev has the following State and branch awards:

Medal For valorous work. In commemoration of the 100th anniversary of V.I.Lenin's birthday; 1970,

Deserved worker of the energy system of the Russian Federation; 1994,

The honourable worker of thermal power complex; 1999,

Diploma of RJSC "UES of Russia" of 1996, 1999, 2002,

Diploma of the Ministry of Fuel and Energy of the Russian Federation; 1996,

Diploma of UESNC "Yuzhenergo"; the Russian Federation; 1996,

The deserved worker of UES of Russia; 1996,

Honourable worker of the energy; the Ministry of Fuel and Energy of the Russian Federation; 1995,

Veteran of the power complex; RJSC "UES of Russia"; 1994,

Deserved worker of the Ministry of Fuel and Energy of the Russian Federation; 1993,

Honorary citizen; the Administration of the Rostov Region; 2001,

Honorary title of Deserved Worker of the power system of the CIS; 2003,

Sign on 80 years of Plan GOERLO; 2000,

Sign on 70 years GOERLO; 1990,

Medal For the merits before the Russian electric power industry; 2004,

Diploma "Yuzhenergo"; 1999,

Diploma "Yuzhenergo"; 2002,

Kushnarev Feodor Andreevich has devoted 35 years to work in electric power branch of 40 years of his labor activity.

Kushnaryov F.A. is the highly skilled expert, the skilful organizer of the manufacture who have brought the significant contribution in to development of power on Don and in the South of Russia.

Claims to the Director General has not been presented; no transactions with the Company were made.

Supervised by the Director General JSC "Rostovenergo" has entered the five of the best power supply systems of the country and, accordingly, the good initial base for reforming has been prepared.

The rate of commission of the Director General is determined according to the Labor contract and the Regulations about material stimulation of the Director General of JSC "Rostovenergo" approved by the Board of Directors of the Company of 16.09.05 (the report #5) and being the integral part of the labor contract of the general director.

Vershinin Leonid Borisovich - Acting as the Director General of JSC "Rostovenergo" **since 01.01.2006.**

He was born on 04.01.1948 in Rostov-on-Don

Education: higher school, the Rostov Institute of engineers of the railway transportation; 1970,

Speciality according to education: industrial power system;

Qualification: the Engineer – industrial thermal electricity;

Honorary title of the Deserved worker of the Ministry of Fuel and Energy of the Russian Federation; 1998,

The diploma of JSC "Rostovenergo"; 2004,

Honorary title of Honourable worker of the power system; 1993.

Vershinin L.B.'s all labour activity is connected to the power system, and since 1973 - with Rostovenergo.

3.2.5. Board

The order of the Board establishing, terms, the order of convocation and carrying out of sessions, and also the order of decision acceptance by the Boarder are determined by the internal document of the Company - Regulations about the Board of JSC "Rostovenergo".

Position was developed according to the Civil Code of the Russian Federation, the Federal Law "About joint-stock companies", and other normative elements of Law of the Russian Federation and the Charter of the Company.

The Board of the Company is a joint executive body and in its activity it is guided by the legislation of the Russian Federation, the Charter of the Company, other internal documents of the Company and the present Regulation.

The Board carries out managing of operating performance of the Company within the framework of the competence determined by the Charter of the Company, resolutions of the General Meeting of shareholders and Board of Directors of the Company.

The Board operates in interests of the Company and in its activity its is suordinated to General Meeting of shareholders and the Board of Directors of the Company.

The full version of the Regulations about the Board of the Company is represented at the site of the JSC "Rostovenergo" in chapter «About the company/Internal Documents».

Structure of the Board of the Company

According to point 13 of article of 15 item 15.1 of the Charter of the Company members of the Board of the Company are elected by the Board of Directors of the Company according to the offer of the Director General of the Company who is the Chairman of Board of the Company (item 3.2.1. of the Regulations about Board of the Company).

Kushnarev Feodor Andreevich



The Director General of JSC "Rostovenergo"

Quantity of shares belonging to the member of the Board –

Common – 0; Privileged - 0.

No claims have been put forward; transactions with the Company were not made.

Amount of commission (refunds of charges) - 0 rubles.

The Vice-President of the Board

Vershinin Leonid Borisovich



The first Deputy the Director General

- The chief engineer of JSC "Rostovenergo".

Quantity of shares belonging to the member of the Board –

Common - 83420; Privileged - 130036

No claims have been put forward; transactions with the Company were not made.

Amount of commission (refunds of charges) – 44111.90 rubles.

Members of the Board

Mikhaylovsky Vladimir Vladimirovich



The Director General JSC "Rostovenergonaladka"

Quantity of shares belonging to the member of the Board –

Common – 161 928; Privileged – 22 080.

No claims have been put forward; transactions with the Company were not made.

Amount of commission (refunds of charges) – 53 416.2 руб.

Belousov Alexander Gennadyevich



Director of CES JSC Rostovenergo"

Quantity of shares belonging to the member of the Board –

Common – 26 408; Privileged – 51 896

No claims have been put forward; transactions with the Company were not made.

Amount of commission (refunds of charges) – 53 416.2 rubles.

Feodorov Nickolay Vladimirovich



The Deputy Director General of JSC "Rostovenergo"

Quantity of shares belonging to the member of the Board –

Common. – 0; Privileged – 0.

No claims have been put forward; transactions with the Company were not made.

Amount of commission (refunds of charges) – 32 936.4 rubles.

Tolmachyov Jury Grigorjevich



The Deputy Director General of JSC "Rostovenergo"

Quantity of shares belonging to the member of the Board –

Common – 0; Privileged – 235 536.

No claims have been put forward; transactions with the Company were not made.

Amount of commission (refunds of charges) – 56 462.4 rubles.

Larkova Larissa Nickolaevna



The chief Accountant of JSc "Rostovenergo"

Quantity of shares belonging to the member of the Board –

Common – 0; Privileged – 0.

No claims have been put forward; transactions with the Company were not made.

Amount of commission (refunds of charges)– 56 947,2 руб.

Golubchik Sergey Valerjevich



The Chief Of CUO JSC "Rostovenergo"

Quantity of shares belonging to the member of the Board –

Common – 0; Privileged – 0.

No claims have been put forward; transactions with the Company were not made.

Amount of commission (refunds of charges) – 15 549,3 руб.

The total amount of compensations to members of the Board for 2005 – 312839.6 rubles.

3.3. Affiliated and Dependent Companies

In accounting year of Open Society " Ростовэнерго " carried out corporate management in the nine 100 % affiliated joint-stock companies founded in 2003:

On the basis of repair branches and the Motor depot-

1. JSC "ERE Rostovskoe"

The basic kind of activity - repair, installation and reconstruction of equipment TPP, HPP, APP.

2. JSC "Rostovenergonaladka"

The basic kind of activity - repair and adjustment of electrotechnical and thermal mechanical equipment

3. JSC "Rostovenergospetsremont"

The basic kind of activity - installation, construction and reconstruction of

thermal networks, general building works.

4. JSC “Rostovenergoavtotrans”

The basic kind of activity - cargo and passenger transportations, services of specialized tramsport means.

On the basis of non-profile branches-

1. JSC ”AF Markinskoe”

The basic kind of activity - manufacture, processing and sale of agricultural production.

2. JSC «AF named after A. A. Grechko»

The basic kind of activity - manufacture, processing and sale of agricultural production.

3. JSC "AF Sokolovskoe"

The basic kind of activity - manufacture, processing and sale of agricultural production.

4. JSC House of rest “Energetik”

The basic kind of activity - sanatorium and excursion tourism.

5. JSC Boarding house “Luchzarny”

The basic kind of activity - sanatorium and excursion tourism.

At the session of Board of Directors of JSC “Rostovenergo” on 29.01.2005 (report #13), the decision to stop participating of JSC “Rostovenergo” in non-profile affiliated joint-stock companies - JSC ”AF Markinskoe”, JSC "AF Sokolovskoe", JSC «AF named after A. A. Grechko», JSC House of rest “Energetik” and JSC Boarding house “Luchzarny” was accepted.

According to that decision, in August, 2005, the share holding of JSC Boarding house “Luchzarny” was sold. Active work is conducted on realization of the accepted decision concerning other non-profile affiliated joint-stock companies planned to sale.

3.4. The information on essential facts

No transactions were made by the Company in the accounting year recognized to be large transactions according to the Federal Law “About joint-stock companies”.

In the Appendix 1 to the present Annual Report “the Chronicle of the transactions made by the Company in 2005” the following information is represented:

- About transactions made by the Company in the accounting year which are recognized according to the Federal Law "About joint-stock companies" transactions in which fulfillment there is an interest, with the indication person (persons) concerned, essential conditions and executives of the Company which has accepted the decision on its approval for each transaction;
- About other essential facts took place in the accounting year according to classification FSFM of Russia (Decision of FSFM of 16.03.05 #05-5/пз-н).

The information on essential facts is represented at the site of the Company: www.rosten.ru in section "For shareholders and investors / The information on essential facts".

3.5 The Share Capital

The amount of the charter capital of the emitter (RUR).:

4,054,501,932

The charter capital division into categories of shares:

Ordinary shares:

Total amount (RUR): ***3,128,764,676***

Share in the charter capital: ***77.16767 %***

Preference shares:

Total amount (RUR): ***925,737,256***

Share in the charter capital: ***22.83233 %***

Nominal value of the share (RUR): ***1.0***

A part of JSC "Rostovenergo" shares as depository receipts are under operation outside of the Russian Federation.

The name of Bank	% shares of the charter capital of JSC "Rostovenergo"	% of the total of ordinary shares of JSC "Rostovenergo"	of the total of preference shares of JSC "Rostovenergo"
Bank of New York	5.58	2.32	16.62

Amount of ordinary shares for 1 DR =100,

Amount of preference shares for 1 DR =100

The foreign emitter which securities certify rights concerning shares of JSC “Rostovenergo” (the name and location): ***Bank of New York 1 Wall street, New York, 10286.***

Total quantity of shareholders - ***5 006,***

including:

Legal persons - ***53,***

From them: nominal holders - ***15***

Natural persons – ***4,953***

Structure of the share capital:

RJSC "UES of Russia" - 48.43 %,

Legal persons ***- 46.23 %,***

Including: nominal holders – ***46.0 %,***

Natural persons – **5.34 %**

There are no shares in the federal property and in the property of subjects of the Russian Federation.


Доля акций в уставном капитале
5,34% - физ.лица
46,23 % - юр. лица
48,43% - ОАО "РАО ЕЭС России"

Shareholders possess more than 5 percent of the charter capital:

The name of shareholder	Share in the charter capital as for	
	31.12.2004	31.12.2005
RJSC “UES of Russia”	48.43	48.43
ING Depositary \ ING Bank (Eurasia) (CJSC) (the nominal shareholder)	29.04	27.06
CJSC “Deposit and Clearing Company” (the nominal shareholder)	8.61	8.28

At the balance of the Company and affiliated companies own shares of the Society **are not present.**

The shareholders owning more than 0.1 % of the total amount of issued shares of the Company, including nominal holders mentioned above for the date of the register closing 15.04.05:

Name of Shareholder	Place the shares are kept (register or the nominal holder)	Amount of securities			% of the total amount of voting shares	% of the total amount of issued shares (sorted in decreasing order)
		SON	SPN	Securities, total		
JSC "RJSC "UES of Russia"	"Deposit and Corporate Technologies", LTD	1963512684	0	1963512684	62,76	48,43
HRI Limited	ING Bank (Eurasia) (CJSC)	619500000	181774017	801274017	19,8	19,8
Reserve invest (Cyprus) ltd	CJSC "Deposit and Clearing Company"	81234250	117591394	198825644	2,6	4,9
Westmead ltd	CJSC "Branswik U B S Nomines"	-	141507012	141507012	-	3,49
Aton Internationals ltd	CJSC "Deposit and Clearing Company"	500000	96706700	97206700	0,01	2,39
Integrated Energy Systems ltd	ING Bank (Eurasia) (CJSC)	68601894	-	68601894	2,19	1,69
LC PC "Kapital"	LTD "Garant"	30911877	13577352	44489229	0,99	1,1
LC PC "Kapital"	NCP "National Deposit Center"	24668500	-	24668500	0,79	0,61
Loundous Trading & Investments ltd	CJSC "Deposit and Clearing Company"	7277400	13754660	21032060	0,23	0,52
Ravenscourt Holdings ltd	CJSC "Deposit and Clearing Company"	5280786	11504650	16785436	0,17	0,41
ClarenceGate trading LTD	CJSC "Deposit and Clearing Company"	-	15571500	15571500	-	0,38
Reserve invest (Cyprus) ltd	NCP "National Deposit Center"	11859500	-	11859500	0,38	0,29
CJSC "MC Management Center"	CJSC "Deposit and Clearing Company"	10400000	-	10400000	0,33	0,25
Nikitas Brokerage ltd	CJSC "Deposit and Clearing Company"	7759462	2000000	9759462	0,25	0,24
Sivomar Trading ltd	CJSC "Deposit and Clearing Company"	6806740	-	6806740	0,21	0,17
PC Ekfit, LTD	CJSC "Deposit and Clearing Company"	5019981	1556904	6576885	0,16	0,16

UBS AG	CJSC "Branswik U B S Nomines"	-	5500000	5500000	-	0,13
CJSC "MC Management Center" (Strategy Investment)	CJSC "Deposit and Clearing Company"	5000000	-	5000000	0,16	0,12
CJSC "MC Management Center" (High Technologies)	CJSC "Deposit and Clearing Company"	5000000	-	5000000	0,16	0,12
CJSC "Trinfiko"	NCP "National Deposit Center"	4867100	-	4867100	0,16	0,12

3.6. Issue and operation of shares in the market

In the accounting year, the shares of the Company were under operation at Joint-Stock Company "Moscow interbank currency market" (MICE) and NCP "Stock exchange of the Russian trading system" (RTS) platforms.

Codes of shares of JSC "Rostovenergo" in the basic trading systems:

	Ordinary Shares	Preference Shares
Non-Commercial Partnership "Stock exchange of the Russian trading system" (RTS)	RTSE	RTSEP
Closed Joint-Stock Company "Moscow interbank currency market" (MICE)	RTSE	RTSEP

Changes of the market value of the Company's shares

Date	Ordinary Shares	Preference Shares
	Market price, ($)	Market price, ($)
11.01.2005	0.0505	0.0228
12.01.2005	0.0458	0.0218
28.01.2005	0.0460	0.0235
31.01.2005	0.0460	0.0215
01.02.2005	0.0460	0.0235
02.02.2005	0.0460	0.0235
01.03.2005	0.0455	0.0235
02.03.2005	0.0425	0.0235
30.03.2005	0.0400	0.0200
31.03.2005	0.0400	0.0200
28.04.2005	0.0385	0.0165

29.04.2005	0.0385	0.0165
30.05.2005	0.0375	0.0168
31.05.2005	0.0375	0.0168
23.06.2005	0.0375	0.0140
24.06.2005	0.0375	0.0140
27.06.2005	0.0375	0.0140
01.07.2005	0.0375	0.0175
04.07.2005	0.0280	0.0175
01.08.2005	0.0380	0.0153
02.08.2005	0.0380	0.0153
30.08.2005	0.0380	0.0190
31.08.2005	0.0380	0.0190
01.09.2005	0.0380	0.0203
02.09.2005	0.0380	0.0203
28.09.2005	0.0303	0.0203
29.09.2005	0.0383	0.0203
30.09.2005	0.0438	0.0200
28.10.2005	0.0438	0.0175
31.10.2005	0.0438	0.0175
03.11.2005	0.0440	0.0200
07.11.2005	0.0440	0.0200
18.11.2005	0.0441	0.0205
21.11.2005	0.0441	0.0200
19.12.2005	0.0415	0.0263
30.12.2005	0.0385	0.0248

The schedule of monthly average share quotation
JSC "Rostovenergo" for 2005

(according to Non-Commercial Partnership "Stock exchange of the Russian trading system" (RTS) data)


$
0,125
0,115
0,105
0,095
0,085
0,075
0,065
0,055
0,045
0,035
0,025
0,015
0,005
11.1
2.2
24.2
18.3
8.4
29.4
24.5
15.6
6.7
27.7
18.8
9.9
30.9
21.10
14.11
5.12
26.12

Ordinary Shares: min – 0.0280 $ – 4.07.2005
max – 0.0505 $ – 11.01.2005

Preference Shares: min – 0.0140 $ – 29.06.2005

max – 0.0270 $ – 16.12.2005

Market capitalization of the Company, as for December, 30, 2005, made $134,390,353, during the fiscal year no shares were issues (according to data Non-Commercial Partnership "Stock exchange of the Russian trading system" (RTS).

Dividend payment profitableness the for last 3 years, %

	2003	2004	2005
OS	2.23	1.91	3.81
PS	10.37	5.72	7.5

Dividend payment profitableness is determined as the relation of the amount of the dividend per share to the market value of shares (according to data Non-Commercial Partnership "Stock exchange of the Russian trading system" (RTS), and 100% multiplied.

During the accounting year there was no issue of shares.

3.7 The information on the registrar of the Company

The registrar:
The name: ***JSC "Central Moscow Depositary" (JSC "CMD")***
The location: ***107078, Moscow, Orlikov street, 3-V***
Mailing address: ***105082, Moscow, street Bolshaya Pochtovaya, 34-8***
Ph.: ***(095)221-13-35*** Fax: ***(095)221-13-33***
The e-mail address: *dr@mcd.ru*

The license:
Number of the license: ***10-000-1-00255*** Date of issue: ***13.09.2002***
Validity: ***is not established***
The body which gave the license out: ***the Federal Commission on Securities market (Federal Commission on Securities) of Russia***

Date from which conducting the register of nominal securities of the emitter was carried out by the specified registrar: ***22.08.2001***

Rating of registrars in the market of services

Name	City	Final point

JSC "Central Moscow Depositary"	Moscow	36738
CJSC "National Registrar Company"	Moscow	34286
JSC "Reestr"	Moscow	27716

Since 01.03.2003 JSC "CMD" possesses the international identification code **BIC-MOCORUM 1.**

3.8 Affiliated Companies including AJSC as for 31.12.05

The information is given in Appendix #8.

Data on the Company's investment to other companies

Name of comapny	Basic kinds of activity	Amount of investment, thousand RUR	Share in the charter capital as for 31.12.2005, %
JSC "Energogarant"	Insurance services	1,35	0,0002
JSC FC "Rostov"	Sport activity	1000,00	2,048
JSC "Gasenergo"	Purchase, sale and manufacture of energy	55,50	0,555
JSC "Energougol"	Manufacture of energy	82,50	16,5
Fund "Interptivatizatsia"	Development of substantiations of project efficiency, non-standard insurance schemes, consulting services	10,00	0,0333
JSC CB "Tsentr Invest"	Banking	25166,48	5,3432
CJSC "Gas turbine technologies"	Development of new technologies	5,00	50
JSC "ERE Rostovskoe"	Repair, installation and reconstruction of TPP, HPP, APP equipment	70124,74	100
JSC Rest House "Energetic"	sanatorium and excursion tourism	65417,25	100
JSC "AF Sokolovskoe"	manufacture, processing and sale of agricultural production	178640,45	100
JSC "AF Markinskoe"	manufacture, processing and sale of agricultural production	50521,13	100
JSC «AF named after A. A. Grechko»	manufacture, processing and sale of agricultural production	79972,22	100

JSC "Rostovenergospetsremont"	installation, construction and reconstruction of thermal networks, general building works	30133,85	100
JSC "Rostovenergoavtotrans"	cargo and passenger transportations, services of specialized transport means	14012,18	100
JSC "Rostovenergonaladka"	repair and adjustment of electric technical and thermal mechanical equipment	6068,63	100

Data on legal maintenance of the Company's activity; valid rights and interests of the Company and its shareholders protection

The basic direction of legal maintenance of activity of the Company, and also the protection of valid rights and interests both of the Company and its shareholders, is conducting by the Company contractual and claim administration.

According to results of carried out inventory, as for the end of 2005, the quantity of running contracts of the Company made **1825 piece; 1373** contracts were signed during 2005.

For contracts *on transfer of the electric power through the networks of JSC "Rostovenergo" service rendering* the Company had developed the unified form as much as possible guaranteeing observance of the rights and legitimate interests of the Company in the sphere of its basic kind of activity and preventing occurrence of losses.

In 2005, JSC "Rostovenergo" had put forward claims for the total sum **more than 600 million rubles** on receivership proceeding. Among them in 2005 claims for the sum **from more than 163 million rubles** were satisfied.

Besides, in 2005, for the benefit of JSC "Rostovenergo" judgments on a number of large receivership proceeding have been born action upon which were started the last year or several years ago.

Among such disputes it is necessary to allocate especially the following:

- Four actions of proceeding under claims of the Ministry of Finance of the Russian Federation to JSC "Rostovenergo" for a total sum **of 37,227,415 rubles;**

- Business under the claim of JSC “Rostovenergo” to JSC “Gukovugol” about collecting debts for **52,861,691.15 rubles, total;**
- action under the claim of JSC “Gukovugol” to JSC “Rostovenergo” about collecting daily average unjust enrichment for **119,000 rubles, total;**
- Business under claim IFTS of the Lenin district of Rostov-on-Don to JSC “Rostovenergo” about attraction to the tax responsibility for fulfillment of tax offences in size more than **117 million rubles**. In the decision of the Arbitration Court of the first instance, accepted on 23.11.05, they refused in satisfaction of IFTS claim regarding collecting from JSC “Rostovenergo” the sums of taxes and penalties in size more than **84 million rubles**.

The sum of claims put forward before JSC “Rostovenergo” in accounting year had made **41.574 million rubles.** Among them in satisfaction it was refused for the sum **of 4.541 million rubles.**

Court considers statements of claim for the sum **of 32.276 million rubles.**



Chapter 4.
Main Industrial Indices.



4.1 The basic industrial parameters (for joint-stock company - energo reorganized during 2005 – up to the moment of reorganization)

From 11.01.05 JSC "Rostovenergo" carries out functions of the distributive network company after allocation of JSC "Rostov generating company", JSC "Power sale Rostovenergo".

Before the moment of JSC "Rostovenergo" reorganization, that is before January, 1 – 10 of 2005, power plants of the Company had produced 115.7 million kWh of electric power, and the output of electric power has made 107.8 million kWh made from those power stations.

JSC "Rostovenergo" has got electric power in volume of 220 million kWh, for the same period at the UME. Reception of electric power in a network makes 327.9 million kWh.

Useful output of electric power to consumers of electric power of the Rostov region for 10 days of January, 2005 had made 267.8 million kWh.

For 10 days of January, 2005 it was made and realized thermal energy in volume of 183.779 thousand G cal at TPP and thermal networks of the Company including to the housing organizations in volume of 159,1 thousand G cal and to the other consumers of 24.7 thousand G cal.

4.2 The basic industrial parameters (for the distributive network companies created as a result of allocation from joint-stock company - energo, and also DNC, formed on the basis of joint-stock companies - energo as a result of which reorganization the brand has remained at DNC - from the moment of reorganization)

4.2.1. Volume of electric power transferred through electric networks of DNC for the last 3 years.


Динамика объема полезного отпуска электроэнергии
12000
8000
4000
0
млн. кВтч
2003г.
2004г.
2005г.
собственным потребителям
субъектам ОРЭ

In 2003, the useful output of electric power made 11609.9 million kWh including own consumers 10674.2 million kWh, and to members of FWEPM – 975.704 million kWh **in the territory of JSC "Rostovenergo"**.

In 2004, the useful output of electric power made 11566.4 million kWh including own consumers 9807.5 million kWh, and to members of FWEPM – 1758.9 million kWh **in the territory of JSC "Rostovenergo"**.

In 2005, the useful output of electric power made 11720.7 million kWh including own consumers 10040.9 million kWh, and to members of FWEPM – 1679.8 million kWh **in the territory of JSC "Rostovenergo"**.

Changes in the volume of reception, useful output and loss of electric power in JSC "Rostovenergo" networks as for 2003-2005

Indices	2003	2004	2005
Reception of electric power to the network	13101.321	13008.285	13232.064
Useful output of electric power, total	11609.885	11566.355	11720.661
including **own consumers**	10674.181	9807.449	10040.884
Members of FWEPM	935.704	1758.906	1679.777
Loss of electric power	1491.436	1441.930	1511.403

% loss to the amount of reception to the network	11.38	11.08	11.42

4.2.2. Changes of electric power losses in the electric networks

On results of work for 2005, actual losses on system had made 11.42 % (1151.403 million kWh) at the plan of 12.14 % (1606.564 million kWh) and the economy had made 95.161 million kWh (the fact of 2004 -11.08 %). The power supply system had exceeded the authorized task on electric power losses with the economy of 0.72 %.

To compare with the actual performance of 2004 reception to the power supply system on the territory had grown up for 223.8 million kWh (1.72 %), the useful output - for 154.3млн. kWh (1.33 %), with electric power losses increasing in absolute size by 69.5 million kWh (4.8) %. It is necessary to note, that in drawing up of the balance of the electric power for 2005 the increase in consumption at 2.5 % and increase in volume of losses at 8.09 % was taken into account. The parameters had been approved by REC, FST, RJSC "UES of Russia" in view of processes of reforming with division according to kinds of activity.


Динамика потерь электроэнергии в электрических сетях ОАО "Ростовэнерго" за 2003-2005 гг.
11,38
11,42
11,5
11,4
11,3
11,2
11,1
11
10,9
2003г.
2004г
2005г

4.2.3. Carrying out of Measures to reduce losses and their Efficiency

The plan of measures on reduction in the charge of the electric power on its transport with the total economic benefit of 20.7 million kWh was executed. The basic measures are the following: optimization of loading distribution in the basic electric network between substations of 110 and more kV; optimization of working voltage in the centers of radial electric systems power supplying; switching-off of transformers in modes of small loadings, with seasonal loading; alignment of loading of phases in networks of 0.4 kV; replacement of wires on high voltage lines of 6-10, 0.4 kV; and also a number of actions to perfect systems of the settlement and technical account of the electric power. The economic benefit of organizational actions performance had made 19.2 million kWh, and for technical actions – 1.4 million kWh.

4.2.4. State of electric power account; ASCAP introduction

***ASCAP** Introduction*

In JSC "Rostovenergo" AIIS CAP of intersystem overflows is maintained on the basis of microprocessor electric meters TSE6850, DDGT "MegaData" and teleadders "Landis and Gere", software ASKP 9901, having the certificate on the statement of the kind of means of measurement RVC 34.004.AN6648; it is registered in the state registry with # 14721-99 on 30.07.99, the certificate on checking measuring channels # 07/034-MS of 23.08.2003.

According to the order of RJSC "UES of Russia" # 729 of 14.12.04 the Program of AIIS CAP modernization on borders of division of the balance belonging is approved in JSC "Rostovenergo" in view of allocation NNC and generation.

In 2005were carried out:

1. Preparatory measures and the analysis of measuring complexes state at the points of account.
2. Technical task was developed and coordinated and the coordination of technical and working of project AIIS CAP was conducted according to requirements of NCP "ATS"

3. Checking of 194 pieces of high-voltage measuring TN and 696 pieces high-voltage measuring TT.

The total number of energy objects included to the system of AIIS CAP makes 184 pieces. All the objects are equipped with certified by Gosstandart controllers of different types, among them: "Don-energia" – 92 pieces, "KAPC - Mius" – 70 pieces and "Potok - 1" – 39 pieces. The information of AIIS CAP is processed with servers of RES, PES and JSC "Rostovenergo". Totally, in AIIS CAP of JSC "Rostovenergo" system 4733 measurements are processed.

With the advent of the automated accounting systems of electric power the operative data on overflows are gathered in DIC of JSC "Rostovenergo" and are used by interested services and departments for problems performance put before them, including reliability of work of system TM.

Modernization of AIIS CAP at the wholesale market (WME) JSC "Rostovenergo" conducts in three basic directions:

- Maintenance with the basic and reserve liaison channels;
- Making measuring complexes of electric power account into conformity with requirements of NCP "ATS";
- Maintenance of performance of requirements NCP "ATS" to the complex of means, information, metrological and to software AIIS CAP.

In the information complex the most expensive modernization of communication and equipment for AIIS CAP is.

In 2005 work on modernization of the centers of information gathering and processing of AIIS CAP had been continued. With modern servers of industrial performance of IBM firm SEN, EEN, NEEN, Belokalitvensky RES, Veshensky RES and SES.

As a device for data gathering and transmission (DDGT) at the energy complexes DDGT are used made on the basis of soft and hard wares MIUS-TS-type manufactured at the SCB "MIUS" TSURE; the device has accreditation of NCP "ATS".

To transfer the information from energy complexes to points of information gathering and processing allocated liaison channels are organized which allow transferring the information with high speed in

real time. With this purpose modernization of basic channels high-frequency communication with energy complexes was executed according to the Project "ASCAP of the wholesale market of the electric power. Organization of the allocated channels connecting the objects of account on the border of the balance belonging of JSC "Rostovenergo"". This project was developed and realized in view of reorganization of JSC "Rostovenergo" forthcoming in 2005 with allocation in independent structure RP "MES".

State of the electric power account

In 2005, works on perfection of the electric power account at PS and KTP were carried out. Scheduled values were executed, including:

2165 electric counters for the sum of 1285.4 thousand rubles were repaired;

778 electric counters were checked out for the sum of 161.8 thousand rubles;

3152 TT and TN were checked out for the sum 2419.8 thousand rubles;

Replacement of 604 TT according to existing loading was executed;

Replacement of 2008 induction electric meters on electronic for the sum 3260.4 thousand rubles was executed;

Replacement of 2029 electric meters under the schedule was executed;

Replacement of 5632 devices of the account on TP was executed.

Check of 1553 measuring complexes is executed, from them 183 infringements of the account were revealed.

Audit of 1415 secondary circuits' TT and TN in measuring complexes was executed.

Check and restoration of heating for 433 induction electric counters was executed.

Replacement of 111 electric counters by counters of the increased class of accuracy (0.5S) for the sum of 877.7 thousand rubles was executed.

4.2.5. Volume of technological connection to the electric networks of generation and consumers for the last 3 years in view of breakdown on levels of voltage and the attached capacity

Work on consumers' technological connection to electric networks for the present moment is one of the priority directions of activity of JSC "Rostovenergo". The payment for services of technological connection in 2005 did not concern to the adjustable kind of activity of JSC "Rostovenergo".

In 2005, the question raised on establishment of tariffs for technological connection. In view of this, JSC "Rostovenergo" had carried out calculations of the amount of a payment for connection and the given materials have been directed to Regional service under tariffs PO (PCT PO) and ФСТ Russia on consideration.

RTC of the RR has suggested to JSC "Rostovenergo" considering the project "Time technique of definition of the payment amount ..." for preparation of remarks and offers.

Meetings at Head's of RTC of the RR were carried out with participation of JSC "Rostovenergo" executives where probable variants of the base tariff amounts of payment for technological connection were discussed.

Till now RTC of the RR has not defined finally what a design procedure of the payment amount and coordination of tariffs of JSC "Rostovenergo" and the network companies – resellers.

Volume of technological connection to the electric networks, kWh.


50000
40000
30000
20000
10000
0

	2003 год	2004 год	2005 год
☐ до 30 кВт (0,4 кВ)	30236	9683	4735
☐ от 30 до 100 кВт (0,4 кВ)	19584	5261	3553
☐ до 100 кВт (6-10 кВ)	3396	3656	2631
☐ от 100 до 750 кВт (6-10 кВ)	28780	19577	10330
■ более 750 кВТ (6-10 кВ)	44580	13561	13068
☐ более 1000 кВТ (выше 35	0	0	1594



Reduction in the attached capacity, in 2005 in comparison with 2003 and 2004, was caused by that before issue of the Decision of the Government of the Russian Federation #861 "About the statement of rules of non-discrimination access to services on the electric energy transfer and rendering of these services, rules of non-discrimination access to services on operative - dispatching management in electric power industry and rendering of these services, rules of non-discrimination access to services of the manager of trading system of the wholesale market and rendering of these services and rules of technological connection energy receiving devices (power sets) for legal and physical persons" of 27.12.2004, in JSC "Rostovenergo" behind the sanction to connection of capacity consumers of the network companies - resellers addressed. Given out sanctions were taken into account as the new attached capacity to the network of JSC "Rostovenergo".

After the decision of the Government of the Russian Federation # 861 consumers of the network companies - resellers have ceased to address to JSC "Rostovenergo" for sanctions to connect. In 2005 there were received no addresses from the network companies – resellers to JSC "Rostovenergo" for specifications on connection or increase in the attached capacity.

4.2.6. Transmitting Capacities

Quantity and established capacity SS 35-110 kV, JSC "Rostovenergo" taking place on balance as of 01.01.2006.

Total		Voltage	TsEN		SWEN		WEN		EEN		NEEN		SEEN		NEN		SEN	
Piece	MVA	kV	pieces	MVA	pieces	MVA	pieces	MVA	pieces	MVA	pieces	MVA	piece	MVA	pieces	MVA	piece	MV
328	*1872*	*35*	31	227,08	32	232,12	37	399,5	60	250	37	230,1	53	197,5	38	159,6	40	176,1
235	*6218,7*	*110*	47	2012,2	28	797,9	36	1142,3	43	460,8	22	682,6	14	317,1	23	444,9	22	[illegible]
563	*8090,7*	Итого:	**78**	**2239,28**	**60**	**1030,02**	**73**	**1541,8**	**103**	**710,8**	**69**	**912,7**	**67**	**514,6**	**61**	**604,5**	**62**	**537**

In 2005, JSC "Rostrovenergo" provided functioning of 28529 transmission lines (0,38-110 kV) with extent on circuits 74569 (on line of 73194 km), including:



		Extent of air lines (circuit / line)												Substations 6-10/0.4	
		220 kV*		110 kV		35 kV		10 kV		6 kV		0,4 kV		Quantity (p)	Voltage (kVA)
		line	circuit	line	circuit	line	circuit	line	circuit	line	circuit	line	circuit		
Total for JSC		2029	2288	5217	6317	6113	6381	30762	30762	1843	1850	29259	29259	13901	1978500
Branches of JSC "Rosrovenergo"	TsEN			722	961	544	574	2321	2321	133	140	2322	2322		
	WEN			736	965	486	561	1460	1460	702	702	2388	2388		
	EEN			1039	1103	1144	1175	6613	6613	572	572	3860	3860		
	SEN			453	576	673	700	2727	2727	0	0	3221	3221		
	SWEN			399	523	459	488	3028	3028	54	54	3620	3620		
	NEEN			756	863	1025	1045	5113	5113	329	329	5689	5689		
	SEEN			448	498	1013	1053	4797	4797	53	53	3940	3940		
	NEN			664	828	769	785	4703	4703	0	0	4219	4219		

* Since 01.09.2005, entities of ENES are removed out from RNC JSC "Rostovenergo": all high-voltage lines of 220 кV and high-voltage lines 110 кV M.Kurgan-Kvashino, extent on circuits 39 (on line 28 km).



35000
30000
25000
20000
15000
10000
5000
0
Протяженность, км
5217
6317
6113
6381
30762
30762
1843
1850
29259
29259
110 кВ
35 кВ
10 кВ
6 кВ
0,38 кВ
Класс напряжения, кВ
протяженность по трассе, км
протяженность по цепям, км



Capter 5.
Power Sale Activity.

5. Power sale activity (for the joint-stock companies – energo reorganized during 2005 - till the moment of reorganization)

Since 11.01.05, power sale activity is carries out by JSC "Power sale Rostovenergo". Results of the specified activity during 1.01.05 - 10.01.05 are reflected as a result of activity of JSC "Rostovenergo" (section 6.2).

Useful output of the electric power within 1 - 10.01.2005 made 267.6 million kWh. The proceeds of JSC "Rostovenergo" from realization of electric power to consumers of the Rostov Region made 260975 thousand rubles.

The proceeds from realization of thermal power have made 73337 thousand rubles.

In connection with that power sale activity of the Company of the specified period has coincided with the days off, objectively formed debtor debts has been handed on introductory balance of JSC "Power sale Rostovenergo" and JSC "Rostov Generating Company" minus transport component of the electric power tariff for the end user.



Chapter 6.
Main Indices of Accounting Report and Financial Statement of the Company (For the last 3 years).

6.1. General regulations of accounting policy of the Company

This accounting report of the Company was prepared in accordance with the accounting policy of the Company as for 2005.

6.1.1. Organization of accounting

General Regulations

Business accounting is fulfilled by independent organization department for business accounting and accounting report (further on accounts department) and is subordinated directly to the chief.

Taxes discount is fulfilled by the sector for the taxes discount within the accounts department.

Subsidiaries of JSC " Rostovenergo ", allocated on separate balance, fulfill business accounting, according to order determined by JSC "Rostovenergo", execute duties of JSC " Rostovenergo " in payment of local taxes, are responsible for organization of record keeping on allocated assets, follow the main principles of Accounting policy of JSC " Rostovenergo ".

6.1.2. Organizational Aspects

All branches of JSC "Rostovenergo "are allocated on separate balance without formation of financial result by them. The financial result from financial and economic activity is formed as a whole as for JSC "Rostovenergo ".

Allocation of subsidiaries on separate balance is realized owing to relative isolation of productive, commercial, financial and economic processes. Balance of a subsidiary is an internal report document, representing a component part of the summary balance of JSC "Rostovenergo".

Subsidiaries have their own accounts departments, headed by chief accountants, which form separate balances and other reports. The functions of central accounting department are fulfilled by the accounting department of management personnel of JSC "Rostovenergo".

6.1.3. Technical Aspects

Branches of JSC "Rostovenergo" are financed in centralized way:

For operation - by transfer to the accounts of stations and networks the sums of expenses compensation for electric power transportation conformity charges transferred under the order - order;

For compensation to branches expenses on goods transferred to other branches of system (to the executed works rendered to services) - by transfer to accounts of branches the sums through balance account 79.

6.1.4. Methodical Aspects

6.1.4.1. Intangible Assets

JSC "Rostovenergo» uses the line method of the adding the charge of depreciation coming from initial cost and rates of depreciation, counted coming from the period of the useful utilization of objects of intangible assets. The period of utilization is defined at the time of acceptance of the intangible asset to the business accounting.

6.1.4.2. Fixed Assets

Reassessment of groups of the fixed assets is made in the order established by the legislation, and also on the basis of the corresponding administrative document of RJSC "UES of Russia" as the basic shareholder. The Company can reassess groups of objects of the fixed assets in full or in part at regenerative cost by direct recalculation on documentary confirmed market prices with reference of arising differences on balance accounts 83 "Additional capital" or 91 "Other incomes and charges", according to RAR 6/01. Branches transfer results of carried out reassessment of objects of fixed assets on aviso into the device of JSC "Rostovenergo". The sums of added assessment the fixed assets objects as a result of reassessment are enlisted into the additional capital. The account of results of reassessment conducts the device of JSC "Rostovenergo".

Charge of amortization on objects of the fixed assets is made by linear way, proceeding from term of useful use of this object. On the objects of the fixed assets accepted to book keeping before January, 01, 2002, amortization is charged according to the Decision of Council of Ministers of the USSR of October, 22, 1990 # 1072 "About uniform

norms of depreciation charges on full restoration of fixed capital of the national economy of the USSR". On the objects of fixed assets accepted to book keeping later than January, 01, 2002, amortization is charged according to the Decision of the Government of the Russian Federation of January, 01, 2002 # 1 "About classification of the fixed assets included in amortization groups".

Objects of the fixed assets cost not more than 10000 rubles for a unit, and also the got books, brochures, etc. editions not included in library fund are written off on charges on an element "Amortization" in process of their output in manufacture or operation without reflection on account 02 "Fixed Assets Amortization". With a view of maintenance of safety of these objects in manufacture or at operation in JSC "Rostovenergo" the control on their movement is organized (it is kept account in quantitative expression).

The fixed assets, rights for which are subject to the state registration according to the legislation of the Russian Federation, are included in structure of corresponding amortization group since the moment of documentary confirmed fact of submission of documents on registration of the specified rights. To form the cost price of production on the real estate objects of the fixed assets, accepted into operation and being in process of the state registration, charge of depreciation charges is made.

Expenses for carrying out of all kinds of repairs (current, average, and capital) are included in the cost price of that accounting period when they have been made according to treaty provisions. Stage-by-stage reference of expenses for charges is probable at presence of the estimate of performance of works on stages and reflection of it in treaty provisions. The reserve of forthcoming charges on repair of the basic means is not created.

In the management of JSC "Rostovenergo" at leaving object of the fixed assets its added assessment sum is written off from the debit of the account of the account of the additional capital in the correspondence with the credit of the account of the account of the unallotted profit. On the fixed assets left in branches, write-off of the

added assessment sums is made in book keeping of JSC "Rostovenergo" device on the basis of submitted documents (inquiry).

6.1.4.3. Inventories

Inventories are accepted to book keeping according of the actual cost price of purchase or manufacturing.

At output of inventories to manufacture, their use for repair and regenerative works, capital construction and other leaving their assessment is made at cost of each unit.

Cost of tools, stock, economic accessories and special clothes, which term of operation according to norms of delivery does not exceed 12 months, is written off on expenses in the full size by their transfer to operation. With a view of maintenance of their safety the appropriate control is organized (it is kept account in quantitative expression).

Cost of special clothes, which service life exceeds 12 months, is written off on expenses by linear way, proceeding from terms of useful use of the special clothes, stipulated in typical branch norms of free-of-charge delivery of the special clothes, special footwear and other means of an individual defense, and also in Rules of maintenance of workers the special clothes, special footwear and other means of the individual defense, authorized by the Decision of the Ministry of work and social development of the Russian Federation of December, 18, 1998 # 51 with the subsequent additions and changes.

Charge of repayment of cost of special clothes in book keeping begins in the month of transfer of overalls in operation.

Cost of special equipment is repaid by linear way - proceeding from the actual cost price of object of special equipment and the norms, estimated proceeding from terms of useful use of this object.

The goods got by JSC "Rostovenergo" including for retail trade, are taken into account on account 41 "Goods" at selling cost.

The analytical account of inventories is conducted in automated way with use of means of computer facilities. In sheets revolutions and the rests are reflected under each nomenclature number of materials by quantity and the sum.

6.1.4.4. Charges of Future Periods

The charges of future periods includes:

- The charges connected with re-cultivation of the grounds and realization of others environmental actions - within 7 years;
- The charges connected to rent payment - during term of the contract;
- The charges connected to payment for the announcements in a local press under the safety precautions - during term of the contract;
- The charges connected to payment for subscription service - during term of the contract;
- Charges on purchase of licenses, or some other rights - during validity;
- The charges connected to service of software products and updating of databases, installation of the new versions - during the term caused by treaty provisions;
- Holiday money of the future period and deduction on them of payments under the uniform social tax (PFRF, FSCRF, ROFOMC) - in the month to which concern;
- Other expenses concerning to charges of the future periods - in the month to which concern;
- Residual cost of invaluable and quick wearing subjects of the materials transferred into the structure as of 01.01.2002 years - are subject to write-off on expenses in process of their write-off owing to unfitness in quantitative expression from the balance account # 10.40. "Tool, stock and economic accessories" accounting posting: the Debit of accounts 20, 23, 26, 29 "Charges on write-off of the materials transferred from structure MBP", etc. the Credit of account 97 "Charges of the future periods".

Charges of future periods are subject to write-off by kinds of charges in regular intervals during the period to which they concern.

Charges of the future periods are written off in structure of capital investments or on a corresponding kind of charges (by usual kinds of activity, other costs) depending on the purpose.

6.1.4.5. Expenses for Production

Expenses accounting on ordinary activities JSC "Rostovenergo" is fulfilled on balance accounts 20 "Main production", 23 "Auxiliary production", 25 "Production charges", 26 "Economic charges", 29 "Maintenance industries and systems".

The separate account on the current expenses by usual kinds of activity and on capital investments is conducted. Actual charges of the Department of capital construction concern to balance account 08 "Investments in non-circulating actives" within the limits of the authorized estimate.

Expenses of the accounts 25 reflected on the debit "Economic charges" are distributed proportionally to direct costs.

The charges reflected under the debit to account 26 "Economic charges" are distributed in the following order:

1. Distribution of economic charges between primary activity and investment, in case if capital construction is carried out by economic way. At performance of works on capital investments the accounts 26 reflected on the debit "Economic expenses" are distributed by economic way of expense in the debit of account 08 "Investments in non-circulating actives" proportionally to wages (as the attitude of the sum of wages of workers of the concrete site to the sum of direct wages of all personnel charged for the accounting period).

2. Distribution of economic charges on other kinds of activity industrial and not industrial character:

Expenses the accounts 26 reflected on the debit "Economic charges" at branches and in the executive device of JSC "Rostovenergo" are distributed in direct costs by the other kinds of activity of industrial and non-industrial character according to the sum of economic charges in structure of scheduled accountings for these works and services.

After economic charges distribution on other kinds of activity of industrial and non-industrial character, branches transfer the rest sum of economic charges under the notice into the device of JSC "Rostovenergo". The device of JSC "Rostovenergo" forms economic charges as a whole on the Company which then are written off on the basic kind of activity (transportation of electric energy).

Calculations between branches are made aviso.

On all primary documents mark "Intrafactory revolution" is put down.

6.1.4.6. Payments with debtors and obligees

Operations connected with payments for bought material assets, taken work or consumed facilities, are reflected on credit of the count 60 "Payments with supplier and contractor" regardless of time of the payment. The account 60 is debited on amounts of the performance of the obligations (the payments on account), including advances and prepayment, in correspondences with account of the bankrolls and others. Amounts of issued advances and prepayments are taken into account separate. The amounts of debt to suppliers and contractors, provided by papers issued by JSC "Rostovenergo", do not write-off of account 60, but are taken into account separate in analytical balance.

Sales of products of principal activity (power transport) are produced on state controlled tariffs, confirmed by Regional (federal) energy commission. Prices on work and facilities of unadjusted types of activity in subsidiaries are fixed contractual (market).

The reserve of doubtful duties is not created in JSC "Rostovenergo".

Calculations on rent for the ground are conducted on balance account 76 "Calculations with different debtors and creditors". Charge of rent for the ground is made quarterly.

6.1.4.7. Distribution and use of the profit

Use of JSC "Rostovenergo" profit being at the command after charge of the profit tax and other similar payments including sanctions for non-observance of rules of the taxation, affirms by the General Meeting of shareholders.

JSC "Rostovenergo" does not create any funds due to the profit which has stayed at its order, except for cases when creation of such funds is stipulated by constituent documents. In this case the order of their creation and use is defined on the basis of the decision of assembly of shareholders.

6.1.4.8. Reserves of forthcoming charges and payments

JSC "Rostovenergo" creates a reserve of forthcoming charges and payments:

On payment of the annual bonus to workers of JSC "Rostovenergo" according to a Design procedure approved by the Director General.

6.1.4.9. Receipt of goods, production, works, and services

Receipt account of production and goods, receipts connected to works performance and services rendering is carried out according to kinds of activity. Thus incomes of usual kinds of activity in JSC "Rostovenergo" are proceeds from:

- Services on transport and distribution of the electric power;
- Other kinds of activity:
- Services of industrial character;
- Services of non-industrial character.

The incomes which are distinct from usual kinds of activity are considered as other receipts.

6.1.4.10. The information about affiliated companies

JSC "Rostovenergo" includes the information about affiliated companies into the explanatory note included into the accounting reporting as the separate unit.

In the accounting reporting of JSC "Rostovenergo" the information on operations of RJSC "UES of Russia" and with other societies which are included in Group is opened.

6.1.4.11. Charges on research, developmental and technological works

The analytical account of charges on research, developmental and technological works is conducted detached by kinds of works, contracts.

Unit of book keeping of charges on research, developmental and technological works is an inventory object. The inventory object is a set of charges on the executed work, which results are independently used in production (performance of works, rendering of services) or for administrative needs.

Charges on research, developmental and technological works are subject to write-off on charges by usual kinds of activity from the 1st of a month following the month, in which actual application of the received results from performance of the specified works in production (performance of works, rendering of services), or for administrative needs has been started.

Write-off of charges is made by linear way on each executed research, developmental and technological work.

Term of write-off of charges on research, developmental and technological works is determined proceeding from expected term of use of the received results scientifically - research, developmental and technological works during which the economic gain (income) can be received, but no more than 5 years.

6.1.4.12. The account of calculations under the profit tax

The account of constant differences, time differences and constant tax obligations is carried out according to RAR 18/02 "Account of calculations under the profit tax".

The information on constants, time differences is formed on the basis of primary registration documents in registers of book keeping.

For definition of the current profit tax (loss) the device of JSC "Rostovenergo" keeps account the conditional charge (income) under the profit tax:

- On account 99 "Profit and losses" subaccount 10 - constant tax obligations (CTO);
- On account 09 "Postponed tax actives" subaccount 01 - the postponed tax actives (PTA);
- On account 77 "Postponed tax obligations" subaccount 01 - the postponed tax obligations.

Branches of JSC "Rostovenergo" at formation of expenses on the basic kind of activity reflect arising differences in the inquiry # 1, on other activity, on operational, non-sale incomes and charges in the inquiry # 2.

Monthly branches transfer inquiries # 1 and # 2 in the device of JSC "Rostovenergo" for reflection on accounts of book keeping and the accounting reporting.

Registration policy for the taxation purposes

According to the registration policy of JSC "Rostovenergo" with a view of the taxation of JSC "Rostovenergo" estimates and pays taxes and tax collections according to the Legislation of the Russian Federation on taxes and tax collections, the legislation of constituent entities of the Russian Federation on taxes and tax collections, normative legal acts of institutions of local government on taxes and tax collections.

Calculation of the profit tax is made according to 25 chapter of the Tax Code of the Russian Federation on a method of charge. Date of duty occurrence for the purposes of calculation of the VAT is determined in process of receipt of money resources - as day of payment of the shipped goods (the executed works, the rendered services). Other taxes - according to the Tax Code of the Russian Federation, the Legislation of the Russian Federation and constituent entities of the Russian Federation under taxes and tax collections.

Fixed assets, thousand RUR

	As of **31.12.2003**	As of **31.12.2004**	As of **31.12.2005**
Land plots and natural objects	11	11	0
Buildings, machines and equipment	9 702 135	9 425 882	4 255 548
Other fixed assets	178 003	69 567	57 380
Total fixed assets	**9 880 149**	**9 495 460**	**4 312 928**
Construction in process	**263 364**	**404 363**	**132 941**

Intangible assets, RUR

	As of **31.12.2003**	As of **31.12.2004**	As of **31.12.2005**

Patents, licenses, trade marks, service marks, other similar rights and assets	0	0	0
Other	0	0	0
Results of SRECD	4 100	4 097	7 360
Total intangible assets	**4 100**	**4 097**	**7 360**

Investment, thousand RUR

	As of **31.12.2003**	As of **31.12.2004**	As of **31.12.2005**
Investment into affiliated companies	0	595 281	494 890
Investment into subordinate companies	67005	64 005	5
Investment into other organizations	25 757	26 541	26 307
Loans granted to companies for more than 12 months	27 592	26 152	26 152
Other long-term investment	40 873	40 873	40 873
Total investment	**161 227**	**752 852**	**588 227**

Accounts receivable, thousand RUR

	As of **31.12.2003**	As of **31.12.2004**	As of **31.12.2005**
Buyers and customers	409 401	508 181	391 816
Accounts receivable	0	0	0
Advances, drawn	42 088	131 526	4 924
Other receivables	313 118	224 353	243 418
Total accounts receivable	**764 607**	**864 060**	**640 158**

Accounts payable, thousand RUR

	As of **31.12.2003**	As of **31.12.2004**	As of **31.12.2005**
Providers and contractors	342 939	296 876	380 631
Accounts payable	0	0	0
Debt to the staff of the company	97 130	100 139	40 211
Debt to budget and governmental extra-budgetary funds	171 261	129 472	68 061
Advances received	148 253	133 212	2 567
Other creditors	145 624	225 199	78 150

Loans payable after 12 months following reporting date	78 886	21 543	0
Total accounts payable , loans and credits	**984 093**	**906 441**	**569 620**
Payables to members (founders) on income	**4 998**	**8 507**	**8 443**

Analytical balance

	31.12.2003г.	% to balance currency	31.12.2004г.	% to balance currency	31.12.2005г.	% to balance currency
Active						
Non-circulating assets	10 313 700	89,29	10 664 584	90,19	5 048 295	85,16
Resources and expenses, VAT	373 017	3,23	284 072	2,40	196 899	3,32
Accounts receivable	764 607	6,62	864 060	7,31	640 158	10,80
Cash	99 139	0,86	6 577	0,06	41 901	0,71
Other circulating assets	12	0	4 900	0,04	993	0,01
Balance	**11 550 475**		**11 824 193**		**5 928 246**	
Passive						
Own sources	10 394 298	89,99	10 594 675	89,60	5 056 647	85,30
Long-term borrowed current passives	188 470	1,63	151 208	1,28	104 427	1,76
Short-term borrowed current passives	0	0	35 441	0,30	0	0
Accounts payable	967 707	8,38	1 042 869	8,82	767 172	12,94
Balance	**11 550 475**		**11 824 193**		**5 928 246**	

6.2 Analysis of results of activity and financial situation of JSC "Rostovenergo" in 2005

The feature of financial and economic activity of JSC "Rostovenergo" in 2005 is allocation on 11.01.2005 years of JSC "Power sale Rostovenergo" and JSC "Rostov Generating Company". In this connection the Company, since 11.01.2005, carried out the basic functions connected to transport of electric power to consumers of the electric power of the Rostov Region. Besides, JSC "INC Rostovenergo" was allocated since 01.09.2005 out of the structure of JSC "Rostovenergo".

For this reason separate compared with results of 2004 parameters to a certain extent have non-comparable character.

The financial and economic condition of JSC "Rostovenergo" for accounting 2005, in comparison with the last year, is submitted by the following generalizing parameters:

(thousand RUR)

INDEX	2005	2004	Gr.2-RG.3
1	2	3	4
Proceeds from sales energy, work, services, goods including	3604021	10046128	- 6442107,2
Electrical energy	260975	8646216	- 8385241,4
Thermal energy	73337	1263137	- 1189800,1
Power transport	3175878	0	+ 3175878,3
Cost of sold energy, work, services, goods including	2942449	9014827	- 6072377,8
Electrical energy	223770	7664578	- 7440808,0
Thermal energy	56523	1235375	- 1178851,8
Power transport	2599964	0	+ 2599963,9
Profit from sale Including	661572	1031301	- 369729,4
Electrical energy	37205	981638	- 944433,0
Thermal energy	16814	27762	- 10948,3
Power transport	575914	0	+ 575914,4
Balance of operational income and expenses of the Company	9024	- 149652	158676
Balance of non-sale income and expenses of the Company	- 150284	- 219149	68865
Profit before taxation	520312	662500	- 142188
Net profit	338317	448621	- 110304

Incomes, charges and profit on sales by all kinds of activity of uniform joint-stock company (before reforming) for the period from January, 1 till January, 10, 2005 made 334312 thousand rubles, 280293 thousand rubles and 54019 thousand rubles, accordingly. Profitability of sales of primary activity for the specified period made 16.15 %.

Since 11.01.2005 of JSC "Rostovenergo" carries out one kind of primary activity - transport of the electric power on distributive electric networks belonging to it with voltage of 0.4 - 110 kV.

Incomes of JSC of rendering services on transport of the electric power made in 2005 3175878 thousand rubles, meets requirement parameters of the approved business - plan for 2005. The cost price of services on transport of the electric power thus made apparently of

accounting documents and submitted table 2599964 of one thousand rubles that for 82452 thousand rubles less than planned target for 2005.

Densities of the expenses, the falling one ruble of proceeds on results of 2005 made 0.816 rubles, and on services on transport of the electric power this parameter makes 0.818 rubles. In 2004, JSC "Rostovenergo" carrying out all kinds of activity from generation, transport and selling electric and thermal energy had this parameter at a level of 0.897 rubles.

Within the year the Company rendered services of industrial kind to which concern delivery of specifications, services OASU, SSDTU and others for the sum of 73698 thousand rubles. 28528 thousand rubles reduction in volume of incomes in comparison with 2004 is connected with that in the first quarter of 2004 in structure of JSC "Rostovenergo" the service branches transformed later into affiliated joint-stock companies function. Services of non-industrial character have made 20113 thousand rubles that is less than the level of 2004 for 14436 thousand rubles.

Profitability of sales of JSC "Rostovenergo" in view of work of an integrated power networks in 1 - 10.01.2005 made 18.3 %, and profitability of sales of JSC "Rostovenergo" as the regional network company working since 11.01.2005 has made 18.3 %.

Profitability of sales on kinds of activity of JSC "Rostovenergo" as of 2005 made:

Kind of Activity	2005	2004
Manufacture, transfer and selling of the electric power 1 - 10.01.2005	14.26	11.35
Manufacture, transfer and selling of thermal energy 1 - 10.01.2005	22.93	2.2
Transport of electric energy	18.13	0
Services of industrial character	43.62	22.4
Services of non-industrial character	0	0

Profitability of own capital (ROE), on results of 2005, made 6.69 % that exceeds approved by Board of Directors of the Company mark of estimated parameter on 1.75 points. This result is connected by that the net profit received on results of 2005 exceeded scheduled mark for 62481 thousand rubles, and also decrease in own capital in connection

with allocation from structure of JSC "Rostovenergo" of JSC "INC Rostovenergo".

For 2005, on distributive networks RNC JSC "Rostovenergo" the 11706.7 million kWh of electric power is transferred to all consumers of the Rostov Region, including since 11.01.2005 11438.3 kWh (the planed volume 11400 million kWh).

Thus to subscribers of JSC "Power Sale Rostovenergo" the volume of the electric power transport has made 9776.2 million kWh at the plan 9680.6 million kWh (plus 95.6 million kWh), that has led to the additional income of JSC "Power Sale Rostovenergo" in the sum of 25893 thousand rubles.

For URE entities, the volume of the electric power transported through distributive networks of the Company has made 1661.2 million kWh at the plan 1720 million kWh in result decrease in proceeds has made 18672 thousand rubles.

Thus, the total increase in incomes of the Company on primary activity has made 7221 thousand rubles.

The result of economic activities of joint-stock company in the accounting period was influenced also with the fact of sale of shares of affiliated joint-stock company Rest House "Luchezarny" therefore the net profit of JSC "Rostovenergo" has increased for 32376 thousand rubles.

Net profit JSC "Rostovenergo", in 2005, made 338317 thousand rubles and allowed financing in particular investments due to the profit in the sum of 220000 thousand rubles (proceeding from the tariff decision for 2005), dividends in the sum of 100000 thousand rubles and to fill up reserve fund of the Company.

Except for earlier resulted parameters the economic condition of the Company for the accounting period is characterized also by the following parameters:

Parameter	2005	2004	Deviation
1	2	3	4
Profitability of own capital of % (ROE)	6.69	4.2	+ 2.49
Profitability of cumulative actives of % (ROTA)	8.77	5.6	+ 3.17
Profitability of manufacture at the rate of the profit from sales to the cost price.	22.48	11.4	+ 11.08

Profitability of sales at the rate of net profit to the sales volume (ROS)	9.38	4.46	+ 4.92
Profitability of sales at the rate of the profit from sales to the sales volume.	18.3	10.3	+ 8.0
Factor of absolute liquidity	0.077	0.013	+ 0.064
Factor of urgent liquidity at the rate of (lines 240+250+260)/ line 690	0.89	0.75	+ 0.14
Factor of the current liquidity (line 290 of f.1/ line (line 510+line.690) f.1)	1.15	1.05	+ 0.1

Apparently from the table on all parameters in 2005 in comparison with 2004 there is a growth caused by increase of the profit from sales, net profit and changes in the capital of the joint-stock company.

As earlier noted, comparison of parameters on primary activity of the Company in 2005 and 2004 is impossible because of reforming of JSC “Rostovenergo” since 11.01.2005 (changes in structure of incomes and charges, absence of tariffs for services on transfer of the electric power in 2004, etc).

In 2005 in comparison with 2004 the joint-stock company had positive changes of balance operational and non-sale incomes and charges.

The positive balance of operational incomes and charges on results of the year made 9024 thousand rubles or for 158675 thousand rubles more the level of 2004. Such significant changes are connected to realization of shares of affiliated joint-stock company Rest House "Radiant" what was spoken earlier about, and also decrease in charges in connection with reforming of JSC “Rostovenergo, that in particular has led to decrease in charges under the tax to property in the sum of 69867 thousand rubles.

In the accounting period, the volume of incomes and the charges connected to revolution of bills has decreased, in connection with that the Company since 11.01.2005 was not engaged in realization of electric and thermal power.

The charges of the Company connected to assignation in the municipal property have made 16148 thousand rubles and are connected to performance of the Program of realization (transfer to municipal bodies) not profile actives.

The balance non-sale incomes and charges of the Company on results of the accounting period makes (-150284) one thousand rubles, that is less for 68865 thousand rubles than the level of 2004.

In structure non-sale charges are reflected in particular fines, penalties on which the decision of court in the sum of 16520 thousand rubles, losses of the last years in the sum of 19249 thousand rubles, debts receivable with the expired term of limitation of actions in the sum of 19310 thousand rubles and others is received.

Charges on charity in 2005 made 7257 thousand rubles and met the requirement parameters of the business - plan of the Company and the Program approved by the Board of Directors of the Company.

Operational and non-sale incomes and charges of JSC "Rostovenergo" in 2005 were formed according to working legislative and the statutory acts of the Russian Federation regulating the order of formation of incomes and charges with a view of book keeping, and do not contradict chapter 25 of the TC of the Russian Federation.

The parameters resulted earlier characterize stability of the economic condition of the joint-stock company on results of 2005.

The financial condition of the Company except for earlier specified parameters can be estimated by means of the following settlement parameters:

:

Estimated parameter	2005	2004	Col.2- Col.3
1	2	3	4
Factor of financial independence	0.9	0.9	0
Factor of a ratio of extra and own means (factor of capitalization)	0.172	0.116	+ 0.056

Changes of extra and own means ratio are connected to reduction of own capital of the Company in connection with its reforming on 11.01.2005.

The resulted parameters show evidently that JSC "Rostovenergo" keeps a share of the actives covered due to own capital. That's why the necessity to form the turnaround means is reduced due to extra means of the joint-stock company. Within 2005 expense the Company caused by attraction of short-term bank credits in a mode of overdraft have

made 2100 thousand rubles that is less than the level of 2004 for 2019 thousand rubles.

Cost of cumulative actives of the joint-stock company for 01.01.06 makes 5928246 thousand rubles. In comparison with 01.01.05 cost of cumulative actives of the Company has decreased for 5895947 thousand rubles. Decrease is connected to allocation from structure of JSC "Rostovenergo" of the following joint-stock companies: JSC "Power Sale Rostovenergo", JSC "Rostov Generating Company" and JSC "INC Rostovenergo".

For the same reasons cost of non-circulating actives of the Company for 1.01.2006 has decreased for 5616289 thousand rubles and made 5048295 thousand rubles or 85.1 % of cumulative actives. In structure of non-circulating actives the share of the basic means makes 85.4 % or 4312928 thousand rubles, the uncompleted construction – 2.6 % or 132941 thousand rubles, long-term financial investments – 11.6 % or 588227 thousand rubles.

Long-term financial investments of the Company in the accounting period decreased for 164625 thousand rubles in connection with transfer to JSC "Rostov Generating Company" during reforming shares of JSC "Experimental TPP" for the sum of 64005 thousand rubles and by sale of shares of affiliated joint-stock company Rest House "Luchezarny" what was spoken earlier about.

The most liquid actives of the Company (money resources and short-term financial investments) on the end of 2005 made 42894 thousand rubles (by the beginning of one year of 11477 thousand rubles). This parameter could be better however the debts receivable of JSC "Power Sale Rostovenergo" had led to decrease in money resources in a revolution of joint-stock company.

Quickly sold actives (short-term debts receivable) of the Company on results of the accounting period had made 637643.0 thousand rubles which basic share is made with debts of JSC "Power Sale Rostovenergo".

Changes in comparison with the beginning of year in industrial stocks, means attracted for the VAT, the level of debts receivable also are connected to reforming of the joint-stock company.

Densities of turnaround actives in structure of actives of the Company for the accounting period was equal 14.8 % or 5.3 % more than by the beginning of 2005.

Own capital of the Company during the accounting period had decreased for 5538028 thousand rubles in connection with reforming and allocation named before independent joint-stock companies. Thus the amount of the charter capital of the Company had remained constant. The additional capital is completely used for formation of charter capitals of allocated Company.

By the beginning of 2006 the joint-stock company has no debts under earlier received loans. Within one year the Company had no delays in repayment of the received short-term bank credits.

The debts payable of the Company for 01.01.2006 makes 560395 thousand rubles, i.e. decrease makes 310328 thousand rubles and is connected with reforming JSC "Rostovenergo", as well.

The joint-stock company has no delayed debts in budgets of all levels, the delayed debts on payment of the personnel of the Company and social taxes (UST) that is characteristic for JSC "Rostovenergo" for the last few years.

The structure and changes of pure actives of the joint-stock company as for the end of 2005 is submitted in the following table:

Indices	2005	2004	2003
1. Actives			
Intangible actives	7 360	4 097	4 100
Fixed assets	4 312 928	9 495 460	9 863 419
Uncompleted construction	132 941	404 363	263 364
Profitable investments in material assets	0	0	0
Long-term and short-term financial investments	588227	757 752	161 239
Other non-sale actives	0	0	0
Stocks	77 625	131 446	212 016
The VAT on the got values	119 274	152 626	161 001
Debts receivable	640158	864 060	764 607
Money resources	41 901	6 577	99 139
Other turnaround actives	0	0	0
Total the actives accepted to calculation	5 920414	11 816 381	11 528 885
2. Passives			
Long-term obligations under loans and credits	0	21 543	78 886
Other long-term obligations	9 225	14 175	41 282
Short-term obligations under loans and credits	0	35 441	0
Creditor debts	560 395	870 723	863 925
Debts to founders on payment of incomes	8 443	8 507	4 998

Reserves of forthcoming charges	149 136	71 781	0
Other short-term obligations	0	0	0
Total the passives accepted to calculation	727 199	1 022 170	989 091
Cost of pure actives of the Company	5 105 845	10 686 533	10 476 352

The analysis shows reduction of cost of pure actives of the Company in 2005 that is connected to assignation in allocated during reforming JSC "Power Sale Rostovenergo", JSC "Rostov Generating Company" and JSC "Main Network Company Rostovenergo".

Pure actives of the Company on the end of 2005 make 5105845 thousand rubles or 87.6 % from size of cumulative actives. In comparison with the beginning of 2005 there is a decrease in size of pure actives caused by reforming of JSC "Rostovenergo" and for this reason comparison of changes and structure of pure actives of JSC "Rostovenergo" is not correct.

In new conditions of managing with a view of the further strengthening the economic state of JSC "Rostovenergo" it is necessary in 2006 and the subsequent periods to continue the weighed and rigid financial, economic and credit policy in relations with external managing subjects, and inside the Company.

6.3. Accountant Balance of the Company for the Accounting Period

ACTIVE	Note	Code	Beginning of one fiscal year	End of fiscal year
1	**A**	**2**	**3**	**4**
I. NON-NEGOTIABLE ACTIVES				
Intangible assets		**110**	4 097	7 360
Including				
Rights on patents, programs, trade marks (service marks), others similar with listed rights and actives		**111**	-	-
Organizational expenses		**112**	-	-

Business reputation of the organization		113	-	-
Other kinds of intangible assets		114	-	-
Results of research and development		115	4 097	7 360
Permanent assets		120	9 495 460	4 312 928
Including:				
The ground areas and objects of wildlife management		121	11	0
Buildings, machines and equipment, constructions		122	9 425 882	4 255 548
Other kinds of permanent assets		123	69 567	57 380
Investments into non- *negotiable* actives		130	404 363	132 941
Profitable investments in material assets		135	-	-
Including:				
Property for transfer to leasing		136	-	-
Property given by agreement hire		137	-	-
Long-term financial investments		140	752 852	588 227
Investments into affiliated companies		141	595 281	494 890
Investments into dependent companies		142	64 005	5
Investments into other organizations		143	26 541	26 307
The loans given to organizations for the term of more than 12 months		144	26 152	26 152
Other long-term investment		145	40 873	40 873
The postponed tax actives		148	7 812	6 839
Other non-negotiable actives		150	-	-
TOTAL on section I		190	**10 664 584**	**5 048 295**
II. NEGOTIABLE ASSETS	Note	Code	Beginning of one fiscal year	End of fiscal year

1	A	2	3	4
Stocks		**210**	131 446	77 625
Including:				
Raw material, materials and other similar values		**211**	108 570	58 519
Animals on cultivation		**212**	-	-
Expenses for work in progress		**213**	-	-
Finished goods and goods for resale		**214**	840	203
The shipped goods		**215**	-	-
Charges of the future periods		**216**	22 036	18 903
Other stocks and expenses		**217**	-	-
The value-added tax on the got values		**220**	152 626	119 274
Debt receivable (payments on which are expected more than in 12 months after accounting date)		**230**	64 303	2 515
Including:				
Buyers and customers		**231**	-	-
Notes receivable		**232**	-	-
Debts of affiliated and dependent companies		**233**	-	-
Advance payments given		**234**	-	-
Other debtors		**235**	64 303	2 515
Debt receivable (payments on which are expected within 12 months after accounting date)		**240**	799 757	637 643
Including:				
Buyers and customers		**241**	508 181	391 816

Notes receivable		**242**	-	-
Debts of affiliated and dependent companies		**243**	-	-
Debts of participants (founders) on payments in authorized capital		**244**	-	-
Advance payments given		**245**	131 526	4 924
Other debtors		**246**	160 050	240 903
Short-term financial investments		**250**	4 900	993
Including:				
The loans given to the organizations for the term less than 12 months		**251**	-	993
Own shares redeemed from shareholders		**252**	-	-
Other short-term financial investments		**253**	4 900	0
Money resources		**260**	6 577	41 901
Including:				
Cash department		**261**	137	238
Settlement accounts		**262**	1 068	41 635
Currency accounts		**263**	-	-
Other money resources		**264**	5 372	28
Other negotiable assets		**270**	-	-
TOTAL on section II		**290**	1 159 609	879 951
Balance (lines 190 + 290)		**300**	11 824 193	5 928 246
PASSIVE	Note	Code	Beginning of the fiscal year	End of the fiscal year
1	**A**	**2**	**3**	**4**
III. CAPITAL AND RESERVES				
Charter Capital		**410**	4 054 502	4 054 502

Added capital		**420**	5 001 478	0
Calculations on the allocated property		**423**	-	-
Reserve capital		**430**	33 361	55 792
Including:				
The reserves formed according to the legislation		**431**	33 361	55 792
The reserves formed according to constituent documents		**432**	-	-
Target financing		**450**	-	-
Rest of the last years		**460**	1 592 080	654 913
The uncovered loss of the last years		**465**	(86 746)	(46 877)
Rest of fiscal year		**470**	-	338 317
The uncovered loss of fiscal year		**475**	-	-
TOTAL on section III		**490**	10 594 675	5 056 647
IV. LONG-TERM LIABILITIES **Loans and credits**		**510**	21 543	0
Including:				
Credits of banks subjected to repayment later than in 12 months after accounting date		**511**	-	-
Loans subjected to repayment later than in 12 months after accounting date		**512**	21 543	0
The postponed tax obligations		**515**	115 490	95 202
Other long-term liabilities		**520**	14 175	9 225
TOTAL on section IV		**590**	151 208	104 427
V. SHORT-TERM LIABILITIES				
Loans and credits		**610**	35 441	0
Including:				
Credits of banks subjected to repayment in 12 months after accounting date		**611**	35 441	0
Loans subjected to repayment in 12 months after accounting date		**612**	-	-
Accounts payable		**620**	870 723	560 395

Including:				
Suppliers and contractors		621	296 876	380 631
Bills to payment		622	-	-
Debts against affiliated and dependent companies		623	-	-
Salary accruals before the personnel		624	100 139	40 211
Debts against the state and inappropriate funds		625	32 363	12 908
Debts on taxes		626	97 616	45 928
Advance payments received		627	148 253	2 567
Other creditors		628	225 199	78 150
Debts to participants (founders) on payment of incomes		**630**	8 507	8 443
Incomes of the future periods		**640**	91 858	49 198
Reserves of forthcoming charges and payments		**650**	71 781	149 136
Other short-term liabilities		**660**	-	-
TOTAL on section V		**690**	1 078 310	767 172
BALANCE (lines 490+590+690)		**700**	11 824 193	5 928 246

PARAMETER	Note	Code	Beginning of the fiscal year	End of the fiscal year
1	**A**	**2**	**3**	**4**
The rented permanent assets		**910**	29 464	31 404
Including on leasing		**911**	-	3 724
The commodities and materials accepted on safekeeping		**920**	6	523
The materials accepted in processing		**925**	-	-
The goods accepted on the commission		**930**	-	-

The equipment accepted for installation		935	-	-
The debts of insolvent debtors written off at a loss		940	164 344	152 405
Maintenance of obligations and payments received		950	62 275	0
Maintenance of obligations and payments given		960	30 000	0
Deterioration of permanent assets		970	3 148	1 385
Deterioration of objects of an external accomplishment and other similar objects		980	-	-
Forms of the strict reporting		990	28	28
The permanent assets leased		992	10 948	36 968
The property which is taking place in the federal property		993	16 093	15 370
The non-material assets received in using		995	-	-

6.4. Income and Loss Report as for the Accounting Period

Thousand RUR

PARAMETER	2003	2004	2005
I. Incomes and charges by usual kinds of activity			
Proceeds (net) from sale of the goods, production	9 612 101	10 046 128	3 604 021
The cost price of the sold goods, production of works, services	8 666 352	9 014 827	2 942 449
Total profit (010 - 020)	945 749	1 031 301	661 572
Commercial charges	0	0	0
Administrative charges	0	0	0
Profit (loss) on sales (lines 010 - 020 - 030 - 040)	945 749	1 031 301	661 572
II. Operational incomes and charges			
Interests to reception	85	0	37
Interests to payment	3 195	4 119	2 100
Incomes of participation in other organizations	2 285	1 508	5 267
Other operational incomes	2 361 800	381 765	348 240
Other operational charges	2 475 523	528 806	342 420

Non-sale incomes	82 572	26 740	8 305
Non-sale charges	147 551	245 889	158 589
Profit (loss) up to the taxation (lines 050 + 060-070 + 080 + 090-100+120-130)	766 222	662 500	520 312
The profit tax and other similar obligatory payments	258 958	220 069	180 210
Profit (loss) on usual activity	507 264	442 431	340 102
IV. Extreme incomes and charges.			
Extreme incomes	12 864	8 768	17 211
Extreme charges	24 149	2 578	18 996
Net profit (unallotted profit (loss) of the accounting period (lines 160+170-180)	**495 979**	**448 621**	**338 317**

The comment to the Profits and losses Report

The basic parameters of financial results are the profit on sales, profit up to the taxation, and the net profit.

The profit on sales of the Company for 2005 made 661572 thousand rubles.

The profit up to the taxation made 520312 thousand rubles.

After the profit tax payment and other obligatory payments from the profit the net profit which is being at the command of the Company, made 338317 thousand rubles.

6.5. The information on the Auditor. Commissions paid to the Auditor

Auditor:

Name: **Closed Joint-Stock Company *"BDO Unicon"***

(JSC "BDO Unicon")

Location: ***Moscow***

INN: ***7716021332***

Mailing Address: **125, Varshavskoe shosse, Moscow,** 117545

Tel.: ***(095)319-72-90, 319-56-90.*** Fax: ***(095) 319-59-09***.

Joint-Stock Company BDO "Unikon" is registered by Inspection of the Ministry on taxes and tax collections of the Russian Federation # 26 on Southern administrative district of Moscow. The certificate on the state registration of 77 series # 006985968. Record in the Uniform State

register of legal persons of 11.03.2005 with the basic state registration number 1037739271701.

The license # E 000547 on realization of auditor activity was given by the Ministry of Finance of the Russian Federation of 25.06.2002, is valid till June, 24, 2007.

Joint-Stock Company BDO "Unikon" is a member of Auditor Association "Institute of Professional Auditors of Russia" (IPAR), Associations of bookkeepers and auditors "Sodruzhestvo", the participant of the Russian banks and other professional organizations.

According to the contract of 19.09.2005 # 10206-01-286/05/7073/05 on rendering of services to JSC "Rostovenergo" on annual audit of the financial reporting prepared according to the Russian legislation from Joint-Stock Company BDO "Unikon" cost of services is estimated at a rate of 630,6 thousand rubles, including:

- Compensation for services on audit of the financial (accounting) reporting of JSC "Rostovenergo" for 2005, prepared according to the Russian Legislation in the sum of 630.6 thousand rubles;

6.6. The Conclusion of the Auditor of the Company see in the Appendix #5.

Chapter 7.
Distribution of Profit and Dividend Policy.

Distribution of the profit according to decisions of General Meetings of Shareholders of the Company for the last 3 years

.	AGMS 2003	AGMS 2004	AGMS 2005
Unallotted profit (thousand rubles)	495979	278737	338317
Reserve fund (thousand rubles)	24799	22431	16916
Fund of accumulation (thousand rubles)	409549	254122	220000
Dividends (thousand rubles)	61631	2184	101401
Other purposes (repayment of losses of the previous years)	-	-	-

Dividend history of the Company for the last 3 years

Kind of shares	Term	Date of drawing up of the list for charge of dividends (closing of the register)	Total sum of the charged dividends, in rubles in standard of price after denomination of 1998.	Amount of shares as for date of drawing up of the list of shareholders	The size of the dividends charged for one share, in rubles in standard of price after denomination of 1998.	Kind of payments monetary not monetary	Total sum of the dividends actually paid	Date the payment started on
OS	2002	23.04.03	37545181.65	3128764676	0.012	**monetary**	37341361.44	09.06.03
PS	2002	23.04.03	11108847.16	925737256	0.012	**monetary**	10793134.00	09.06.03
Total as for 2002		-	**48654028.81**	**4054501932**	-	**monetary**	**48134495.44**	-
OS	2003	09.04.04	16269575.84	3128764676	0.0052	**monetary**	16195438.87	27.05.04
PS	2003	09.04.04	45361124.76	925737256	0.049	**monetary**	44489624.11	27.05.04
Total as for 2003		-	**61630700.60**	**4054501932**	-	**monetary**	**60685062.98**	-
OS	2004	13.11.04	131095240.52	3128764676	0.0419	**monetary**	131012563.12	20.12.04
PS	2004	13.11.04	38788391.89	925737256	0.0419	**monetary**	38488287.67	20.12.04
Total as for 9 months of 2004		-	**169883632.41**	**4054501932**	-	**monetary**	**169500850.79**	-
OS	2004	15.04.05	0	3128764676	0	**monetary**	0	-
PS	2004	15.04.05	2 183 904.89	925737256	0.0023591	**monetary**	1721322.40	06.06.05
Total as for 4th Quarter of 2004		-	**2 183 904.89**	**4054501932**	-	**monetary**	**1721322.40**	-

Dividends were not paid:

- To died shareholders who's successors had not received the right to the inheritance certificates;
- To the shareholders who had closed the personal accounts.

Profitableness of dividend payments for the last 3 years, in %



	2003	2004	2005
OS	2.23	1.91	3.81
PS	10.37	5.72	7.5


DANGER

Chapter 8.
Investment Activity.

8.1. Investments of the Company including those directed on reconstruction and technical reeqipment

Technical condition of objects of electric networks

The name of object	**Total on balance AL, km**	**Estimation of objects' technical condition**			
		Good, km	Satisfactory, km	Unsatisfactory, km.	Unsuitable, km.
AL 110 kV	5217.0	1972.6	2568.7	586.5	89.2
AL 35 kV	6113.0	2293	3174.6	588.4	57
AL 6-10 kV	32605.0	10859.0	14476.0	4862.0	2408.0
AL 0.38 kV	29260.0	9030.0	11082.0	6801.0	2347.0
TP 6-10/0.4 kV	13902.0	4262.0	6212	2726.0	702.0
SS Equipment 110 kV	235	38	185	12	–
SS Equipment 35 kV	328	42	271	15	–

Deterioration of fixed assets

Name	**Deterioration, %**
Fixed assests of the basic kind of activity, including	60.9
AL 110 kV	56
AL 35 kV	50.3
AL 6-10 kV	72
AL 0,38 kV	72.5
TP 6-10/0,4 kV	86.1
SS Equipment 110 kV	68.8
SS Equipment 35 kV	71.6



According to the Investment Program coordinated with the Administration of the Rostov Region and the Regional Power Commission, in 2005 works were carried out and expenses on new construction, reconstruction and modernization of power objects. For these purposes capital investments in the sum of 562.6 million RUR were granted, according to the approved plan.


Объем капитальных вложений по годам
1400
1200
1000
800
600
400
200
0
1200
1093,3
813,3
723,6
580
573,5
2002 г.
2003 г.
2004 г.
2005 г.
Общий объем капвложений
Реконструкция и техперевооружение

The actual volume of the capital investments development made 573.5 million rubles (102 % to the plan of year), including for modernization and reconstruction 489.9 million RUR are directed (102 % of the developed means), for new construction – 83.6 million RUR (103 % of the mastered means).

For usage of the directed capital investments, reliable electric power supply of consumers and updating of the fixed assets are the basic purposes.

In 2005, the plan of capital construction on development of capital investments is executed. Input of the fixed assets for the sum of 618.3 million RUR was provided, and also reconstruction of AL with tension of 35 kV was made and, besides, higher – than 65,755 km, AL with tension of 0.4 - 10 кВ - 539,535 km, transformer capacity of 160 thousand kVA.

8.2. Finance Sources for the Investment Programs (profit, depreciation charges, other)

In 2005, financing of capital construction was carried out due to own means which were included in the authorized tariff for the heat and electric power, due to the following sources:

- Depreciation charges – 367 million RUR;
- Profit for manufacture development – 246.1 million RUR;

◆ Due to other sources – 19.6 million RUR.

Attraction of credits and means of investors was not executed.

The investment program for 2005 has passed consideration at the Administrations and the Regional power commission of the Rostov Region and was coordinated.

By results of the coordination, means for investment activity were included in structure of the approved tariffs for the heat and electric power, including depreciation charges and profit for development of manufacture.

8.3. Structure of Investments according directions

The structure of the capital investments directed to reconstruction and technical reequipment, consists of:

◆ electric networks – 428.9 million RUR;

◆ the equipment (not demanding installation) – 57.0 million RUR;

◆ the design and research works for the next years - 40.3 million RUR;

◆ other objects - 47.3 million RUR.

График освоения капитальных вложений


ПИР- 40,3 млн.руб.
Прочие- 47,3 млн.руб.
Оборудование - 57,0 млн.руб.
Эл. сети - 428,9 млн.руб.

8.4. Non-profile Financial Investments

Name of Organization	Basic kinds of activity	Volume of investments (thousand roubles)	Share in charter capital as of 31.12.2005г., %	The planned strategy of actions concerning non-profile financial investments	The executed actions regarding the termination of participation in non-profile kinds of activity with the purpose to minimize of the Company's costs
JSC IJSC "Energogarant"	Insurance	1.35	0.0002	Sale	Auctions on sale of share holdings have been carried out: 2.08.04 – JSC "CSRI SPCenergo", 21.02.05 and 15.08.05 – JSC "Rostovenergo". Auctions were failed for the lack of buyers. The BD of JSC "Rostovenergo" (the report # 8 of 17.12.05) ratified a nominee of the appraiser for JSC "Rostovenergo", after a new estimation of shares (the first estimation is obsolete) all other corporate actions on their sale will be carried out.
JSC FC "ROSTOV"	sports	1000.00	2.048	Sale	For the present moment, on the balance of JSC "Rostovenergo" the share holding is registered in cost of 1000 thousand roubles on which the estimation is carried out, market cost is determined by 800 thousand roubles. In connection with that the share holding has not been sold, for the subsequent sale actualization of the report is necessary. There are searches of potential buyers then corporate procedures on sale will be renewed.
JSC "Gasenergo"	Purchase, sale and manufacture of power	55.50	0.555	Preservation of participation	—
JSC "Energougol"	manufacture of power	82.50	16.5	Sale	Auctions on sale of share holdings have been carried out: 2.08.04 – JSC "CSRI SPCenergo", 21.02.05 and 15.08.05 – JSC "Rostovenergo". Auctions were failed for the lack of buyers. The BD of JSC "Rostovenergo" (the report # 8 of 17.12.05) ratified a nominee of the appraiser for JSC "Rostovenergo", after a new estimation of shares (the first estimation is obsolete) all other corporate actions on their sale will be carried out.
Fund "Interprivatizatsiya"	Development of substantiations of projects efficiency, non-standard systems of insurance, consulting services	1.00	0.0333	Sale	Auctions on sale of share holdings have been carried out: 2.08.04 – JSC "CSRI SPCenergo", 21.02.05 and 15.08.05 – JSC "Rostovenergo". Auctions were failed for the lack of buyers. The BD of JSC "Rostovenergo" (the report # 8 of 17.12.05) ratified a nominee of the appraiser for JSC "Rostovenergo", after a new estimation of shares (the first

					estimation is obsolete) all other corporate actions on their sale will be carried out.
JSC CB "Tsentr-Invest"	banking	25166.48	5.3432	Sale	Corporate procedures on preparation for realization of shares of bank have been suspended in connection with their arrest by the Service of judicial police officers under the claim of JSC "Vodokanal". At the BD of "RE" (17.12.05 report # 8) is approved the appraiser (JSC "LAIR"), the estimation of the share holding is carried out. The letter of 12.01.06. # 18-1/133 (the project of the transaction, an explanatory note for consideration of the question on the Board of RJSC "UES of Russia") is prepared and directed. The schedule on realization of a share holding of JSC KB "Tsentr Invest", term of realization – May, 2006 is made.
CJSC "Gas and Turbine Technologies"	New technologies development	5.00	50	Sale or writing-off	Auctions on sale of a share holding have been carried out: 2.08.04 – JSC "CSRI SPCenergo", 21.02.05 and 15.08.05 - JSC "Rostovenergo". Auctions were failed for the lack of buyers. To suggest at the BD of JSC "Rostovenergo" a question on change of strategy for "S" to "W" – write-off – into the IFTS an inquiry was directed about presence of the specified legal person in USRLP.
JSC "ERE Rostovskoe"	Equipment repair, installation and reconstruction at EPP, TPP, APP	70124.74	100	Sale	In connection with renewal in RJSC "UES of Russia" the process of reduction in affiliation of the repair and service companies (according to the decision of the Board of Directors of RJSC "UES of Russia" of November, 25 2005, the report # 209) and statement CMR of RJSC "UES of Russia" of the schedule of actions on reduction in affiliation of the repair and service companies of JSC "Rostovenergo", actualization of reports the appraiser (Joint-Stock Company "CFAC") was carried out according to 100 % of a share holding of JSC "ERE Rostovskoe", JSC " ROSTOVENERGOSPETSREMONT", JSC " Rostovenergonaladka ". On the specified companies, information memorandums, projects of reduction in affiliation are prepared and submitted in BE "Service" for the coordination and the further performance of actions of the approved schedule.
JSC RH "Energetic"	Sanatorium and resort activity	65417.25	100	Sale	On 31.05.05, auction was failed because of lack of buyers. Before the organization of sale procedure it is necessary to carry out procedure of reduction of the charter capital.

JSC "Auxiliary Sokolovskoe"	Manufacture, processing and sale of agricultural production	178640.45	100	Sale	Auction 17.06.05 was failed for the lack of buyers. Now letter of INC of C and the NC of 01.12.05 # 6/1979 is received about the program of the further actions, allowing organizing repeatedly the tenders at the market price approved before by the BD of JSC "Rostovenergo". In this connection on 05.12.05 the announcement of JSC "Rostovenergo" of purchase of agent services for the purposes of sale of the share holding of JSC "Auxiliary Sokolovskoe" is published. However, on JSC "Auxiliary Sokolovskoe" the charter capital will be reduced by the sum of 3765559 rubles; the question on reduction of the charter capital is approved by the BD of JSC "Rostovenergo" on 27.01.06, the report # 10. After reduction of the charter capital the new estimation (actualization of the report), putting forward the question on approval of the transaction on Board of RJSC "UES of Russia", the BD of RJSC "UES of Russia", BD of JSC "Rostovenergo" is required. So, the term of realization of the share holding for JSC "Auxiliary Sokolovskoe" – not earlier than 3-rd quarter of 2006.
JSC "Auxiliary Markinskoe"	Manufacture, processing and sale of agricultural production	50521.13	100	Sale	Auction 17.06.05 was failed for the lack of buyers. Now letter of INC of C and the NC of 01.12.05 # 6/1979 is received about the program of the further actions, allowing organizing repeatedly the tenders at the market price approved before by the BD of JSC "Rostovenergo" (report # 13 of 29.01.05) without actualizing of the appraiser's report. In this connection 05.12.05 JSC "Rostovenergo" published the announcement on purchase of agents services for the purposes of sale of the share holding of JSC "Auxiliary Markinskoe". The agent (JSC EFC "Metropol", report of CCC JSC "Rostovenergo" of 29.12.05) is chosen.
JSC "Auxiliary Grechko"	Manufacture, processing and sale of agricultural production	79972.22	100	Sale	Auction 17.06.05 was failed for the lack of buyers. Now letter of INC of C and the NC of 01.12.05 # 6/1979 is received about the program of the further actions, allowing organizing repeatedly the tenders at the market price approved before by the BD of JSC "Rostovenergo" (report # 13 of 29.01.05) without actualizing of the appraiser's report. In this connection 05.12.05 JSC

					"Rostovenergo" published the announcement on purchase of agents services for the purposes of sale of the share holding of JSC "Auxiliary named after A. A. Grechko". The agent is chosen (JSC EFC "Metropol", report of CCC JSC "Rostovenergo" of 29.12.05).
JSC "Rostovenergospetsremont"	Installation, construction and reconstruction of thermal networks, building works	30133.85	100	Sale	In connection with renewal in RJSC "UES of Russia" the process of reduction in affiliation of the repair and service companies (according to the decision of the Board of Directors of RJSC "UES of Russia" of November, 25 2005, the report # 209) and statement CMR of RJSC "UES of Russia" of the schedule of actions on reduction in affiliation of the repair and service companies of JSC "Rostovenergo", actualization of reports the appraiser (Joint-Stock Company "CFAC") was carried out according to 100 % of a share holding of JSC "ERE Rostovskoe", JSC " Rostovenergospetsremont", JSC " Rostovenergonaladka ". On the specified companies, information memorandums, projects of reduction in affiliation are prepared and submitted in BE "Service" for the coordination and the further performance of actions of the approved schedule.
JSC "Rostovenergoavtotrans"	Cargo and passenger transportations, services of specialized transport	14012.18	100	Sale	Market cost of shares (23000 thousand rubles) is determined, actions (corporate procedures) on sale are carried out. Rough term of sale - I half-year of 2006 (the set of documents - the project of the transaction, an explanatory note, etc., for consideration on Board of RJSC "UES of Russia" is prepared and directed to the RJSC, the letter of JSC "Rostovenergo" of 21.11.05. # 18-107/3113).
JSC "Rostovenergonaladka"	Repair and adjustment of electric technical and thermal mechanical equipment	6068.63	100	Sale	In connection with renewal in RJSC "UES of Russia" the process of reduction in affiliation of the repair and service companies (according to the decision of the Board of Directors of RJSC "UES of Russia" of November, 25 2005, the report # 209) and statement CMR of RJSC "UES of Russia" of the schedule of actions on reduction in affiliation of the repair and service companies of JSC "Rostovenergo", actualization of reports the appraiser (Joint-Stock Company "CFAC") was carried out according to 100 % of a share holding of JSC "ERE Rostovskoe", JSC " Rostovenergospetsremont", JSC " Rostovenergonaladka ". On the specified companies, information memorandums, projects of reduction in affiliation are prepared and submitted in BE "Service" for the coordination and the further performance of actions of the approved

					schedule.

8.5. Attraction of credit resources under investment projects

In 2005, JSC “Rostovenergo” did not involve credit resources on investment projects.



Chapter 9.
Prospect of Technical Re-equipment and Development of the Company.



9.1. Introduction of New Technologies and Changes of Development of the Company

Under conditions of the limited investment resources, the main task for the nearest years is the maximal preservation working substations in work state and electric mains by their modernization and reconstruction. For the decision of the task the Program of prospective input of capacity (including modernization) and requirement for investments into the network objects belonging RNC "Ростовэнерго" on 2006-2010 is planned to realization.

New inputs of capacity till 2010:

#	The name of electric network part	Investments (million rubles)	Term of input
1.	AL 110 kV "Balkogruzskaya – N.Alexandrovskaya" with cells at Substations of 110 kV Rogovskaya, Balkogruzskaya, N.Alexandrovskaya, Sorgo	33.51	2007-2008
2.	AL 110 kV "A-1 – A-31"	52.15	2007-2009
3.	AL 110 kV "T-15 – T-8A"	69	2007-2009
4.	AL 110 kV "Feodorovskaya – Ryabinovskaya"	50.14	2009-2010
5.	AL 110 kV "T-22 – T-28"	24.1	2009-2010
6.	AL 110 kV "Sysoevo – Chertkovo"	58.93	2006-2008
7.	AL 110 kV "Nesmeyanovslkaya – Komarovskaya" with reconstruction of SS "Nesmeyanovslkaya", Martynovsky District	48.4	2008-2010
8.	TS 110/35/6 kV «P-22» with lines of 110, 35 kV	407.12	2006
9.	TS 110/35/6 kV "Shlyuzovaya"	142.5	2007-2010
10.	TS 110 kV "Goluboe Ozero"	134.16	2009
11.	TS 110/10/6 kV "T-8A"	176	2007-2009
12.	TS 110/10 kV "T-28"	209	2009-2010
13.	TS 110/35/10 kV "Chertkovskaya"	208	2008-2010

Volumes of prospective investments in reconstruction of electric network objects for the period of 2006-2010 (million rubles):


4176
283
2397
3921
5303
2006 г.
2007 г.
2008 г.
2009 г.
2010 г.

Volumes of prospective investments in new construction of electric network objects for the period of 2006-2010 (million rubles):


1577
300
658
1285
1566
2006 г.
2007 г.
2008 г.
2009 г.
2010 г.

In 2006, it is planned to continue works on technical reequipment and diagnostics of electric technical equipment state at substations of ***35 - 110 kV, including:***

- Replacement of the rejected high-voltage inputs 110 kV and 35 kV;
- Replacement physically and obsolete oil switches 110 kV with of Siemens switches (3AP1FG, 3AP1DT), ABB (LTB-145), UETM (VEB-110);
- Replacement of physically and obsolete oil switches of 35 kV with vacuum and gas switches 35 kV such as VBNK and VGBE;
- Replacement of oil switches of switching centers of 6-10 kV on vacuum (BB/TEL, VBE-10). In 2005, it is made 23 MV-10 кВ with vacuum ones;
- Replacement of physically and obsolete uncouplers 35-110 kV on uncouplers of series RG;
- to equip cells КРУ-6, 10 kV with high-speed arc protection of cases;
- Replacement valve based arresters 35-110 kV on OPN. In 2005 replacement of 33 pieces - 110 kV and 96 pieces - 35 kV is made;
- to use trailer and connecting canals for cable lines up to 10 kV;
- to performance of the actions planned by results of an expert estimation of power and measuring transformers;
- to carrying out of tests of the OSI uncouplers 110 kV a method of the acoustic-issue control (device PAK-3M);
- To carry out thermal and video control of contacts heating;

- Replacement of TN 6-110 kV with NAMI (T). In 2005, the replacement of 3 pieces of TN 35 kV, 38 pieces. – 10 kV;
- Replacement of TT- 110 kV with oil-based ones TFM and gas-based (TGF, TRG).

The planned actual replacements were carried out in full on AL 0.38-110 kV и TC 6-10/0.4 kV

	Name		Plan, 2004	Actual, 2004	% executed	Plan, 2005	Actual, 2005	% executed
Transmission lines, 220 kV tension*								
1	Repair AL	km	329	329	100	372.6*	372.6*	100*
2	Expenses	Thous. RUR	1720	1720	100	4173.8*	4173.8*	100*
Transmission lines, 110 kV tension								
1	Repair AL	km	1220,3	1220,3	100	1309,7	1309,7	100
2	Expenses	Thous. RUR	7999.2	7748.9	97	14635.4	12527.8	86
Transmission lines, 35 kV tension								
1	Repair AL	km	620	620	100	747,1	747,1	100
2	Expenses	Thous. RUR	3900.9	3759.3	96	8257.2	7755.9	94
Transmission lines, 6-10 kV tension								
1	Repair AL	km	2803.7	2803.7	100	2691.1	2710.8	101
2	Expenses	Thous. RUR	15042.3	14004.6	93	23954	20915.5	87
Transmission lines, 0,38 kV tension								
1	Repair AL	km	2382.5	2394.1	101	2557.9	2628.4	103
2	Expenses	Thous. RUR	23972.4	22336.3	93	32185.3	27324.7	85
Transformer substations, 6-10/0,4 kV tension								
.1	Repair TS	Piece, MVA	1670/ 227.6	1797/ 240.3	108	2113/ 280.4	2243/ 293.5	106
2	Expenses	Thous. RUR	28826.4	28101.1	97	44631.1	41598.8	93

- * - performance of the nomenclature and expense on objects UTES for 8 months of 2005 is taken into account. Since 01.09.2005, objects UTES are removed from RNC JSC "Rostovenergo".

Heavy repair of AL 0.38-110 and TS 6-10/0.4 kV

(The planned actual **heavy repair** was carried out in full)

Unit.	Plan, 2005	Actual, 2005
AL 0.38-110 and TS 6-10/0.4 kV		
Thous.RUR	100770.4	89839
AL 35-110 kV		
Thous.RUR	22910.6	20283.7
Total expenses for heavy repair of AL 0.38-110 and TS 6-10/0.4 kV		
Thous.RUR	123681	110122.7

Maintenance service AL 0.38-110 and TS 6-10/0.4 kV

(The planned actual **maintenance service** was carried out in full)

Unit.	Plan, 2005	Actual, 2005
AL 0.38-110 and TS 6-10/0.4 kV		
Thous.RUR	69062.4	68810.7
AL 35-110 kV		
Thous.RUR	10400.2	10407.9
Total expenses for maintenance service of AL 0.38-110 and TS 6-10/0.4 kV		
Thous.RUR	79462.6	79218.6

Total expenses for maintenance service and heavy repair of AL 0.38-110 and TS 6-10/0.4 kV

Unit.	Plan, 2005	Actual, 2005
Thous.RUR	203143.6	189341.3

9.2. Performance of the program of increase of reliability of work of a power supply system for 2005 (electric supply of consumers)

To perform orders of RJSC “UES of Russia” # 402 of 23.06.2005 “About prime measures on increase of reliability of UES of Russia and perfection of work of Holding of Russian JSC “UES of Russia” after system failure on May, 25, 2005”, # 419 of 04.07.2005 “About actions by results of investigation of failure in the Moscow power supply system 25.05.2005” and #421 “About additional measures on increase in reliability of modes of “UES of Russia” the Program of increase of reliability in JSC “Rostovenergo” which is adopted by the order of JSC “Rostovenergo” # 177 of 30.08.2005 “About increase in efficiency of power supply of consumers of the retail market of electric power” has been developed.

Program on increase in reliability of JSC “Rostovenergo” provides:

- Performance of the operating-technical actions directed on increase in current technical reliability and stability of the power supply system due to introduction of systems of the internal control and management by risks of reliability, strengthening of a role of parameters of reliability in system KPE of JSC “Rostovenergo”.
- Performance of the strategic actions directed on maintenance of complex reliability of the power supply system due to realization of the program of development for 15-20 years, strengthening of a role of large consumers in maintenance of reliability of work of the power supply system, introduction of the best experience in organization of industrial activity and management of the personnel and introductions of quality control systems.

With a view of realization of actions Programs of actions on increase in reliability of JSC “Rostovenergo”, and to perform the order of RJSC “UES of Russia” # 652 of 29.09.2005 **the Headquarter on reliability of JSC “Rostovenergo”** is created under the direction of the technical head of the power supply system and the primary goals are determined, as follows:

- Maintenance of carrying out of a uniform technical policy;
- Maintenance of effective realization of the actions stipulated by the Program;
- Acceptance of necessary measures on maintenance of reliability of work of the equipment and the personnel in crisis and precritical situations,

And also the Regulations about reliability of the Staff of JSC "Rostovenergo" are authorized.

Besides, the Committee on reliability has been established ans approved by the Board of Directors of JSC "Rostovenergo" and its position.

Actions on increase in reliability and efficiency of the power supply of consumers for 2005-2006, actions on elimination of bottlenecks on equipment SS and AL, and also the complex program of reduction in breakdown susceptibility, increase of reliability and safety of professional work as of 1.01.2006 are carried out according to target dates of performance.

Result of performance of the Program of increase in reliability it is possible to determine reduction in quantity of incidents, both by kinds of the equipment, and on the power supply system as a whole. Exception makes growth of amount of incidents on equipment RZA. Experts of the power supply system had carried out the analysis of growth of technological infringements by the mentioned kind of equipment and additional actions on increase in reliability are planned.

	Name of Object and Action	Term of performance	Executors	Mark about performance
1	1.1. AL 35 kV AC11 -AC8, AL 35 kV AC2-AC3-AC8 - Replacement defective gas cable on calls to SS - 4.6 км	August - December	TsEN, Service of electric networks	executed
2	2.1. AL 110 kV НГРЭС-Н16-Н1-Ш38 - Replacement of defective two-circuit reinforced concrete handhold № 87, AL 110 kV Г20-Г9- Replacement of defective reinforced concrete supports № 8	November	WEN, Service of electric networks	executed

	2.2. AL 35 kV № 401 и AL 35 kV № 21 1 - Replacement of a wooden supports with reinforced concrete ones - 2 pieces	November	WEN Service of electric networks	executed
	2.3. Replacement of transformers at TS 10/0,4 kV by results of technical audit in addition - 5 pieces	October November	WEN, Service of electric networks	executed
3	3.1. AL 1 10 kV Zhukovskaya-Kotelnikovo - Replacement defective gas cable - 6 km	August	EEN, Service of electric networks	executed
	3.2. AL 110 kV Oblivnaya - Komarovskaya - Replacement of wooden intermediate supports with reinforced concrete ones - 7 pieces	September	EEN, Service of electric networks	executed
	3.3. AL 110 kV Mrtynovskaya-Oktyabrskaya - Replacement of wooden intermediate supports with reinforced concrete ones - 4 pieces	September	EEN, Service of electric networks	executed
	3.4. AL 110 kV VdTPP2-Zimovniky - Replacement of wooden intermediate supports with reinforced concrete ones - 6 pieces	September	EEN, Service of electric networks	executed
	3.5. AL 35 kV Tsymlyanskaya-CMS3 Replacement of wooden supports with reinforced concrete ones - 4 pieces	August	EEN, Service of electric networks	executed
	3.6. AL 35 kV Tsentralnaya-CMS3 Replacement of wooden supports with reinforced concrete ones - 4 pieces	August	EEN, Service of electric networks	executed
	3.7. AL 35 kV Rassvet-SM5-Replacement of wooden supports with reinforced concrete ones - 16 pieces	October	EEN, Service of electric networks	executed
	3.8. Replacement of 3-phase counters on TS 10/0,4 kV by results of technical audit	September-October	EEN, Service of electric networks	executed
4	4.1. Replacement of cases TS by results of technical audit in addition - 5 piece (contract way)	October - November	SWEN, Service of electric networks	executed
	4.2. Replacement of transformers in TS 10/0,4 kV by results of technical audit in addition - 32 piece	August - December	SWEN, Service of electric networks	executed

5	5.1. AL 110 kV Б1 1-Milutinskaya - Replacement of the polluted isolators - 398 pieces.*	August	NEEN, Service of electric networks	executed
6	6.1. AL 10 kV №1802- Restoration of 3ю25 km (contract way through the tenders) by results of technical audit.	3 quarter	SEN, Service of electric networks	executed
7	7.1. AL 1 10 kV Kuberle 2-Kharkovskaya - Replacement of defective isolators in 50 garlands.*	August	SEEN, Service of electric networks	executed
	7.2. AL 1 10 kV Kuberle 2-Orlovskaya - Replacement of defective isolators -100 pieces.*	September	SEEN, Service of electric networks	executed
	7.3. AL 110 kV Proletarskaya - Orlovskaya - Replacement of defective isolators - 60 pieces *.	September	SEEN, Service of electric networks	executed
	7.4. AL 110 kV Egorlyk – Tselina - Replacement of defective isolators - 200 pieces *	September	SEEN, Service of electric networks	executed
	7.5. AL 1 10 kV Salsk -NSS 1c.-Replacement of defective isolators - 50 pieces.*	September	SEEN, Service of electric networks	executed
	7.6. AL 1 10 kV Salsk-NSS 2c - Replacement of defective isolators - 50 pieces *	September	SEEN, Service of electric networks	executed
8	8.1. AL 110 kV Al.Lozovskaya – Tikhovskaya - Replacement of intermediate wooden supports with reinforced concrete ones - 6 piece.	September	NEN, Service of electric networks	executed

In total, for 2005 it is heavy repaired:

- ***AL 35-110 kV*** – 2056.8 km (including AL 110 kV 1309.7 km). There are 148 supports, 10805 isolators, 25.6 km of wire replaced;
- ***AL 0.38-10 kV*** – 5339.2 km and 2243 TS 6-10/0.4 kV. 3076 supports, 690.5 km of wire are replaced, and also 176 cases CTS and 449 power transformers in TS are replaced.

№	Name Action	Term of performance	Executors	Mark about performance

1	Repair of tension transformers 35 kV – 21 pieces	March – August	WEN, TSEN, NEEN, SWEN, SEN	Executed
2	Repair of tension transformers 110 kV – 18 pieces.;	April - November	TSEN, NEEN, EEN, WEN, SWEN, SEN	Executed
3	Repair of uncouplers 110 kV – 361 pieces.	March - December	All branches	Executed
4	Repair of MB 10-35 kV – 1139 pieces.	January - December	All branches	Executed
5	Repair of MB 110 kV – 52 pieces.;	January - November	All branches	Executed
6	Replacement of OSI – 110 kV uncouplers и separators – 472 pieces	April - November	TSEN, NEN, NEEN, EEN, WEN, SWEN, SEN	Executed
7	Replacement of ОСИ – 35 kV uncouplers и separators – 43 pieces	May - August	SEEN, WEN	Executed
8	Replacement of inputs 110 kV power transformers and MB – 14 pieces	June - October	TSEN, NEEN, EEN, SEN	Executed
9	Replacement of inputs 35 kV power transformers and MB –36 pieces.;	May - October	TSEN, WEN, SEEN	Executed
10	Replacement of TT-35 kV – 4 pieces	March - July	SEEN, SEN	Executed
11	Replacement of TT-10 kV –35 pieces	February - November	TSEN, EEN, WEN, SWEN, SEN	Executed
12	Replacement of TH–35 kV – 3 pieces.;	September	EEN	Executed
13	Replacement of TH-10 kV –38 pieces	February - November	NEEN, EEN, WEN, SWEN, SEEN, SEN	Executed
14	Replacement of arresters 110 kV – 33 pieces	February - August	WEN, EEN, SEEN, NEN	Executed
15	Replacement of arresters 35 kV – 96 pieces	February - October	TSEN, SWEN, WEN, EEN, EEN,SEEN, SEN	Executed





Chapter 10. Development of Communication Network of the Company And Internet Technologies.



The company provides duly and exact information disclosing on all vital issues concerning corporation, including financial state, results of activity, property and management of the company.

Presence and degree of disclosing of the information on the site of JSC "Rostovenergo" on corresponding sections is made according to Standards of disclosing of the information, established for entities of the wholesale and retail markets of the electric power by the Decision of the Government of the Russian Federation of 24.01.04 # 24.

The departmental communication network of JSC "Rostovenergo" is constructed, generally, on the basis of the main cable and radio relay communication lines, channels of RF-connection on AL and radio stations of various types.

The basis of the telecommunication complex of the power supply system is made with the main liaison channels constructed on digital RRL with use of the equipment of Radius type under the "1+1" model, and cable communication lines with the switching equipment.

The quantity of the channels formed by RRL-equipment makes 2880 channels (317880 canal km).

In operation, there are 881 km of main cable communication lines (CCL), 11.5 km VOLS where digital streams E1 (2048 k bit/sec) are organized:

- On CCL - 44 E1;
- On VOLS - 64 E1.

Besides, in 2005, on existing CCL with use of HDSL modems streams E1 are organized in following directions:

- JSC "Rostovenergo" - TsEN (2 systems);
- JSC "Rostovenergo" – TS R4 (TsEN);
- JSC "Rostovenergo" - TS Pogorelovo.

In 2005r. it is entered into work VOLS on supports of AL (110kV) TsEN – TS R1, extent of 6 km, with application of optical multiplexers OLT 2x16 (JSC "Supertel") and the equipment of flexible multiplexing EFM-30E.

For the organization of technological communication in the power supply system 82 automatic telephone exchanges in capacity 8864 numbers; 43 of them are digital automatic telephone exchanges

("Alkatel-4400", "Almaz-Proton CCC") with the mounted capacity 4200 numbers are maintained.

In 2005, CATS "Almaz-Proton CCC" are started with the total mounted capacity 555 numbers, including capacity CATS of SWEN is expanded and included CATS of small capacity at Novocherkassk RRP.

For the organization of dispatching communication dispatching switchboards EDTS-66 and CATS "Almaz-Proton CCC" are used.

In system of JSC "Rostovenergo" 836 racks of equipment RF-connection on AL the various type are maintained, allowing to organize 675 main and local channels RF- connection on AL in the total extent 27930 channel km.

In 2005, in "Rostovenergo the allocated liaison channels up to objects of the account on border of a balance belonging of JSC "Rostovenergo" are organized what allow to transfer the information with high speed in real time (36 channels).

With use of equipment AKST "Linia - M":

- On AL 220 kV SS Volgodonsk - SS Kotelnikovo (4 channel)
- On AL 110kV SS Kotelnikovo - SS Zavetnoe (3 channels)
- On AL 110kV SS Zimovniki - SS Remontnoe (3 channels)
- On AL 220kV SS Pogorelovo - SS Donetsk (6 channels)

With use of the equipment SPI - 244 - 3M and SPI - 122-3M:

- On AL 220kV SS Volgodonsk - SS Zimovniki (2 channels);
- On AL 110kV SS Remontnoe - SS Elista Western (1 channel);
- On AL 110kV SS A-1 - SS A-20 (2 channels);
- On AL 110/220kV SS A1 - SS A-30 (2 channels);
- On AL 110 kV SS Koysug - SS Yubileynaya (2 channels);
- On AL 110 kV SS Donetsk - SS Gundorovskaya (2 channels);
- On AL 100kV SS B-11 - SS Oblivskaya PTF (2 channels);
- On AL 35 kV SS Oblivskaya PTF - SS Oblivskaya (2 channels)
- On AL 220kV SS SH-30 - SS SH-50 (2 channels)
- On AL 110 kV SS Salskaya - SS Sandata (2канала)

For the organization of tele mechanics channels the equipment of secondary condensation such as TgFM, TFM, APST (M) in quantity of 103 pieces is used.

The radio network of JSC "Rostovenergo" is constructed on the basis of radio stations the MAYAK, Energy, FM-301, 302, MOTOROLA, GM-300, 340, 350, 360, GP-68, É-020, 030.

In the power supply system 2017 radio stations are maintained, including in 2005 135 radio stations were introduced into operation: MOTOROLA (GM-340, 360, 660, P-020, 030).

Communication of meetings of JSC "Rostovenergo" is organized on the basis of the equipment such as MSS-12-6, MSS-2, DOSS and "Peko-Vek" (studio and user's devices).

For registration of dispatching negotiations, devices like "Echo - plus" and the "Gradient" executed on the basis of the personal computer are used.

At the level of JSC "Rostovenergo" - the ODU - RDU communication is organized on the rented digital channels of JSC "Rostelecom".

The level of tele mechanization in a power supply system as for 01.01.2006 makes 46.4 % from total number of power units.

From 569 substations only 62 have the emergency - precautionary signal system.

202 substations were tele mechanized on the basis of the multipurpose equipment of tele mechanics, 109 of them have tele control of control offices of the enterprises of electric networks and DP REN.

Control offices of the enterprises of electric networks are equipped with dispatching boards on which the tele information with tele mechanized power units the given enterprise is deduced.

Now, in the power supply system, 233 tele mechanics devices of controllable point are in operation.

The following volume of the tele information is transferred to control offices of the power supply system:

- Tele measurements - 2361, including from RNC objects - 1513, MEN objects - 629, TSC-8 objects - 133, other - 86. On CUS power supply systems - 1255;
- Tele signals - 5324, including from RNC objects - 4343, MEN objects - 797, TSC-8 objects - 119, other - 66. On CUS power supply systems - 1207;
- Current integrated measurements - 1501 (including to the server of automatic system of the commercial account power consumption CDP of the power supply systems - 588);
- Tele control – 1727

The works executed lately on reconstruction, including main RRL, каналообразующих, switching devices, tele mechanization TS have lowered deterioration average percent SDTU in a power supply system to 50 %.

According to the investment program on 2006 and the Plan of perspective development and modernization SDTU JSC "Rostovenergo" on ***2006-2015 in 2006*** development of the project "Modernization of system of technological information exchange from JSC "CO-CDU UES" in view of requirements CO, development project documentation and realization of existing equipment designs on reconstruction, technical re-equipment the switching equipment, RF-channels, the tele mechanics, guaranteed power supplies, and also creation of a transport level of a multiservice network of JSC "Rostovenergo" with integration telematic and voice services with organization of high-speed data links.

Corporate information systems

According to strategy of MRNC of the Center and the Northern Caucasus preparation for introduction ERP system SAP R/3 is conducted. Now, 3 workplaces of subsystem SAP SEM BPS established in data-processing centre MRNC of the Center and the Northern Caucasus are organized. In 2005, 7 licenses for use of system of business - modeling ARIS are received. Training users and managers of the specified system is carried out. Work under the description of organizational structure and business - processes in notation ARIS is carried out.

Development ASDM

Now in operation there are two Operative - information complexes (OIC): KIO3 and SK2003 (pre-production operation).

Operative - information complexes (OIC) process the information transmitted on channels of tele mechanics and channels of an intermachine exchange for servers of tele mechanics CPPS RPT80 and Smart Fep (pre-production operation).

OIC KIO3 provides an opportunity of processing 4000 TI, 6000 TS, 4096 data of daily sheets.

OIC SK2003 has no restrictions on quantity of the processable TI/TS and the data of the daily sheet.

The information exchange goes on 29 directions.

53 users are registered in basic OIC KIO3 of JSC "Rostovenergo". Among them: 4 – management of JSC "Rostovenergo", 16 - in CUS, 1-OUTE, 4 - in SSDTU, 1 - commercial dispatcher of OORE JSC 'Power sale Rostovenergo", 1 - in RRDU, 1 - Yuzhenergotechnadzor.

For the dispatching services allocated during reforming the companies and branches of JSC "Rostovenergo" the direct distant access is organized to resources of OIC ASDM of management personnel (in view of requirements of the Project of the organization of the information protection in JSC "Rostovenergo"): all PEN-8 terminal sessions, 1 - RPMES, 3 - RRDU, 2 - RSC, 5 - JSC 'Power sale Rostovenergo".

In OIC NC2003 11 users are registered - CUS, OASU - the experts supervising introduction and current operation OIC ASDM.

Information interchange between databases OIC and ASCAP for use in operative work of the dispatching personnel, addition of information base by the basic calculations is organized:

- The control of the current consumption and performance of the dispatching schedule by large industrial consumers
- The control of the current consumption by the members of the Federal Wholesale Electric Power Market which have been not covered with systems TM (Gukovugol, NZSP, NES, VKDP, TMZ, Kr. Kotelzhchik, BKMPO, AMES Donenergo),
- The control of volume of consumption over the authentic commercial data of stations manufacture (RTPP2, VdTPP2, TsHPP, ETPP)
- The analysis in non-staff situations analysis with adjacent power supply systems
- The control of serviceability of the substations' equipment and stations (counters, controllers, gauges TM) and operative decision-making on their repair (replacement)
- Calculations "Inquiry on work of the power supply system Rostovenergo" for 24 hours"

Input is planned to 2006 in commercial operation CPPS Smart FEP and OIC CK-2003.

The corporate information Network of JSC "Rostovenergo" structurally consists of the kernel located at the central office (management personnel) and territorially distant sites of the network, solving various functional tasks. The corporate network in its structure has: information servers (IS), servers of the appendices, the automated workplaces (AW) distant automated workplace, the common network resources. Users of the corporate network have the limited access to databases and information resources of JSC "Rostovenergo", limited with functional necessity.

For transfer of the operative - dispatching, commercial information (ASCAP included), the post traffic of JSC, transit of power sale information the vertical is accepted now: REN - PEN, branches of JSC - management personnel JSC-Energo - departmental network "Elektra".

Connection with the departmental telecommunication network is carried out through the Internet on two ADSL-connections. The basic channel is provided by an Internet company of "PC Digital telephone systems "AAA Internet", Ltd. The reserve channel is provided by RTDS JSC "JUTK Rostovelektrosvjaz".

In JSC "Rostovenergo" the telecommunication unit is created to provide work of the corporate network for gathering and data transmission. In structure of the unit equipment the following are included:

1. Routers
   1.1. Cisco 3640 - a basic router of the corporate network for connection 8 PES;
   1.2. Cisco 2621 for the organization of access to Internet through 2 channels and providers;
   1.3. Cisco 2621 - router PES.
2. Means of protection of the information (section "Protection of the information").
3. Post servers (section "Post network of JSC "Rostovenergo").

The unit carries out service (on 34 allocated, switched liaison channels and on three streams E1) 8 PES JSC "Rostovenergo" and the enterprises having the agreements on information exchanging:

- «Rostov RDM» - 2 канала;
- JSC "Energosbytrostovenergo", JSC "Rostovenergonaladka", SEC "Educational Center "Enegetik";

- Rostov TPP-2, JSC "Rostov generating company";
- GP RO "Donenergo"
- RP MES,
- Tsymlyanskaya HPP () ГЭС (through EEN's unit);
- JSC "Auxiliary Sokolovskoe" (through WEN's unit);
- JSC "Auxiliary Grechko" (through SWEN's unit).

In 2005, within the framework of realization of the project "Network of data gathering and transmission" the equipment of routers Cisco PES and Managements for the network of data gathering and transmission - modules for connection PES-RE by streams E1 and PES-RES is received and established by the allocated liaison channels. Construction of the corporate telecommunication network in 2006 will be continued in process of the commissioning of high-speed liaison channels stipulated by the corporate investment program.

Post network of JSC "Rostovenergo" is a subsystem of the territorial segment of the departmental network of the Russian RJSC "UES of Russia" - "Elektra".

In management personnel three post units on base OS Unix FreeBSD v.5.3 are maintained:

- Basic post unit of JSC "Rostovenergo";
- Post unit of management personnel;
- Server of access in the Internet.

The basic post unit of corporate post network " Elektra " is located in the internal demilitarized zone (DMZ) management personnel. It(he) is a sluice in a corporate post network for 12 post units PES and other enterprises under report SMTP (EEN, CEN, SEN, SWEN, NEN, NEEN, WEN, SEEN, RTPP-2, REN, Power sale, RGK Heating Systems) and 32 distant user's post stations of branches under report UUCP.

The post unit of management personnel serves 305 subscribers of management personnel, SF MRNC C and NC.

Server access in Internet is located in external DMZ of management personnel, has the external IP-address in the Internet. It is a sluice into departmental network "Elektra" and Internet. Since 01.07.2005, because of the termination of routing of e-mail ODE CC (the letter ODE CC of 17.05.2005 # 401.1125) the allocated channel on ODE CC for Post Exchange is not used. Actions were coordinated with GVC on the

organization of translation of the post traffic in departmental network "Elektra" and the Internet through the provider of "PS Digital telephone systems "AAA the Internet ", Ltd, are executed. Reserve connection in the Internet on technology ADSL through RTDS JSC "YUTK Rostovelektrosvjaz" for warranting delivery of e-mail and the information interactions providing business - processes of JSC "Rostovenergo" is organized.

In 2005 the hardware (the specialized servers are put into operation) is completely replaced and the software of post servers of management personnel is updated. On servers the software for protection against viruses and the undesirable correspondence (spam) is used. According to plans of realization of the project "Network of gathering and data transmission" JSC "Rostovenergo" full updating is provided of park of post servers PES.

Local computer networks

In management personnel, 8 PES and 36 RES (only 45 RES) local computer networks function.

In LVS of management personnel the active network equipment and corresponding software for organization of structured local networks, and also systems of protection against the non-authorized access is introduced. The technology of construction of virtual networks (with the help of central switchboard Cisco Catalyst of 4006 and floor switchboards Cisco Systems Catalyst 2950-xx, 29xx) for division of users into isolated groups is widely used.

LAN of management personnel of JSC "Rostovenergo" is a multisegment local network using reports TCP/IP and IPX. In a LAN 31 server is totaled under the control of OS NetWare, MS Windows 2000/2003 Server, Unix and 284 workstations. The segment of LAN of Southern branch MRSK of the Center and the Northern Caucasus which is a part of the trusted zone a LAN of management personnel, will consist from 31 workstations and two servers. In 2005, it had been entered into commercial operation 9 servers on the specialized server equipment under management of MS Windows 2000/2003 Server and Unix (6 for management personnel, 2 for SF MRSK of C and NC), the hardware-software platform of five servers is replaced.

Differentiation between users is carried out on the basis of segmentation of the network and lists of access on switchboards of the network, gateway screens. In the LAN a multidomain model constructed on platform MS Windows 2000/2003 Server is realized.

Domains are supported:

- CORP - for users of management personnel;
- RE - for the distant clients.

Reservation of the information is carried out with the help of superfluous disk files (RAID 1,5), and also by a distant archiving on tapes on the basis of a server of reserve copying under the control of OS MS Windows 2003 Server with software BrighStore ARCserve Backup for Windows v.9.0.

Access to the Internet and the Intranet to resources

The basic provider of access of JSC "Rostovenergo" into Internet is the company of "PS Digital telephone systems "AAA Internet", Ltd. Connection is executed on the allocated ADSL-channel. Throughput of the allocated channel: the entering traffic - 8 Mbit / sec, the proceeding traffic-2 Mbit / sec. In 2005, the second connection in Internet on technology ADSL, for reservation of e-mail delivery and the information on interactions providing business - processes of JSC "Rostovenergo" and SF MRSK of C and NC, through RTDS "YUTK Rostovelektrosvjaz" is organized. For connection the reserve channel in Internet router Cisco2621 was involved and the technology of connection to providers the Internet is completely changed, options of the gateway screen is changed, the technology of support of the reserve channel on the zero traffic is developed and introduced. Besides means of gathering and display of statistics of work of channels, including the analysis of the traffic under appendices is adjusted.

In December, 2005, works on connection of new allocated channel ADSL (the provider "PS Digital telephone systems "AAA Internet", Ltd) for access to Internet SF MRSK of C and NC are started with the purpose of isolation of external information streams SF MRSK of C and NC from streams of JSC "Rostovenergo".

The users of LAN (management personnel) are connected to Internet network according to industrial necessity under the sanction of the Director General or the Chief Engineer.

Access from workplaces of users to Internet is given through a Proxy-server. The control and differentiation of access is carried out by means of gateway screen Cisco Pix 515E and on server - intermediary Squid Proxy, placed in DMZ to a zone of the gateway screen.

In external DMZ the following servers are located:

- A server of access to Internet, a post sluice in departmental network "Elektra" and the Internet.
- A portal of the operative reporting.

Second gateway screen Cisco PIX 515E adjusts access to internal LAN resources of management personnel on the part of a corporate information network - branches of JSC, including PES.

In internal DMZ some servers with the general(common) network resources are located:

- A FTP-server which serves for information interchange between management personnel and branches.
- An intranet - site of JSC “Rostovenergo”.
- SOUD "Motiv".
- A corporate post server.
- A server of the distant access to OIC ASDM for the organization of the distant terminal access to resources of OIC ASDM task (dispatching services 8 PES, JSC “Power sale Rostovenergo”, the dispatching personnel Rostov RDU, TGC-8).

In 2005 gateway interactions with the higher organizations through the Internet became more active, the number of webs - appendices and the business - processes using resources of Internet has increased. Loading has simultaneously increased by a corporate telecommunication network because of necessity of work of the enterprises with such network appendices, as SOUD "Motiv", “Portal of operative reporting”. Duly introduction of all required Internet and Intranet appendices became possible due to active development of transport network of data transmission of JSC “Rostovenergo” and updating of hardware-software platform of the server and network equipment.

The introduced **Intranet - system** is used operatively by the management personnel and branches of JSC “Rostovenergo” and includes sections:

- Operative controller's offices reports.
- The information on trading system of the wholesale market of the electric power with the daily analysis of participation in WMEP.
- Reviews of press.
- Directive documents of RJSC "UES of Russia", MRSC C and NC and SF MRSC C and NC.
- Rules and forms of the intrafirm reporting according to standards of RJSC "UES of Russia".
- Directive documents of JSC "Rostovenergo" (orders, instructions and reports of meetings).
- The telephone directory of management personnel.
- Search on intranet - system works.
- Base of the specifications and technical documentation.
- Electronic magazines on labor safety, received from RJSC "UES of Russia".
- "Design office on reforming JSC "Rostovenergo" with system of discussions "Question - answer" on-line.
- Works on sub item "IT-support, IT-audit" are conducted.
- The Portal for the operative reporting for display of the accounting data inside the company and for MRSC C and NC is entered into operation.

Access to intranet - system is given to all branches.

The structure of an official site www.rosten.ru is harmonized with recommendations of RJSC "UES of Russia" and MRSC C and NC. Updating of the basic information is carried out according to the authorized rules and the standard of disclosing of information ДЗО RJSC "UES of Russia" and MRSC C and NC. Modules "search on the site" and "guest book" work. The site is developed and supported by forces of experts of the department of the MANAGEMENT INFORMATION SYSTEM of.

Physical accommodation:

- the official site www.rosten.ru - on a server "AAA-INTERNET", employees of this company provide round-the-clock protection and serviceability of the site under the contract with JSC "Rostovenergo".

According to standards of information disclosing AJSC of RJSC "UES of Russia" and regional Joint-stock companies – Energo the contract with Stock Exchange about listing securities, essential facts and other events of interest for shareholders is made, are published on the News line "Interfax".

Protection of Information

Construction of protection of the local computer network of management personnel and corporate telecommunication network of JSC "Rostovenergo" is carried out according to the project of Creation of the subsystem of information safety of a corporate network of JSC "Rostovenergo" developed by JSC "ELVIS-PLUS" and got the coordination procedure n department of economic safety and order of RJSC "UES of Russia".

The network of data gathering and transmission of JSC "Rostovenergo" is constructed on network equipment Cisco: (gateway screens Cisco Firewall PIX-515E v.6.3, main switchboard Cisco Catalyst 4006, switchboards Cisco Catalyst 2980/2948/2950.29). In 2005, the basic routers of a corporate network were also transferred from Unix-servers to Cisco equipment. In the LAN of management personnel basic router of corporate network Cisco 3640 and Cisco 2621 are started to connect 2-channels into the Internet. In 8 PES routers Cisco 2621 were started (all the equipment is received under the project of Creation of the subsystem of information safety of a corporate network of JSC "Rostovenergo").

Introduction of network devices Cisco gave an opportunity using correctly existing and new liaison channels (including three streams E1), both in the corporate network, and for access to Internet for working and strengthening the policy of safety for internal and external gateway screens and by that to protect the corporate network of data transmission and perimeter a LAN of management personnel:

- Adjustment of dynamic routing and balancing between the basic and reserve liaison channels is executed.
- Support QoS for differentiation of a passband under appendices, managements of priorities of network information streams and the control of information is adjusted.

- Monitoring of condition of a transport network and the notification about failures is carried out.
- The system of gathering of statistics and the account of the IP-traffic is introduced.
- Strengthening of the policy of safety for internal gateway screen PIX-Intranet in connection with the increased quantity of devices in DMZ Intranet, and also external direct and transit connections to network "Rostovenergo".
- VPN-server (using Advenced Encryption Standart (AES) 256bits for enciphering) is developed on base of CISCO PIX-Internet for the protected distant connection of external users to some resources of the corporate network.

Rules of using of computer facilities in LAN of management personnel are determined in Rules of use of personal computers, means of communications and access in the Internet in management personnel of JSC “Rostovenergo” (the order #148 of 09.06.2004).

For performance of reserve copying the information in LAN of management personnel the system of reserve copying of the information is started on the basis of specialized software Brightstor ARCserve Backup v.9.0. To determine the order of procedures of reservation - restoration of the information from personal computers performance, servers and network appendices in 2005 were developed and there is in the stage of the statement Rules on reserve copying - restoration of the information of servers and network appendices and Rules of reservation of the Information from personal computers (PC) in management personnel of JSC "Rostovenergo".

Anti-virus protection (Kaspersky's Antivirus for Windows Workstations and Windows File Servers v.5.0) under the control of network control centre is developed on all workstations and file servers LAN of management personnel. Updating of anti-virus bases is carried out in the end of every 3rd hour. At all post servers used in LAN of management personnel (basic post unit of JSC "Rostovenergo", server of access to Internet and the post server of management personnel) (AVP for Exim anti-virus protection is established on 250 letter boxes under OS FreeBSD) and the software of protection against the undesirable correspondence (SpamAssassin 3.0.2).

For automatic updating Windows products workstations LAN of management personnel in 2005 the server on basis of Microsoft Software Update Services (WSUS) is entered into operation.

Protection against the non-authorized access of 37 workstations and 12 servers a LAN of management personnel is organized with the help of the Complex of means of protection of the information from the non-authorized access "Chord - NT/2000".

According to the Project of the information protection, in 2006 introduction of the certificated subsystems of detection of attacks and the analysis of weak point is planned on the basis of network sensor controls CISCO IDC:

- Network sensor control Threat Prevention Starter Kit: 4215, CSA, CTR, VMS IDS4215-CSA-BUN-K9 and Network sensor control Cisco IDS 4215 Sensor, 80-Mbps IDS-4215-K9 - analyzers of traffic on the part of branches and Internet.
- Network sensor control 4235 Sensor (chassis, s/w, SSH, 10/100/1000BaseT w/RJ-45) IDS-4235-K9 - the network analyzer of traffic of the server segment.

In 2005, by JSC "Rostovenergo" for development of information technologies it was mastered 23,846 thousand RUR. Including, under article "Equipment which is not demanding installation" and "Reconstruction and technical reequipment" 13,110 thousand RUR.

Capital investments under the project of the "Network of data gathering and transmission of JSC "Rostovenergo" have made 2476,929 thousand RUR.

In the 2nd turn of the project of modernization of the software of the operative - information complex the software "OIC CK-2003" was got for the sum of 944 thousand RUR.

The business - plan for 2006 stipulates purchase of servers for ASCAE Federal Wholesale Electric Power Market for the software "Alpha Center" for the sum of 354 thousand RUR, as well as the equipment for a telecommunication network for the sum of 597 thousand RUR.

Projects planned for realization: structured cable network CEN (CMP) - 3927 thousand RUR; the 2nd turn "Network of data gathering and transmission of JSC "Rostovenergo" - 2644 thousand RUR.

Chapter 11.
Environmental Protection.

11.1. Influence Environment Estimation

The estimation of influence environment proceeds from principles of potential ecological danger of any activity and inadmissibility of probable adverse influences environment and social with them social, economic and other consequences in case of industrial activity.

Estimation of influence atmospheric air

Sources of pollution of atmosphere in places of divisions' location of the enterprises of electric networks (EEN) JSC "Rostovenergo" are grounds of industrial bases and sites. The basic sources of pollution of an atmosphere are within the limits of sanitary - protective zones of divisions EEN, for them specifications of maximum permissible emission (MPE) are designed and established, there are sanctions to the emissions authorized MMNR and DEP of the MNR of Russia on the Rostov Region and Management on technological and ecological supervision Rostekhnadzor the Rostov Region.

Influence of technological sources EEN of JSC "Rostovenergo" on atmospheric air is insignificant, and concentration of polluting substances in the ground layer does not exceed the established specifications.

Estimation of soil covers influence.

Influence of EEN divisions of JSC "Rostovenergo" on ground is shown in probable pollution of soil in the ground areas under grounds of the enterprises with oil and atmospheric emissions. With a view of exception of influence on soil cover in divisions of the enterprise all necessary measures excluding passages of oil are undertaken. Visual supervision over tightness of capacities for gathering waste products is carried out; duly export of waste products is carried out.

Divisions EEN of JSC "Rostovenergo" do not provide any essential influence on soil cover.

Estimation of waste products' of manufacture and consumption formed in branches of electric networks of JSC "Rostovenergo" influence on environment.

Influence of waste products temporarily stored in the territory of EENs' grounds on environment before their export for neutralization,

use, preservation at other enterprises, is minimally or is absent completely, in connection with the following:

- For all dangerous waste products formed at the enterprise classes of danger of waste products are established (according to working normative and legal base) for environment, determining ways of the manipulation with them;

- All places and ways of time waste products storage (specially equipped platforms, tight capacities for flying and fire-dangerous waste products, special containers for waste products) meet sanitary-and-hygienic and nature protection requirements;

– Quantity of waste products and terms of their time storage on EEN grounds do not exceed the specifications established by Limits (Sanction) on waste products accommodation;

– Scale of influence of waste products on environment is local, the period of influence is short-term.

Ways of time storage of waste products are determined by a class of danger of substances - components of waste products. Places of warehousing of waste products in territory of each EEN, their borders, area, volumes, arrangement, and also the officials responsible for operation, are determined by the order of the head and supervised by the ecologist of a enterprise's division.

From told above it is possible to draw a conclusion, that the dangerous waste products temporarily placed in territories of divisions of JSC "Rostovenergo" do not provide any negative influence on atmospheric air, underground and superficial waters, on ground as a result of places of their time storage corresponding to nature protection requirements.

11.2. Obligations on compensation actions in the field of environment protection

JSC "Rostovenergo" carries out regular compensation payments, in approved order, for negative influence on environment according to the authorized acts and in view of the established specifications of emissions of polluting substances, limits of waste products accommodation.

11.3. Qualification of the ecological personnel

In all branches of electric networks of JSC "Rostovenergo" there are experts who are carrying out activity under the manipulation with dangerous waste products. All these persons have passed training on authorized by the MNR Russia Program of vocational training of persons on the right of work with dangerous waste products in volume of 112 hours in the specialized Not state educational establishment of additional education "GEOS-7" at Rostov state university (RSU) (Rostov-on-Don) (a license of the Ministry of the general and vocational education of the Rostov Region on the right of conducting educational activity # 7596 from 15.09.2003, series A # 061650, the Register of the Ministry of Natural Resources of the Russian Federation # 61/1103/1).

The experts passed training have Certificates on the right of work with dangerous waste products, operate according to orders of heads of branches according to official duties, and have the higher or general special education.

The Program of realization of the ecological policy in JSC "Rostovenergo" for 2006 (according to the decision of Board of RJSC "UES of Russia" of 05.12.2005)

№	Name of actions (works)	Executor	Term	Source of financing	Cost, thousand RUR	Note
1	2	3	4	5	6	7
			1. Organizational actions			
1.1	The statement by the Board of Directors of JSC "Rostovenergo" the Program of realization of the ecological policy for 2006	JSC "Rostovenergo"	2nd quarter of 2006		0	

1.2	Development and approve of target parameters of ecological efficiency of JSC "Rostovenergo" on transfer of electric power .	JSC "Rostovenergo"	2nd quarter of 2006		0	
1.3	Development and approve of a Program and Regulations on the order of carrying out of ecological audit of JSC "Rostovenergo" (after approving a typical Program and Regulations in RJSC "UES of Russia"	JSC "Rostovenergo"	3rd quarter of 2006		0	
1.4	Carrying out of the analysis of the working (developed) legislation and decisions of local self-government institutions	Branches of JSC "Rostovenergo"	Constantly		0	
1.5	The analysis and updating of rules working in the Company, Regulations, orders, etc. for their updating and mutual coordination in view of ecological requirements	JSC "Rostovenergo"	Constantly		0	
1.6	Preparation of the annual reporting and information - analytical materials in the field of the environment protection	Branches of JSC "Rostovenergo"	Annually		0	
1.7	Payment for pollution of the natural environment	Branches of JSC "Rostovenergo"	1st – 4th quarters of 2006	Cost price of branches of JSC "Rostovener go"	297.8	
2. Actions on normalization and the control of harmful influence on environment						

2.1	Organization of development of specifications of harmful influence in branches of the Company on environment (MPE, MPS, MPWP).	CEN, NEN, EEN, SWEN, SEN	2nd-4th quarters of 2006	Cost price of branches of JSC "Rostovenergo"	884.4	
			3. Technical Actions			
3.1	Replacement of oil switches with vacuum switches	NEN	2nd quarter of 2006	Cost price of branches of JSC "Rostovenergo"	2106.6	Protection of ground resources from waste products of manufacture
3.2	Repair of oil-receiving devices of power transformers	CEN, NEEN, EEN	1st - 4th quarters of 2006	Cost price of branches of JSC "Rostovenergo"	3362.8	Protection of ground resources from waste products of manufacture
3.3	Replacement of storage batteries CH with storage batteries VARTA	CEN, NEEN	3rd - 4th quarters of 2006	Cost price of branches of JSC "Rostovenergo"	1357.4	Protection of atmospheric air from emissions of harmful substances
Total					**8009**	



Chapter 12.
Personnel and Social Policy.
Social Partnership.



Main principles and goals of personnel policy of JSC "Rostovenergo"

The purpose of personnel policy of the Company is attraction to a certain work the most suitable workers, overlapping of available human resources (qualification and potential) with the corporate purposes and mission of the Company, and as well maintenance of the Company with highly effectively working and social - stable personnel.

Main principles of personnel policy of the Company:

- Selection, hiring and arrangement of employees;

- System of motivation and payment is fair in relation to employees, competitive - capable in relation to other joint-stock companies and firms of region and is well controlled;

- Compensation is based on results of individual work and efficiency of the organization;

- Development, training, moving and career of workers are carried out according to results of their work, qualification, abilities, interests and requirements of the organization;

Employment is connected to requirements of the organization, an individual performance level, abilities and qualification.

Changes of number of the personnel for 2003-2005

Categories of personnel	Years		
	2003	2004	2005
Heads	1434	1135	713
Experts	2425	2060	1184
Employees	96	61	29
Workers	7478	5703	3469
In total	***11433***	***8959***	***5395***

In 2005, list number of JSC "Rostovenergo" has 3564 persons decreased.

Principal causes of reduction in number of the personnel:

- Optimization of number of the personnel in connection with reforming of the Company;
- Moving the personnel of JSC "Power Sale Rostovenergo", JSC "RGC ", JSC "MNC Rostovenergo";
- Dismissal for valid and disrespectful reasons.

12.1 Structure of workers on cathegories

At present, the Company is at the end of reorganization procedure.

Strategy of development of the personnel of the Company is to maintain the Company with well prepared and motivated workers according to the purposes of the Company.

The overall objective put concerning the personnel by reorganization of the Company on preservation of the educated, qualified and skilled personnel, is achieved. The personnel with the higher and average special education makes 67.5 % in the Company (before reorganization: in 2003 this parameter made 61 %, in 2004 – 61.6 %); the number of personnel with work experience of 5 - 20 and more years makes 73 %, (before reorganization: in 2003 this parameter made 91 %, in 2004 70.3 %).

	People	%
In total working	5395	
From them: heads	713	13
Experts	1184	22
Employees	29	1
Workers	3469	64


Структура работающих по категориям
рабочие 64%
руководители 13%
специалисты 22%
служащие 1%

12.2. Age structure of workers

From the total number of working in 2005:

At the age under 30 years – 16.1 %,

From 30 till 50 years – 57.6

- More than 50 years - 26 %

are more senior,

- At the pension age – 3.5 %.

In 2004:

- Older than 30 years - 15.9 %,
- Older than 50 years - 25 %

are more senior,

- At the pension age - 2.7 %.

In 2003:

- At the age under 30 years – 15.6 %,
- Older than 50 years – 25.3 %,
- At the pension age – 5.2 %.

	чел	%
Less than 30 years	869	16.1
From 30 till 50 years	3104	57.6
From 50 till 60 years	1421	26
60 years and senior	186	3.5

Возрастной состав работников - 2005 год


старше 60 лет
3%
до 30 лет
16%
от 50 до 60 лет
25%
от 30 до 50 лет
56%

12.3. Rotation of the staff

Removability of the staff made:

In 2005 – 70.8 %; in 2004 – 39.7 %; in 2003 – 38.5 %

It is dismissed for the valid reason 3817 person, from them:

- Heads - 469 person;
- Experts - 982 person;
- Employees - 40 person;
- Workers - 2326 person.

It is dismissed for the disrespectful reason - 504 person, from them:

- Heads - 48 person;
- Experts - 72 person;

- Employees - 3 person;
- Workers - 381 person.
- Including: at own will 499 person. From them:

Heads - 48 person

Experts - 72 persons

Employees - 3 persons

Workers - 376 person.

¨ For absence and other infringements 5 person (8 days)

It is dismissed in connection with moving to other companies: 3687 чел.

Fluidity has made 9.4 %, in 2004 it made 6.6 %,

In 2003г – 9.7 %

Year	Dismissed, person	Fluidity, %
2003	4296	9.7
2004	4143	6.6
2005	4321	9.4

Текучесть кадров ОАО "Ростовэнерго" - 2005 год


4296
4143
4321
2003г.
2004г.
2005г.

12.4 Qualitative structure of workers (educational level). System of development of the personnel

In 2005, 4191 people (including - 18 top managers; in 2004 - 4438 people, in 2003г - 5072 people) on different kinds of training had passed training preparation, retraining and improvement of professional skill.


532 (9,9%)
800 (14,9%)
2859 (53%)
Руководители
Специалисты служащие
Рабочие

In JSC "Rostovenergo", planning of the personnel for improvement of professional skill is made according to industrial necessity, under applications of services and departments, according to specifications of charges on professional training and in view of requirements of Rules of work with the personnel in the organizations of electric power industry of the Russian Federations authorized by the Ministry of Fuel and Energy of Russia by the Order #49 of 19.02.2000 which dictate obligatory periodicity of training: "long periodic training of heads and experts is carried out not less often than once in five years; short-term periodic training of heads and experts is carried out as required. Such periodicity of training is caused by safety requirements and trouble-free operation of the personnel.

Most fruitfully and actively in the sphere of staff vocational training the Company cooperated with such educational institutions as: IPK of Civil services (Moscow), PEIPK (Saint Petersburg), SCIP-SERVICE (Pyatigorsk), VIPKenergo (Moscow), Academy ITI (Rostov-on-Don), EC "Energetik" (Rostov-on-Don).

From among heads 532 persons are trained, on specialties:

- Industrial safety - 201 people
- Management - 70 people.
- Economy - 16 people.
- Finance - 6 people
- Professional retraining - 239 people

From among experts and employees it is trained 800 person, on specialties:

- Industrial safety - 139 people
- Economy - 40 people
- The finance - 30 people
- Law - 2 people
- Technical equipment and technology - 408 people
- Information technologies - 150 people

Preparation and training of reserve - 3 people

- The first higher education - 21 people
- The second higher education - 5 people
- Secondary vocational education - 2 people

From among workers 2859 people:

- The nomenclature of specialties of Rostechnadzor - 158 people
- The safety precautions and the labor safety 1361 people
- The second specialty - 202 people
- Improvement of professional skill - 1109 people
- Secondary vocational education - 24 people
- Higher education - 24 people

Year	Higher, people	%	Secondary vocational, people	%
2003	3448	30	3514	31
2004	2975	33	3211	36
2005	1666	30.8	1678	31.1


Динамика качественного состава работников с ученой степенью, с высшим и средним специальным образованием -2005 г.
4000
3000
2000
1000
0
3514
3211
1678
20
13
2
2003 г.
2004 г.
2005 г.
С высшем образованием
Со средним специальным образованием
Кандидаты и доктора наук

Payment of wages to workers of the power supply system is made in due time, no debts is present. According to the Branch tariff agreement the increase in tariff rates at a size of a consumer price index is quarterly made.

The tariff rate of the worker of the 1st category in 4th quarter of 2005 is authorized at a rate of 2196 rubles (the order of JSC "Rostovenergo" of 14.10.2005 # 214).

The monthly average wage of a worker for the fiscal year made 10465 rubles, growth to 2004 – 15.7 %.

Changes of monthly average wage change per years

(RUR)

	Monthly Average Wage of a Worker		
	2003	2004	2005
To personnel, total	6751	9040	10465
Industrial personnel	7413	9118	10536
Workers	5830	6626	7435
Employees	5722	6523	7338
Experts	10026	11499	12879
Heads	11510	17551	22287


20000
15000
10000
5000
0
6751
9040
10465
7413
9118
10536
5830
6626
7435
5722
6523
7338
11499
12879
17551
22287
2003г.
2004г.
2005г.
Всего работникам
промперсоналу
рабочие
служащие
специалисты
руководители

Social policy

Social policy of JSC "Rostovenergo" in 2005 was carried out according to the Branch tariff agreement in Electric power industry of the Russian Federation and the Collective agreement of JSC "Rostovenergo" for 2005-2006. The basic directions of social policy of JSC "Rostovenergo" in 2005, within the framework of these agreements, were: health protection of workers, not state provision of pensions and granting of social privileges, guarantees and indemnifications to workers and idle pensioners of JSC «Rostovenergo».

In 2005, all personnel of JSC «Rostovenergo» was insured under the contract of voluntary medical insurance with AIC "Leader" and IJSC "Russia", within the framework of which under applications of branches of JSC «Rostovenergo» under medical indications medical services (diagnostics, treatment in conditions of "hospital") were given to 386 workers of the power supply system. Besides, as a preventive

measure, 3410 workers got anti-influenza vaccine what made more than 60 % from an aggregate number working in the power supply system, 1534 workers had passed preventive medical surveys (within the framework of performance of the order of Ministry of Health of the Russian Federation #83 of 16.08.2004 “About the order of carrying out of preliminary and periodic medical surveys”).

The total sum of insurance payments on the purpose of voluntary medical insurance made 15,183 thousand RUR.

In 2005, the work under earlier made contracts with not state pension funds - NPF of electric power industry and NPF "Resource" on not state provision of pensions of workers has been continued; in the above-named not state pension funds as payments it was brought 15048 thousand RUR. In 2005, the right on reception of not state pension was given to 327 workers in connection with their dismissal from JSC «Rostovenergo» caused by pension age.

In December 2005, according to authorized Strategy of not state provision of pensions of workers of Holding of RJSC “UES of Russia”, the Board of Directors of the Company accepted the Program of not state provision of pensions of JSC «Rostovenergo» for 2006 with volume of financing at a rate of 4 % from FOT which will be realized in 2006г.

Chapter 13.
Tasks and prospects of the Company for the nest year, strategy tasks solving

Tasks and prospects of the Company for the nest year, strategy tasks solving

Before the Company there is a task on profitableness growth, increase in capitalization level and investment appeal, on maintenance of reliability of electric power supply of consumers by updating the fixed capital.

Primary goal of RNC JSC "Rostovenergo" for forthcoming year is full performance of the production program, increase in reliability of power supply of consumers of the Rostov Region and, on this basis, reception of the profit, allowing to provide financing the charges stipulated by business - plans of the company for 2006 and the subsequent periods.

For these purposes the important task on 2006 maintenance of effective interaction of JSC "Rostovenergo" and allocated JSCs "Power Sale Rostovenergo" and "Rostov Generating Company", "MNC Rostovenergo" continues to remain.

Besides, for reception of profitableness stipulated by business - plans of RNC JSC "Rostovenergo" in 2006 is necessary:

¨ The further strengthening and expansion of business, and on this basis increase in investment appeal of the company.

¨ The further increase in productivity of manufacture, due to optimization of use of capacities.

¨ Preservation and the further improvement of the achieved level of payment discipline of consumers of services on transfer of the electric power on distributive networks of JSC "Rostovenergo".

¨ Optimization of expenses of the company due to efficient control production costs.

¨ Achievement and preservation of the optimum level of a parity of own and extra means of the companies, attraction of extra turnaround means only on conditions favorable for companies and for concrete target programs.

- Reception by the Company of incomes and accordingly the profit on investment purposes due to the proceeds received for technological connection to electric networks of JSC "Rostovenergo".

◆ Increasing in share of extra incomes and, accordingly, profit due to development of profitable kinds of business.

Continuation of interaction with Administration of the Rostov Region on maintenance of forward development RNC JSC "Rostovenergo" for the period of 2006-2010.



- In 2006, actions on the termination of participation of JSC "Rostovenergo" in not profile kinds of activity will be continued according to the Register of not profile actives of JSC "Rostovenergo", authorized on Board of Directors of JSC "Rostovenergo" 30.12.2004, the report # 12 and additions ## 1-6 to it.

Thus, the most important task is a sale of the affiliated companies founded on the basis of branches auxiliaries (JSC "Auxiliary Sokolovskoe", JSC "Auxiliary Markinskoe", JSC "Auxiliary called for A. A. Grechko"), and health resorts - JSC "Base of rest "Emergetik".

In connection with the decision of Board of Directors of RJSC "UES of Russia" (the report # 209 of 25.11.05), "about renewal" of process of decrease affiliation of repair - service companies (RSC), among the important problems remains also performance of all actions and

corporate procedures on sale of share 100 % holdings of the affiliated repair - service companies of JSC "Rostovenergo": JSC "ERE Rostovskoe", JSC "Rostovenergospetsremont", JSC "Rostovenergonaladka".

In accounting year, no issues of shares of the Company were carried out.

With a view of increase of appeal of shares of the Company for the Russian and foreign investors, development of realization of program ADR, improvement of information supply of participants of RTS and the Moscow Interbank Stock Exchange, organization of a branch of JSC "CMD" in Rostov-on-Don are planned.

Before the Company there is a task on performance of the strategic actions directed on maintenance of complex reliability of the power supply system due to realization of the program of development for 15-20 years, strengthening of a role of large consumers in maintenance of reliability of work of the power supply system, introduction of the best experience into the organization of industrial activity, management of the personnel and introductions of systems for quality control.

Within the framework of corporate management, before the Company there is a task of continuation of perfection of the mechanism of interaction of shareholders of the Company both in operative management, and in development of strategic decisions that should promote increase of investment appeal of the Company and growth of incomes of shareholders.

JSC "Rostovenergo"

344002, Rostov-on-Don, Bolshaya Sadovaya street, 49

Ph. (863) 2-385-359

http://www.rosten.ru E-mail: ao@rosten.elektra.ru

The chief of the press-service

Novikov Vladimir Vasiljevich (8632) 386-389

Department of securities and the capital managements:

Ph. (8632) 385-108, fax (8632) 385-366

Bank essential elements:

ИНН 6164102637 КПП 616401001

р/с 40702810400000006698

В JSC CB "Tsentr-Invest", Rostov-on-Don

БИК 046015762 Correspond account 30101810100000000762

ОКОНХ 11100, 19900 ОКПО 00104024

СООГУ 01014 СОАТО 1160401372

Auditor JSC "BDO Unikon"

Moscow, the Varshavskoe highway, 125

Ph. (495) 797-56-65, fax: (495) 319-59-09

The license # E000547 of 25.06.2002; valid till June, 24 2007.

It is authorized on AGMS on 31.05.2005.

Registry holder

JSC "Central Moscow Depositary"

105082, Moscow, Bolshaya Pochtovaya street, 34 building 8

Ph. (495) 221-13-35, fax (495) 221-13-33.

Independent appraisers of the Company

1. Institute of the property estimation and financial activity, Ltd.
2. Lair, Ltd - Consulting firm.
3. JSC "Central financial - estimating company".
4. "ACF "Топ-audit", Ltd.

Deputy Director General
JSC "Rostovenergo" L. B. Vershinin
Chief Accountant
JSC "Rostovenergo" L. N. Larkova

Appendixes

Accounting materials (forms) to the annual report of JSC "Rostovenergo" by results of work for 2005.

Appendix 1	The chronicle of transactions accomplished by the Company for 2005.
Appendix 2	- Accounting balance of the Company for the accounting period (Form #1)
Appendix 3	- Report on profits and losses of the Company for the accounting period (Form #2)
Appendix 4	- Explanatory to accounting balance and the report on profits and losses: - The report on change of the capital (Form #3) - The report on movement of money resources (Form #4) - The appendix to accounting balance (Form #5) - The information on changes of clauses of balance
Appendix 5	- The information on the persons included to controls of the emitter (new structure)
Appendix 6	- The information on the persons included to controls of the emitter (old structure)
Appendix 7	Data on observance of the code of corporate behavior FSFR of Russia
Appendix 8	Affiliated persons, including AJSC as of 31.12.05
Appendix 9	Conclusion of the auditor of the Company

THE CHRONICLE OF THE TRANSACTIONS ACCOMPLISHED BY THE COMPANY FOR 2005

ABOUT ACCOMPLISHED BY THE COMPANY IN ACCOUNTING YEAR TRANSACTIONS IN WHICH FULFILMENT THERE IS AN INTEREST;

Within accounting 2005, JSC "Rostovenergo" made ten transactions, in which fulfillments according to point 81 article XI Federal Law "About joint-stock companies" there was interest. All transactions were approved by Board of Directors of JSC "Rostovenergo". The member of Board of Directors of the Company did not take part in voting on questions of the conclusion of the specified transactions - Director General Kushnarev F.A. (according to point 3 article XI Federal Law "About joint-stock companies").

The chronicle of transactions with interest:

1. **Board of Directors of 23.06.05, the Report # 1:**

About approval of the contract charged rendering of consulting and information services on perfection of the control system, concluded between the Company and JSC "IRNC of the Center and the Northern Caucasus", being the transaction in which fulfillment there is an interest.

Subject of the contract: the Executor renders to the Customer consulting and information services on perfection of his control system, and the Customer stage by stage receives and pays the given services according to treaty provisions.

The price of the contract makes 34079580 (Thirty four million seventy nine thousand five hundred eighty) rubles 00 copecks, including the VAT - 5198580 (Five millions hundred ninety eight thousand five hundred eighty) rubles 00 copecks.

Validity of the contract: from the moment of approval of the transaction by Board of Directors of the Customer on December, 31, 2005.

According to point 1 of an article 83 Federal Law "About joint-stock companies" the transaction between JSC "Rostovenergo" and JSC "IRNC of the Center and the Northern Caucasus" admits as the transaction in which fulfillment there is an interest for JSC "Rostovenergo":

- The shareholder of the Company – RJSC "UES of Russia", owning more than 20 % of voting shares of the parties in the transaction.

The member of Board of Directors of the Company does not take part in voting on the given question the Director General of the Company Kushnaryov F.A. recognized according to item 3 of an article 83 Federal Law "About joint-stock companies" to be a dependent director.

2. Board of Directors on 17.11.05, the Report #7:

About approval of the contract of the assignment concluded between the Company and JSC "Insurance Broker "Energozaschita", being the transaction in which fulfillment there is an interest.

Subject of the contract: The Principal charges and the Attorney incurs the obligation to make on behalf of the Principal the following actions:

- To develop the Program of insurance protection of property interests of the Principal, for what: to carry out an estimation of risk circumstances, preparation of offers on volume of insurance covering;

- To develop the competitive documentation for carrying out of competition;

- To organize and carry out competition on selection of the insurance organization.

The price of the contract: For performance of the assignments connected to the organization and carrying out of competition and support of the contract of insurance the rate of commission of the Attorney makes 50000 (Fifty thousand) rubles including the VAT under the rate of 18 % - 7627 (Seven thousand six hundred twenty seven) rubles of 12 kopecks.

Term of the contract: the Contract inures from the moment of signing by the Parties and operates before full execution of obligations by the Parties.

The shareholder of the Company – RJSC "UES of Russia" is interested.

3. Board of Directors on 17.11.05, the Report # 7:

About approval of the transaction of sale and purchase of securities made with JSC "Auxiliary Markinskoe" in which fulfillment there is an interest.

Subject of the contract: the Seller transfers to the possession of the Buyer, and the Buyer accepts the bill of JSC "Auxiliary Markinskoe" and makes calculations with the Seller according to the contract.

The seller transfers to the possession of the Buyer the bill with the following essential elements:

Number	The emitter	Face value	Price	Date of drawing up	Date of repayment
0001	JSC "Auxiliary Markinskoe"	586574.17	586574.17	10.01.2005	After presentation
	Total:	586574.17	586574.17		

Transfer of the bill proves to be true by properly made out acceptance report of transfer.

Transfer of the bill is carried out on January, 10, 2005.

The price of the contract: 586574 (five hundred eighty six thousand five hundred seventy four) ruble 17 copecks.

Validity of the contract: the contract inures from the date of its signing by both parties and operates before final settlement of all calculations on it or before its cancellation in conformity with item 3.2 of the contract.

According to item 1 of the point 83 FL "About joint-stock companies" the transaction between JSC "Rostovenergo" and JSC "Auxiliary Markinskoe" admits as the transaction in which fulfillment there is an interest of the following persons for JSC "Rostovenergo":

- The shareholder of the Company – RJSC "UES of Russia" as its affiliated persons of JSC "Rostovenergo" and JSC "Auxiliary Markinskoe" are the parties in the transaction;

- A member of the Board of JSC "Rostovenergo" Fedorov N. V. being simultaneously a member of Board of Directors of JSC "Auxiliary Markinskoe".

4. Board of Directors on 17.11.05, the Report # 7:

About approval of the transaction of sale and purchase of securities made with JSC "Auxiliary Sokolovskoe" in which fulfillment interest is present.

Subject of the contract: the Seller transfers to the possession of the Buyer, and the Buyer accepts the bill of **JSC "Auxiliary Sokolovskoe"** and makes calculations with the Seller according to treaty provisions.

The seller transfers to the possession of the Buyer the bill with the following essential elements

Number	The emitter	Face value	Price	Date of drawing up	Date of repayment
0001	JSC "Auxiliary Sokolovskoe"	43 000 000.00	43 000 000.00	10.01.2005	After presentation
	Total:	43 000 000.00	43 000 000.00		

Transfer of the bill proves to be true by properly made out acceptance report of transfer.

Transfer of the bill is carried out on January, 10, 2005.

The price of the contract: the Buyer undertakes to accept the above-stated bill and to make calculations by transfer of money resources to the settlement account of the Seller in the sum of 43000000 (Forty three million) rubles under the specified essential elements in time not later on March, 01 2005.

Validity of the contract: the contract inures from the date of its signing by both parties and operates before final settlement of all calculations on it or before its cancellation in conformity with item 3.2 of the contract.

According to item 1 of the point 83 FL "About joint-stock companies" the transaction between JSC "Rostovenergo" and JSC "Auxiliary Sokolovskoe" admits as the transaction in which fulfillment there is an interest of the following persons for JSC "Rostovenergo":

- - *The shareholder of the Company – RJSC "UES of Russia" as its affiliated persons of JSC "Rostovenergo" and JSC "Auxiliary Sokolovskoe" are the parties in the transaction*;

- Members of Board of JSC "Rostovenergo" Fedorov N. V., Zdorovets V. V. who simultaneously are members of Board of Directors of *JSC "Auxiliary Sokolovskoe"*.

5. Board of Directors on 17.11.05, the Report # 7:

About approval of the transaction of transfer the rights of the requirement to JSC "Donbassvodosnabzhenie" made with JSC "Auxiliary Markinskoe" in which fulfillment there is an interest.

A subject of the contract: Being guided articles 382-390 of the Civil Code of the Russian Federation the Creditor concedes to the New creditor the right of the requirement to JSC "Donbassvodosnabzhenie" called further "Debtor", arisen on the basis of the contract of power supply # 1818 of 03.01.2001 and decisions AC RR # A 53-2570/2003-C2-8, for the period since August 2003 in the sum of 586574 (five hundred eighty six thousand five hundred seventy four) ruble 17 copecks.

The right of the Creditor's requirement to the Debtor passes to the New creditor in that volume and on those conditions which existed by the moment of transition of the rights. In particular, to the New creditor the rights providing execution of the obligation pass and also other rights connected to the right of requirement.

The price of the contract: 586574 (five hundred eighty six thousand five hundred seventy four) ruble 17 copecks.

Validity of the contract: the contract inures from the date of its signing by both parties and operates before full performance by the parties of all obligations on it.

According to item 1 of the point 83 FL "About joint-stock companies" the transaction

between JSC "Rostovenergo" and JSC "Auxiliary Markinskoe" admits as the transaction in which fulfillment there is an interest of the following persons for JSC "Rostovenergo":

- The shareholder of the Company – RJSC "UES of Russia" as its affiliated persons of JSC "Rostovenergo" and JSC "Auxiliary Markinskoe" are the parties in the transaction;

- A member of Board of JSC "Rostovenergo" Fedorov N. V. being simultaneously a member of Board of Directors of JSC "Auxiliary Markinskoe".

6. Board of Directors on 17.11.05, the Report # 7:

About approval of the transaction of transfer the rights of the requirement to JSC "Donbassvodosnabzhenie" made with JSC "Auxiliary Sokolovskoe" in which fulfillment there is an interest.

Subject of the contract: Being guided articles 382-390 of the Civil Code of the Russian Federation the Creditor concedes to the New creditor the right of the requirement to JSC "Donbassvodosnabzhenie" called further "Debtor", arisen on the basis of the contract of power supply # 1818 of 03.01.2001 and decisions AC RR # A 53-2570/2003-C2-8, for the period since November 2003 till December 2002 in the sum of 43000000 (Forty three million) roubles.

The right of the Creditor's requirement to the Debtor passes to the New creditor in that volume and on those conditions which existed by the moment of transition of the rights. In particular, to the New creditor the rights providing execution of the obligation pass and also other rights connected to the right of requirement.

The price of the contract: 43000000 (Forty three million) roubles.

Validity of the contract: the contract inures from the date of its signing by both parties and operates before full performance by the parties of all obligations on it.

According to item 1 of the point 83 FL "About joint-stock companies" the transaction between JSC "Rostovenergo" and JSC "Auxiliary Sokolovskoe" admits as the transaction in which fulfillment there is an interest of the following persons for JSC "Rostovenergo":

- The shareholder of the Company – RJSC "UES of Russia" as its affiliated persons of JSC "Rostovenergo" and JSC "Auxiliary *Sokolovskoe*" are the parties in the transaction;

- Members of Board of JSC "Rostovenergo" Fedorov N. V., Zdorovets V. V. who simultaneously are members of Board of Directors of *JSC "Auxiliary Sokolovskoe"*

7. Board of Directors on 17.11.05, the Report # 7:

About approval of the transaction about carrying out of calculation made with JSC "Auxiliary Markinskoe" in which fulfillment there is an interest.

Subject of the contract: On account of execution of obligations on repayment of the presented bill "Drawer" concedes "Bill - buyer" the right of the requirement of the debts, arisen at "Drawer" to JSC "Donbassvodosnabzhenie" called further "Debtor" in sum of 586574 (five hundred eighty six thousand five hundred seventy four) ruble 17 copecks.

The right of requirement to the Debtor passes to "Bill - buyer" from the moment of signing the true contract in that volume and on those conditions which existed by the moment of transition of the rights. In particular, to "Bill - buyer" the rights providing execution of the obligation pass, and also other right connected to the right of the requirements.

The price of the contract: 586574 (five hundred eighty six thousand five hundred seventy four) rouble 17 copecks.

Validity of the contract: the contract inures from the date of its signing by both parties and operates before full performance by the parties of all obligations on it.

According to item 1 of the point 83 FL "About joint-stock companies" the transaction

between JSC "Rostovenergo" and JSC "Auxiliary Markinskoe" admits as the transaction in which fulfillment there is an interest of the following persons for JSC "Rostovenergo":

- The shareholder of the Company – RJSC "UES of Russia" as its affiliated persons of JSC "Rostovenergo" and JSC "Auxiliary Markinskoe" are the parties in the transaction;

- A member of Board of JSC "Rostovenergo" Fedorov N. V. being simultaneously a member of Board of Directors of JSC "Auxiliary Markinskoe".

8. Board of Directors on 17.11.05, the Report # 7:

About approval of the transaction about carrying out of calculation made with JSC "Auxiliary Sokolovskoe" in which fulfillment there is an interest.

Subject of the contract: On account of execution of obligations on repayment of the presented bill "Drawer" concedes "Bill - buyer" the right of the requirement of the debts, arisen at "Drawer" to JSC "Donbassvodosnabzhenie" called further "Debtor" in sum of 43000000 (Forty three million) roubles.

The right of requirement to the Debtor passes to "Bill - buyer" from the moment of signing the true contract in that volume and on those conditions which existed by the moment of transition of the rights. In particular, to "Bill - buyer" the rights providing execution of the obligation pass, and also other right connected to the right of the requirements.

The price of the contract: 43000000 (Forty three million) roubles.

Validity of the contract: the contract inures from the date of its signing by both parties and operates before full performance by the parties of all obligations on it.

According to item 1 of the point 83 FL "About joint-stock companies" the transaction between JSC "Rostovenergo" and JSC "Auxiliary Sokolovskoe" admits as the transaction in which fulfillment there is an interest of the following persons for JSC "Rostovenergo":

- The shareholder of the Company – RJSC "UES of Russia" as its affiliated persons of JSC "Rostovenergo" and JSC "Auxiliary Sokolovskoe" are the parties in the transaction;

- A member of Board of JSC "Rostovenergo" Fedorov N. V., Zdorovets V. V. being simultaneously members of Board of Directors of JSC "Auxiliary Sokolovskoe".

9. Board of Directors on 17.11.05, the Report # 7:

About approval of the transaction under the agreement on offset of mutual payments, made with JSC "Auxiliary Markinskoe" in which fulfillment there is an interest.

Subject of the contract: On account of execution of obligations on payment of the bill of JSC "Rostovenergo" reduces debts of JSC "Auxiliary Markinskoe" under the contract of cession # 6843/05 of 10.01.2005 in sum of 586574 (five hundred eighty six thousand five hundred seventy four) ruble 17 copecks.

On account of execution of obligations on payment debts receivable which have arisen on the basis of the contract of cession # 6843 of 10.01.2005 JSC "Auxiliary Markinskoe" reduces debts of JSC "Rostovenergo" for the sum of the bill received under the contract # 6842/05 of 10.01.2005 in sum of 586574 (five hundred eighty six thousand five hundred seventy four) ruble 17 copecks.

The price of the contract: the Nominal price of debts under the agreement on offset of mutual payments from JSC "Auxiliary Markinskoe" in which fulfillment there is an interest, makes 586574 (Five hundred eighty six thousand five hundred seventy four) ruble 14 copecks.

Validity of the contract: the contract inures from the date of its signing by both parties and operates before full performance by the parties of all obligations on it.

According to item 1 of the point 83 FL "About joint-stock companies" the transaction between JSC "Rostovenergo" and JSC "Auxiliary Markinskoe" admits as the transaction in which fulfillment there is an interest of the following persons for JSC "Rostovenergo":

- The shareholder of the Company – RJSC "UES of Russia" as its affiliated persons of JSC "Rostovenergo" and JSC "Auxiliary Markinskoe" are the parties in the transaction;

- A member of Board of JSC "Rostovenergo" Fedorov N. V. being simultaneously a member of Board of Directors of JSC "Auxiliary Markinskoe".

10. Board of Directors on 17.11.05, the Report # 7:

About approval of the transaction under the agreement on offset of mutual payments, made with JSC "Auxiliary Sokolovskoe" in which fulfillment there is an interest.

Subject of the contract: On account of execution of obligations on payment of the bill of JSC "Rostovenergo" reduces debts of JSC "Auxiliary *Sokolovskoe*" under the contract of cession # 6914/05 of 10.01.05 in sum of 43000000 (Forty three million) roubles.

On account of execution of obligations on payment debts receivable which have arisen on the basis of the contract of cession # 6914/05 of 10.01.05 JSC "Auxiliary *Sokolovskoe*" reduces debts of JSC "Rostovenergo" for the sum of the bill received under the contract # 6912/05 of 10.01.05 in sum of 43000000 (Forty three million) roubles.

The price of the contract: the Nominal price of debts under the agreement on offset of mutual payments from JSC "Auxiliary Markinskoe" in which fulfillment there is an interest, makes 43000000 (Forty three million) roubles.

Validity of the contract: the contract inures from the date of its signing by both parties and operates before full performance by the parties of all obligations on it.

According to item 1 of the point 83 FL "About joint-stock companies" the transaction between JSC "Rostovenergo" and JSC "Auxiliary Sokolovskoe" admits as the transaction in which fulfillment there is an interest of the following persons for JSC "Rostovenergo":

- The shareholder of the Company – RJSC "UES of Russia" as its affiliated persons of JSC "Rostovenergo" and JSC "Auxiliary Sokolovskoe" are the parties in the transaction;

- A member of Board of JSC "Rostovenergo" Fedorov N. V., Zdorovets V. V. being simultaneously members of Board of Directors of JSC "Auxiliary Sokolovskoe".

11. Board of Directors on 26.12.05, the Report # 9:

About approval of the additional agreement to the contract # 40200016/6770/05 of 29.06.2005 between JSC "MRNC of the Center and the Northern Caucasus" and JSC "Rostovenergo" on rendering of the consulting and information services, being the transaction in which fulfillment there is an interest.

Subject of the contract: All treaty provisions on rendering of services # 40200016/6770/05 of 29.06.2005, not mentioned by the additional agreement, are not subject to changes and keep the force, the parties confirm on them the obligations.

The additional agreement inures from the moment of signing by the parties, becomes an integral part of the contract on rendering of services # 40200016/6770/05 of 29.06.2005 and operates during all the validity of the specified contract.

Action of the additional agreement is distributed to changes of relations between the parties under the contract # 40200016/6770/05 of 29.06.2005, arisen since 01.11.2005.

The price of the contract makes 34079580.00 rubles, including the VAT at a rate of 18 % - 5198580.00 roubles.

Validity of the contract: from the moment of approval of the transaction by the Board of Directors of the Customer till December, 31 2005.

According to item 1 of the point 83 FL "About joint-stock companies" the transaction between JSC "Rostovenergo" and JSC "MRNC of the Center and the Northern Caucasus" admits as the transaction in which fulfillment there is an interest of the following persons for JSC "Rostovenergo":

- The shareholder of the Company – RJSC "UES of Russia" as its affiliated persons of JSC "Rostovenergo" and JSC "MRNC of the Center and the Northern Caucasus" are the parties in the transaction

The information on an essential fact (event, action), touching financial and economic activity of the emitter

Open joint-stock company

"Rostov joint-stock company of power and electrification"

Conclusion by the emitter of the contract with stock exchange on the basis of which securities listing is carried out

DATA ON THE SECURITIES OF THE EMITTER ADMITTED TO TENDERS BY THE ORGANIZER OF TRADE ON THE SECURITIES MARKET

1. The full company name of the emitter: Open joint-stock company " Rostov joint-stock company of power and electrification"
2. The location of the emitter: the Russian Federation, 344002, Rostov-on-Don, Bolshaya Sadovaya street, 49
3. Given to the emitter by tax bodies identification number of the tax bearer: 6164102637
4. The unique code of the emitter given by recording body: 00125
5. The address of page in the network "Internet" used by the emitter for publication of corresponding information: www.rosten.ru
6. The full company name of the stock exchange which is carrying out listing of securities of the emitter (the organizer of trade including securities of the emitter in the list of securities, admitted to the tenders by the organizer of trade on securities market: JSC "Stock exchange of RTS"
7. Kind, category, type, amount of securities of the emitter included in the list of securities, admitted to the tenders by the organizer of trade on securities market:
Shares ordinary nominal paperless - 3128764676 pieces;
Shares preference nominal paperless type A - 925737256 piece.
8. Date of the conclusion and number of the contract on the basis of which the stock exchange carries out inclusion in the list of the securities admitted to the tenders by the organizer of trade on securities market:
6021/04/047/Л of 17.12.2004.

Director General
JSC "Rostovenergo" F.A. Kushnarev

Date: on January, 13, 2005.

The information on an essential fact (event, action), touching financial and economic activity of the emitter

1. The full company name of the emitter: Open joint-stock company " Rostov joint-stock company of power and electrification"
2. The location of the emitter: the Russian Federation, 344002, Rostov-on-Don, Bolshaya Sadovaya street, 49
3. Given to the emitter by tax bodies identification number of the tax bearer: 6164102637
4. The unique code of the emitter given by recording body: 00125-A
5. Code of the essential fact: 01
6. The address of page in the network "Internet" used by the emitter for publication of corresponding information on essential fact: www.rosten.ru
7. The name of the periodic printed edition used by the emitter for publishing of messages on essential facts:
The appendix to the Bulletin of Federal Commission on Securities.
8. A way of reorganization:
Reorganization of JSC "Rostovenergo" in the form of allocation of new companies.
9. The authorized body which has accepted the decision, being the basis for reorganization, and date of its acceptance:
Extraordinary correspondence meeting of shareholders of JSC "Rostovenergo" the report without number of 07.07.04.
10. The full and reduced company names of each reorganized legal person, its location:
Open joint-stock company " Rostov joint-stock company of power and electrification" (JSC "Rostovenergo").
the Russian Federation, 344002, Rostov-on-Don, Bolshaya Sadovaya street, 49
11. The full and reduced company names of each legal person who created or have stopped the activity as a result of reorganization, its location:

- Open joint-stock company "Rostov generating compan " (JSC "RGC")
  344010, Rostov-on-Don, Krasnoarmeysjaya street, 192.
- Open joint-stock company "Managing Company Rostovenergo"
  (JSC " Managing Company Rostovenergo ")
  344002, Rostov-on-Don, Bolshaya Sadovaya street, 49
- Open joint-stock company "Power Sale Rostovenergo"
  (JSC "Power Sale Rostovenergo")

344010, Rostov-on-Don, Vtoraya Krasnodarskaya street, 147 A.

12. Share of JSC "Rostovenergo" **in the chapter capital of the commercial organization created as a result of reorganization, for date of reorganization:**

Share of JSC "Rostovenergo" **in the chapter capital** of the allocated company are not present.

13. Date of reorganization:

Date of the state registration of legal persons - 11.01.05

Date of entering USRLP - 11.01.05

Director General
JSC "Rostovenergo" F.A. Kushnarev

On January, 28, 2005.

The information on an essential fact (event, action), touching financial and economic activity of the emitter

1. The full company name of the emitter: Open joint-stock company " Rostov joint-stock company of power and electrification"
2. The location of the emitter: the Russian Federation, 344002, Rostov-on-Don, Bolshaya Sadovaya street, 49
3. Given to the emitter by tax bodies identification number of the tax bearer: 6164102637
4. The unique code of the emitter given by recording body: 00125-A
5. Code of the essential fact: 01
6. The address of page in the network "Internet" used by the emitter for publication of corresponding information on essential fact: www.rosten.ru
7. The name of the periodic printed edition used by the emitter for publishing of messages on essential facts:
The appendix to the Bulletin of Federal Commission on Securities.

8.2. Data on the state registration of release (additional release) securities:

JSC "Rostov Generating company"

Kind, category (type), series and other identification attributes of securities: **Shares ordinary nominal paperless, shares preference nominal paperless,**

Quantity of placed securities and face-value of each valuable paper: Shares ordinary – issue N 1-01-50096-A , **Date of the *state registration*** *10.03.05*,

Shares preference – issue N 2-01-50096-A , Date of the state registration 10.03.05,

Volume of release (additional release) securities on a face-value – **4987037376.36 RUR,**

Way of accommodation of securities, and in case of accommodation of securities by means of the closed subscription - also a circle of potential purchasers of securities - **Distribution of shares of the joint-stock company created at allocation among shareholders of the joint-stock company reorganized by such allocation,**

The fact of registration (absence of registration) prospectus of securities simultaneously with the state registration of release (additional release) these securities - **the Prospectus of issue of securities was not registered,**

Date of the state registration of release (additional release) securities, the name of recording body, state registration number of release (additional release) securities - **Release of securities is registered by Federal service on the financial markets (FSFM of Russia), 10.03.05,**

Term of accommodation of securities or the order of its definition (the date started of accommodation of securities thus can be not specified) – **11.01.05,**

The price of accommodation of securities or the order of its definition (in case if according to the established order of definition of the price of accommodation of securities such price is determined by Board of Directors (supervisory council) or other authorized body of the emitter, the price of accommodation of securities can be not specified) - **the Price of accommodation was not determined.**

JSC "Managing Company Rostovenergo"

Kind, category (type), series and other identification attributes of securities: **Shares ordinary nominal paperless, shares preference nominal paperless,**

Quantity of placed securities and face-value of each valuable paper: Shares ordinary – issue **N 1-01-50097-A , Date of the state registration 10.03.05,**

Shares preference – issue N 2-01-50097-A , Date of the state registration 10.03.05,

Volume of release (additional release) securities on a face-value – **162180.07 RUR,**

Way of accommodation of securities, and in case of accommodation of securities by means of the closed subscription - also a circle of potential purchasers of securities - **Distribution of shares of the joint-stock company created at allocation among shareholders of the joint-stock company reorganized by such allocation,**

The fact of registration (absence of registration) prospectus of securities simultaneously with the state registration of release (additional release) these securities - **the Prospectus of issue of securities was not registered,**

Date of the state registration of release (additional release) securities, the name of recording body, state registration number of release (additional release) securities - **Release of securities is registered by Federal service on the financial markets (FSFM of Russia), 10.03.05,**

Term of accommodation of securities or the order of its definition (the date started of accommodation of securities thus can be not specified) – **11.01.05,**

The price of accommodation of securities or the order of its definition (in case if according to the established order of definition of the price of accommodation of securities such price is determined by Board of Directors (supervisory council) or other authorized body of the emitter, the price of accommodation of securities can be not specified) - **the Price of accommodation was not determined**

JSC "Power Sale Rostovenergo"

Kind, category (type), series and other identification attributes of securities: **Shares ordinary nominal paperless, shares preference nominal paperless,**

Quantity of placed securities and face-value of each valuable paper: Shares ordinary – issue **N 1-01-50095-A , Date of the state registration 10.03.05,**

Shares preference – issue **N 2-01-50095-A , Date of the state registration 10.03.05,**

Volume of release (additional release) securities on a face-value – **81090038.64 RUR,**

Way of accommodation of securities, and in case of accommodation of securities by means of the closed subscription - also a circle of potential purchasers of securities - **Distribution of shares of the joint-stock company created at allocation among shareholders of the joint-stock company reorganized by such allocation,**

The fact of registration (absence of registration) prospectus of securities simultaneously with the state registration of release (additional release) these securities - **the Prospectus of issue of securities was not registered,**

Date of the state registration of release (additional release) securities, the name of recording body, state registration number of release (additional release) securities - **Release of securities is registered by Federal service on the financial markets (FSFM of Russia),, 10.03.05,**

Term of accommodation of securities or the order of its definition (the date started of accommodation of securities thus can be not specified) – **11.01.05,**

The price of accommodation of securities or the order of its definition (in case if according to the established order of definition of the price of accommodation of securities such price is determined by Board of Directors (supervisory council) or other authorized body of the emitter, the price of accommodation of securities can be not specified) - **the Price of accommodation was not determined**

8.4. Data on the state registration of the report on results of release of securities

JSC "Rostov Generating Company"

Kind, category (type), series and other identification attributes of securities: **Shares ordinary nominal paperless, shares preference nominal paperless,**

Quantity of placed securities and face-value of each valuable paper: Shares ordinary – issue N 1-01-50096-A , **Date of the state registration** 10.03.05,

Shares preference – issue N 2-01-50096-A , Date of the state registration 10.03.05,

The name of the recording body which has carried out the state registration of release (additional release) securities - **Release of securities is registered by Federal service on the financial markets (FSFM of Russia),**

Quantity of the placed securities and face-value of each valuable paper

Shares ordinary, face-value 1.23 RUR, - 3128764676 pieces,

Shares preference, face-value 1.23 RUR, - 925737256 pieces,

Share of actually placed securities - **100 %,**

Volume of release (additional release) securities on a face-value – **4987037376.36 rubles,**

Way of accommodation of securities - **Distribution of shares of the joint-stock company created at allocation among shareholders of the joint-stock company reorganized by such allocation**

Actual dates started and termination of accommodation of securities - **11.01.05**

The fact of registration (absence of registration) prospectus of securities simultaneously with the state registration of release (additional release) these securities - **the Prospectus of issue of securities was not registered**

Date of the state registration of the report on results of release (additional release) of securities **- 10.03.05,**

The name of the recording body which has carried out the state registration of the report on results of release (additional release) securities - **the Report on results of release of securities is registered by Federal service on the financial markets (FSFM of Russia)**

JSC "Managing Company Rostovenergo"

Kind, category (type), series and other identification attributes of securities: **Shares ordinary nominal paperless, shares preference nominal paperless,**

Quantity of placed securities and face-value of each valuable paper: Shares ordinary – issue **N 1-01-50097-A , Date of the state registration 10.03.05,**
Shares preference – issue N 2-01-50097-A , Date of the state registration 10.03.05,
The name of the recording body which has carried out the state registration of release (additional release) securities - **Release of securities is registered by Federal service on the financial markets (FSFM of Russia),**
Quantity of the placed securities and face-value of each valuable paper -
Shares ordinary, face-value 0.00004 RUR, – 3128764676 pieces,
Shares preference, face-value 0.00004 RUR, – 925737256 pieces,
Share of actually placed securities - **100 %,**
Volume of release (additional release) securities on a face-value - **162180.07 RUR,**
Way of accommodation of securities - **Distribution of shares of the joint-stock company created at allocation among shareholders of the joint-stock company reorganized by such allocation,**
Actual dates started and termination of accommodation of securities - **11.01.05**
The fact of registration (absence of registration) prospectus of securities simultaneously with the state registration of release (additional release) these securities - **the Prospectus of issue of securities was not registered**
Date of the state registration of the report on results of release (additional release) of securities
- 10.03.05,
The name of the recording body which has carried out the state registration of the report on results of release (additional release) securities - **the Report on results of release of securities is registered by Federal service on the financial markets (FSFM of Russia)**

JSC "Power Sale Rostovenergo"
Kind, category (type), series and other identification attributes of securities: **Shares ordinary nominal paperless, shares preference nominal paperless,**
Quantity of placed securities and face-value of each valuable paper: Shares ordinary – issue **N 1-01-50095-A , Date of the state registration 10.03.05,**
Shares preference – issue **N 2-01-50095-A , Date of the state registration 10.03.05,**
The name of the recording body which has carried out the state registration of release (additional release) securities - **Release of securities is registered by Federal service on the financial markets (FSFM of Russia),**
Quantity of the placed securities and face-value of each valuable paper -
Shares ordinary, face-value 0.02 RUR, – 3128764676 pieces,
Shares preference, face-value 0.02 RUR, – 925737256 pieces,
Share of actually placed securities – **100%,**
Volume of release (additional release) securities on a face-value **- 81090038.64 RUR,**
Way of accommodation of securities - **Distribution of shares of the joint-stock company created at allocation among shareholders of the joint-stock company reorganized by such allocation,**
Actual dates started and termination of accommodation of securities - **11.01.05**
The fact of registration (absence of registration) prospectus of securities simultaneously with the state registration of release (additional release) these securities - **the Prospectus of issue of securities was not registered**
Date of the state registration of the report on results of release (additional release) of securities
- 10.03.05,
The name of the recording body which has carried out the state registration of the report on results of release (additional release) securities - **the Report on results of release of securities is registered by Federal service on the financial markets (FSFM of Russia)**

Deputy Director General
JSC "Rostovenergo" *L. B. Vershinin*

On March, 15, 2005.

The information on an essential fact (event, action), touching financial and economic activity of the emitter

1. **The full company name of the emitter:** Open joint-stock company " Rostov joint-stock company of power and electrification"
2. **The location of the emitter:** the Russian Federation, 344002, Rostov-on-Don, Bolshaya Sadovaya street, 49
3. **Given to the emitter by tax bodies identification number of the tax bearer:** 6164102637
4. **The unique code of the emitter given by recording body:** 00125-A
5. **Code of the essential fact: 01**

6. **The address of page in the network "Internet" used by the emitter for publication of corresponding information on essential fact:** www.rosten.ru

7. **The name of the periodic printed edition used by the emitter for publishing of messages on essential facts:**
The appendix to the Bulletin of Federal Commission on Securities.

8. **Kind, category (type), series and other identification attributes of securities:**
Kind: ***Shares of nominal paperless 1st release***
Category: ***ordinary***
Face-value of one valuable paper of release: ***1 RUR***
Quantity of securities of release: ***3 128 764 676***
Registration number: ***1-01-00125-A***

Kind: ***Shares of nominal paperless 1st release***
Category: ***preference type A***
Face-value of one valuable paper of release: ***1 RUR***
Quantity of securities of release: ***925 737 256***
Registration number: 2***-01-00125-A***

9. **The purpose for which the list of owners of nominal securities is made:**
The list of owners of nominal securities is made for participation of owners of voting shares in extraordinary General Meeting of shareholders of JSC "Rostovenergo"

10. **Date on which the list of owners of nominal securities is made:**
Date on which the list of owners of nominal securities is made is determined on **March, 14, 2005.**

11. **Date of drawing up of the report of session of the authorized controls of the emitter on which the decision on date of drawing up of the list of owners of nominal securities of the emitter is accepted:**
On March, 14, 2005, Report N 18.

Director General
JSC "Rostovenergo" *F. A. Kushnarev*

On March, 17, 2005.

Information on an essential fact
"Data on decisions of General Meetings"

1. **The full company name of the emitter:** Open joint-stock company " Rostov joint-stock company of power and electrification"
2. **The location of the emitter:** the Russian Federation, 344002, Rostov-on-Don, Bolshaya Sadovaya street, 49
3. **Given to the emitter by tax bodies identification number of the tax bearer:** 6164102637
4. **The unique code of the emitter given by recording body:** 00125-A
5. **Code of the essential fact: 10**
6. **The address of page in the network "Internet" used by the emitter for publication of corresponding information on essential fact:** www.rosten.ru
7. **The name of the periodic printed edition used by the emitter for publishing of messages on essential facts:**
The appendix to the Bulletin of Federal Commission on Securities.
8. **Kind of General Meeting:**
Extraordinary.
9. **The form of carrying out of General Meeting:**
Correspondence voting.
10. **Date of carrying out of extraordinary General Meeting:**
On April, 06, 2005.
11. **Quorum of general meeting:**
Poll which on the given question the persons possessed included in the list of persons, having the right on participation in General Meeting - **3125735688,**
Poll which on the given question persons – owners of placed shares possessed having a vote at meeting - **3128764676,**
Poll which on the given question the persons possessed who have taken part in assembly - **2807807955,**
The quorum on the given question is present - **89.7417.**
12. **The question put on voting, and results of voting on the given question:**

About the statement of the Charter of JSC "Rostovenergo" in a new wording.

On question N 1 the decision is accepted: the Charter of JSC "Rostovenergo" in a new wording to count not accepted.

Variants of voting	Poll	% From taken part in voting
FOR	**3480786**	**0.1240**
AGAINST	0	0.0000
ABSTAIN	2804089953	99.8676

Poll in bulletins which are recognized void	237216

Director General
JSC "Rostovenergo" *F. A. Kushnarev*

On April, 15, 2005.

Information on an essential fact
"Data on decisions of General Meetings"

1. General Data	
1.1. The full company name of the emitter (for the noncommercial organization - the name)	***Open joint-stock company " Rostov joint-stock company of power and electrification".***
1.2. The reduced company name of the emitter	***Open Society "Rostovenergo".***
1.3. The location of the emitter	the Russian Federation, 344002, Rostov-on-Don, Bolshaya Sadovaya street, 49
1.4. USRN the emitter	***1026103296240***
1.5. INN of the emitter	***6164102637***
1.6. The unique code of the emitter given by recording body	***00125***
1.7. The address of page in the network "Internet" used by the emitter for disclosing of the information	www.rosten.ru <http: // www.rao-ees.ru/rosten>
1.8. The name of the periodic printed edition (editions) used by the emitter for publication of the information	***The appendix to Bulletin of FSFM.***

1.9. Code (codes) of an essential fact (facts)	***10, 06***

2. Contents of the message

2.1. Kind of general meeting (annual, extraordinary). ***Annual***
2.2. The form of carrying out of general meeting. ***Assembly***
2.3. Date and place of carrying out of general meeting. ***On May, 31, 2005, Rostov-on-Don, Semashko avenue, 48, premise of recreation center "Energetik"***
2.3. Quorum of general meeting

Poll which on the given question the persons possessed included in the list of persons, having the right on participation in General Meeting	**3 127 890 080**
Poll which on the given question persons – owners of placed shares possessed having a vote at meeting	**3 128 764 676**
Poll which on the given question the persons possessed who have taken part in assembly	**2 778 006 896**
Quorum (%)	**88.7893**

2.4. The questions put on voting, and results of voting on them.

1. About the statement of the annual report, the annual accounting reporting, including the report on profits and losses of the Company, and also on distribution of the profit (including about payment of dividends) and losses of the Company by results of 2004;

Results of voting:

Variants of voting	Poll	% From taken part in voting
FOR	**2 775 836 566**	**99,9219**
AGAINST	**1 100 352**	**0,0396**
ABSTAIN	**140 180**	**0,0050**

Poll in bulletins which are recognized void	**910 170**

2. About election of members of Board of Directors of the Company;

Results of voting:

№ п/п	Name of nominee	Poll	% *
FOR, distribution of voices on candidates:			
1	**Glushchenko Alexey Dmitrievich**	**3 442 221 904**	**12.3910**
2	**Tuzhilin Alexey Eljevich**	**3 442 221 304**	**12.3910**
3	**Kushnarev Feodor Andreevich**	**2 669 062 799**	**9.6078**
4	**Obukhov Pavel Andreevich**	**2 602 492 361**	**9.3682**
5	**Kolesnikov Anton Sergeevich**	**2 602 111 741**	**9.3668**
6	**Akhanov Dmitry Sergeevich**	**2 601 798 161**	**9.3657**
7	**Burnashev Dmitry Aleksandrovich**	**2 601 730 761**	**9.3655**
8	**Yeremeyev Maxim Aleksandrovich**	**2 601 693 665**	**9.3653**
9	**Kharchilava Khvicha Pataevich**	**2 601 659 609**	**9.3652**
10	**Nepsha Valery Vasiljevich**	**2 601 654 409**	**9.3652**
11	Pustovalova Ekaterina Jurjevna	2 157 802	0.0078
12	Leontjev Andrey Georgievich	766 914	0.0028
13	Hern David	105 093	0.0004
14	Golubev Igor Mihajlovich	71 130	0.0003
15	Abramov Andrey Jurjevich	70 730	0.0003
16	Chikurov Sergey Vitaljevich	55 602	0.0002
17	Smolnikov Alexander Sergeevich	52 802	0.0002
18	Gusev Andrey Leonidovich	51 602	0.0002
19	Smelov Edward Jurjevich	51 202	0.0002
20	Gabdushev Marat Zhamangaraevich	50 902	0.0002
21	Kondrykinskaja Elena Anatoljevna	50 602	0.0002
22	Ponomarev Ilya Vjacheslavovich	50 402	0.0002
23	Vasiljev Victor Dmitrievich	36 974	0.0001
24	Jaroshevich Vladislav Anatoljevich	36 374	0.0001
25	Azovtsev Michael Viktorovich	36 274	0.0001
26	Tchernyshev Natalia Vladimirovna	32 274	0.0001
27	Slobodin Michael Jurjevich	31 674	0.0001
AGAINST all candidates		**80**	**0,0000**
ABSTAIN on all candidates		**368 000**	**0,0013**

* - From taken part in voting

3. About election of members of the Revision Committee (Auditor) of the Company;

Results of voting

№ п/п	Name of nominee	FOR		AGAINST	ASBSTAIN	VOID
		POLL	Persent*	Poll	Poll	Poll
1	**Kuzmina Olga Borisovna**	**2 771 331 691**	**99.7695**	**466 172**	**1 448 540**	**4 467 628**
2	**Kuznetsova Galina Ivanovna**	**2 085 229 665**	**75.0695**	**318 708**	**688 882 782**	**3 282 876**
3	**Sidorov Sergey Borisovich**	**2 084 816 369**	**75.0546**	**371 056**	**688 946 934**	**3 579 672**
4	**Kirichuk Vladimir Vasiljevich**	**2 083 316 869**	**75.0006**	**491 880**	**688 978 466**	**4 926 816**
5	**Baitov Anatoly Valerjevich**	**2 083 282 927**	**74.9994**	**492 092**	**688 922 034**	**5 016 978**
6	Kitsaj Marina Mihajlovna	2 317 280	0.0834	546 096	689 246 454	2 085 604 201
7	Block Andrey Jurjevich	2 148 944	0.0774	405 540	689 637 846	2 085 521 701
8	Kuprijanova Anna Vjacheslavovna	2 041 722	0.0735	493 164	689 887 374	2 085 291 771
9	Kramarenko Vyacheslav Mihajlovich	632 556	0.0228	563 284	689 820 322	2 086 697 869

* - Percent of taken part in assembly

4. About the statement of the auditor of the Company;

Results of voting

Variants of voting	Poll	% From taken part in voting
FOR	**2 774 330 874**	**99,8677**
AGAINST	**267 184**	**0,0096**
ABSTAIN	**425 490**	**0,0153**

5.Об утверждении Устава Общества в новой редакции.

Results of voting:

Variants of voting	Poll	% From taken part in voting
FOR	**2 773 162 152**	**99,8256**

AGAINST	**396 120**	**0,0143**
ABSTAIN	**1 465 276**	**0,0527**

Poll in bulletins which are recognized void	**2 963 720**

2.5. Formulations of the decisions accepted by the General Meeting

On the basis of results of voting on Annual General Meeting of shareholders of JSC "Rostovenergo" on the question # 1 agenda "About the statement of the annual report, the annual accounting reporting, including the report on profits and losses of the Company, and also on distribution of the profit (including about payment of dividends) and losses of the Company by results of 2004" the decision is accepted:

1. To ratify the annual report of the Company on results of 2004

2. To ratify the accounting reporting of the Company on results of 2004, the report on profits and losses of the Company on results of 2004.

3. To ratify the following distribution of the profit (losses) of the Company for 2004:

Parameter	*Sum (thousand RUR)*
Unallotted profit (loss) of the accounting period:	*278 737*
To distribute(allocate) on: Reserve fund	*22 431*
Fund of accumulation	*254 122*
Dividends	*2 184*
Repayment of losses of the last years	-

4. To not pay dividends under ordinary shares of the Company on results of 2004.

5. In view of that by results of 9 months 2004 under preference shares dividends have been charged at a rate of 0.0419 RUR on one preference share (the Report of General Meeting of shareholders of December, 27, 2004 #2) to pay dividends under preference shares of the Company by results of 2004 at a rate of 0.0023591 RUR for one preference share of the Company in the monetary form within 60 days from the date of decision-making on their payment.

On the basis of results of voting at Annual General Meeting of shareholders of JSC "Rostovenergo" on the question # 2 agenda "About election of members of Board of Directors of the Company" the decision is accepted:

1. To elect the Board of Directors of the Company in quantity of 10 person in the following structure:

1	**Glushchenko Alexey Dmitrievich**
2	**Tuzhilin Alexey Eljevich**
3	**Kushnarev Feodor Andreevich**
4	**Obukhov Pavel Andreevich**
5	**Kolesnikov Anton Sergeevich**
6	**Akhanov Dmitry Sergeevich**
7	**Burnashev Dmitry Aleksandrovich**
8	**Yeremeyev Maxim Aleksandrovich**
9	**Kharchilava Khvicha Pataevich**
10	**Nepsha Valery Vasiljevich**

On the basis of results of voting at Annual General Meeting of shareholders of JSC "Rostovenergo" on the question # 3 agenda "About election of members of the Revision committee (Auditor) of the Company" the decision is accepted:

1. To elect the Revision committee (Auditor) of the Company in structure:

1 **Kuzmina Olga Borisovna**

2 **Kuznetsova Galina Ivanovna**

3	**Sidorov Sergey Borisovich**
4	**Kirichuk Vladimir Vasiljevich**
5	**Baitov Anatoly Valerjevich**

На основании итогов голосования на Годовом общем собрании акционеров ОАО «Ростовэнерго» по вопросу № 4 повестки дня «Об утверждении аудитора Общества» принято решение:

Избрать аудитором Общества ЗАО «БДО Юникон», г.Москва, лицензия №E000547от 25.06.2002г

На основании итогов голосования на Годовом общем собрании акционеров ОАО «Ростовэнерго» по вопросу повестки дня № 5 «О внесении изменений и дополнений в Устав Общества, предложенных акционером Общества» принято решение:

Утвердить Устав Общества в новой редакции

On the basis of results of voting at Annual General Meeting of shareholders of JSC "Rostovenergo" on the question # agenda "About the statement of the auditor of the Society" are accepted the decision:

To select the auditor of the Company - Joint-Stock Company "BDO UNICON", Moscow, the license #E000547 of 25.06.2002

On the basis of results of voting at Annual General Meeting of shareholders of JSC "Rostovenergo" on the question # 5 "About modification and additions in the Charter of the Company, suggested by the shareholder of the Company", the decision is accepted:
To ratify the Charter of the Company in a new wording

3. Signature		
3.1Director General JSC "Rostovenergo"	____________________ (Signature)	F. A. Kushnarev
3.2. Date on May, 2, 2005		

The appendix
To the order of the
Ministry of Finance of
the Russian Federation
of 22.07.03 N 67 н

BALANCE SHEET
According the internal standard of
RJSC "UES of Russia"

of December, 31, 2005

		CODES
	Form N1 on ОКУД	0710001
	Date [year, month, day]	I I
Company JSC "Rostovenergo"	on ОКПО	**00104024**
Identity number of the tax bearer	ИНН	**6 164 102 637**
Kind of activity - industry	on ОКВЭД	**4 010 412**
The organizational - legal form \ a pattern of ownership	on ОКОПФ\ОКФС	**47 / 49**
Unit of measurements thousand rubles	on ОКЕИ	**384**

Address: **49, Bolshaya Sadovaya str., Rostov-on-Don, 344007**

Date of approving	
Date of sending [acceptance]	

ACTIVE	Note	Code	Beginning of one fiscal year	End of fiscal year
1	A	2	3	4
I. NON-NEGOTIABLE ACTIVES				
Intangible assets		110	4 097	7 360
Including:				
Exclusive rights on patents, programs, trade marks (service marks),				
Others similar with listed rights and actives		111	-	-
Organizational expenses		112	-	-
Business reputation of the organization		113	-	-
Other kinds of intangible assets		114	-	-
Results of research and development		115	4 097	7 360
Permanent assets		120	9 495 460	4 312 928
Including:				
The ground areas and objects of wildlife management		121	11	-
Buildings, machines and equipment, constructions		122	9 425 882	4 255 548
Other kinds of permanent assets		123	69 567	57 380
Uncompleted construction		130	404 363	132 941
Including:				
The equipment to installation		*13001*	2 636	6 112
Investments in non-negotiable actives		*13002*	401 727	126 829

Profitable investments in material assets		135	-	-
Including:				
Property for transfer to leasing		136	-	-
Property given by agreement hire		137	-	-
Long-term financial investments including:		140	752 852	588 227
Investments into affiliated companies		141	595 281	494 890
Investments into dependent companies		142	64 005	5
Investments into other organizations		143	26 541	26 307
The loans given to organizations for the term of more than 12 months		144	26 152	26 152
Other long-term financial investments		145	40 873	40 873
FOR the SUMMARY REPORTING				
Business reputation of affiliated societies		146	-	-
Estimation of participation of parent organization in a dependent company		147	-	-
The postponed tax actives		148	7 812	6 839
Other non-negotiable actives		150	-	-
TOTAL on section I		190	10 664 584	5 048 295

ACTIVE	Note	Code	Beginning of one fiscal year	End of fiscal year
1	A	2	3	4
II. NEGOTIABLE ASSETS				
Stocks		210	131 446	77 625
Including:				
Raw material, materials and other similar values		211	108 570	58 519
Including:				
Black oil		*21101*	30 826	-
Coal		*21102*	-	-
Diesel fuel		*21103*	-	-
Other technological fuels		*21104*	-	-
Spare parts		*21105*	30 863	10 701
Other raw material and materials		*21107*	46 881	47 818
Animals on cultivation		212	-	-
Expenses in work in progress		213	-	-
Finished goods and goods for resale		214	840	203
The goods shipped		215	-	-
Charges of the future periods		216	22 036	18 903
Other stocks and expenses		217	-	-
The value-added tax on the got values		220	152 626	119 274
From them				
The VAT at purchases of the electric power through Federal Wholesale Electric Power Market		*22001*	56 187	-
Accounts receivable (payments on which are expected more than in 12 months after accounting date)		230	64 303	2 515
Including:				
Buyers and customers		231	-	-
From them:				

Financed from the federal budget		*23101*	-	-
Subjects of the Russian Federation financed from budgets		*23102*	-	-
Financed from local budgets		*23103*	-	-
Other buyers and customers		*23104*	-	-
Notes receivable		232	-	-
Debts of affiliated and dependent companies		233	-	-
Advance payments given		234	-	-
Other debtors		235	64 303	2 515
Debt receivable (payments on which are expected within 12 months after accounting date)		240	799 757	637 643
Including:				
Buyers and customers		241	508 181	391 816
From them:				
At sale of the electric power through Federal Wholesale Electric Power Market inside group		*24101*	-	-
Intermediaries at sale electric and thermal energy		*24102*	24 600	-
The organizations financed from the federal budget		*24103*	13 236	1
The organizations financed from budgets of regions of the Russian Federation		*24104*	907	-
The organizations financed from local budgets		*24105*	158 525	9
Other consumers electric and thermal energy		*24106*	249 964	3 911
Debts on an abonent payment		*24107*	-	-
Other buyers and customers		*24108*	60 949	387 895

ACTIVE	Note	Code	Beginning of fiscal year	End of fiscal year
1	A	2	3	4
II. NEGOTIABLE ASSETS				
Notes receivable		242	-	-
Debts of affiliated and dependent companies		243	-	-
Debts of participants (founders) on payments in authorized capital		244	-	-
Advance payments given		245	131 526	4 924
Including:				
To suppliers electric and thermal energy		*24501*	92 997	-
To suppliers of fuel		*24502*	35 707	-
To suppliers of materials		*24503*	396	308
To the building organizations		*24504*	57	951
To the repair organizations		*24505*	7	7
To suppliers of services		*24506*	2 152	3 446
Other advance payments given		*24507*	210	212
Other debtors		246	160 050	240 903
Including:				
Under fines, penalties, penalties under contracts		*24601*	29 945	626
Overpayment under taxes in the federal		*24602*	1 004	1 387

budget				
Overpayment under taxes in budgets of subjects of the Russian Federation		*24603*	12 115	15 175
Overpayment under taxes in local budgets		*24604*	7 966	7 117
Overpayment on payments in the state inappropriate funds		*24605*	548	560
Debts against RJSC "UES of Russia" on engineering services		*24607*	-	-
Debts of RJSC "UES of Russia" on engineering services		*24608*	-	-
Debts against RJSC "UES of Russia" on the DRW		*24609*	-	-
Debts of RJSC "UES of Russia" on the DRW		*24610*	-	-
Other debtors		*24611*	108 472	216 038
Short-term financial investments		250	4 900	993
Including:				
The loans given to the organizations for the term less than 12 months		251	-	993
Other short-term financial investments		253	4 900	-
Money resources		260	6 577	41 901
Including:				
Cash department		261	137	238
Settlement accounts		262	1 068	41 635
Currency accounts		263	-	-
Other money resources		264	5 372	28
Including:				
Separate accounts in banks		*26401*	5 274	-
Monetary documents		*26402*	98	28
Translations in transit		*26403*	-	-
Other negotiable assets		270	-	-
Including:				
Internal calculations on routine transactions		*27002*	-	-
Internal calculations on construction		*27003*	-	-
Internal calculations on the DRW		*27004*	-	-
Internal calculations under the estimate of protection of objects		*27006*	-	-
Internal calculations under the VAT		*27007*	-	-
Other negotiable assets		*27005*	-	-
TOTAL on section II		290	1 159 609	879 951
Balance		300	11 824 193	5 928 246

PASSIVE	Note	Code	Beginning of the fiscal year	End of the fiscal year
1	A	2	3	4
III. CAPITAL AND RESERVES				
Charter capital		410	4 054 502	4 054 502
Including:				
Shares exclusive		*41001*	925 737	925 737
Shares common		*41002*	3 128 765	3 128 765
The own shares redeemed from shareholders		415	-	-
Added capital		420	5 001 478	-
Calculations on the allocated property		423	-	-
Reserve capital		430	33 361	55 792

Including:			
The reserves formed according to the legislation	431	33 361	55 792
The reserves formed according to constituent documents	432	-	-
Target financing	450	-	-
Rest (the uncovered loss)			
Rest of the last years	460	1 592 080	654 913
The uncovered loss of the last years	465	(86 746)	(46 877)
Rest of fiscal year	470	-	338 317
The uncovered loss of fiscal year	475	-	-
TOTAL on section III	490	10 594 675	5 056 647
FOR the SUMMARY REPORTING			
Business reputation of affiliated companies	495	-	-
Share of minority	500	-	-
IV. LONG-TERM PASIVE			
Loans and credits	510	21 543	-
Including:			
Credits of banks subjected to repayment More than in 12 months after accounting date	511	-	-
The loans subjected to repayment			
The loans subjected to repayment	512	21 543	-
The postponed tax obligations	515	115 490	95 202
Other fixed liabilities	520	14 175	9 225
Including:			
Accounts payable of suppliers and contractors	52001	-	-
Accounts payable before social funds	52002	-	-
Including:			
To pension fund of the Russian Federation	*52003*	-	-
To fund of obligatory medical insurance	*52004*	-	-
To fund of employment	*52005*	-	-
To fund of social insurance	*52006*	-	-
Under fines and penalties to the state inappropriate funds	*52007*	-	-
Accounts payable before the budget (restructured taxes)	52008	13 679	9 225
From it:			
To the federal budget	*52009*	-	-
To budgets of subjects of the Russian Federation	*52010*	12 752	8 618
To local budgets	*52011*	927	607
Accounts payable under the profit tax on transitional base	52020	496	-
from it:			
To the federal budget	*52021*	120	-
To budgets of subjects of the Russian Federation	*52022*	97	-
To local budgets	*52023*	279	-
Other long-term passive	52012	-	-
TOTAL on section IV	590	151 208	104 427
V. SHORT-TERM LIABILITIES			
Loans and credits	610	35 441	-

Including: The credits of banks subjected to repayment during 12 months after accounting date		611	35 441	-
The loans subjected to repayment during 12 months after accounting date		612	-	-

PASSIVE	Note	Code	Beginning of the fiscal year	End of the fiscal year
1	A	2	3	4
Accounts payable		620	870 723	560 395
Including:				
Suppliers and contractors		621	296 876	380 631
From them:				
To suppliers of the electric power through Federal Wholesale Electric Power Market		*62101*	3	-
To the other suppliers of electric and thermal energy		*62102*	-	1 991
To suppliers of gas		*62103*	-	-
To suppliers of black oil		*62104*	-	-
To suppliers of coal		*62105*	-	-
To suppliers of other fuels		*62112*	-	-
To the building organizations		*62106*	157 879	168 664
To the repair organizations		*62107*	7 297	14 408
On abonent payment of RJSC"UES of Russia"		*62108*	8 295	-
Debts to Concern Rosenergoatom		*62110*	-	-
Debts of the APP		*62111*	-	-
To other suppliers and contractors		*62109*	123 387	195 568
On abonent payment of JSC "SO JDM UES"		*62113*	15	-
On abonent payment of JSC "FNC"		*62114*	-	-
Bills to payment		622	-	-
Debts against affiliated and dependent companies		623	-	-
Salary accruals before the personnel		624	100 139	40 211
Including:				
Current		*62401*	100 139	40 211
Delayed		*62402*	-	-
Debts against the state and inappropriate funds		625	27 793	12 908
Including:				
To pension fund of the Russian Federation		*62501*	22 627	10 625
To fund of obligatory medical insurance		*62502*	2 861	1 486
To fund of employment		*62503*	-	-
To fund of social insurance		*62504*	2 265	797
Under fines and penalties in the state inappropriate funds		*62505*	40	-
Debts of taxes and tax collection		626	87 504	45 928
Debts to budget current		62610	87 504	45 928
Including:				
To the federal budget		*62601*	47 339	29 850
To budgets of subjects of the Russian Federation		*62602*	26 377	13 566
To local budgets		*62603*	13 788	2 512

Tax due under the profit tax on transitional base		62620	-	-
Including:				
To the federal budget		*62621*	-	-
To budgets of subjects of the Russian Federation		*62622*	-	-
To municipal budgets		*62623*	-	-
Advance payments received		627	133 212	2 567
Including:				
From consumers of the electric power through Federal Wholesale Electric Power Market		*62701*	-	-
From other consumers electric and thermal energy		*62702*	132 600	-
The other received advance payments		*62703*	612	2 567
Other creditors		628	225 199	78 150
Including:				
The VAT in outstanding production		*62801*	95 661	60 347
Debts to inappropriate fund of research and development		*62802*	-	-
Debts against RJSC "UES of Russia" on engineering services		*62804*	12 514	-
Debts of RJSC "UES of Russia" on engineering services		*62805*	-	-
Debts against RJSC "UES of Russia" of DRW		*62806*	-	-
Debts of RJSC "UES of Russia" of DRW		*62807*	-	-
Other creditors		*62808*	117 024	17 803

PASSIVE	Note	Code	Beginning of the fiscal year	End of the fiscal year
1	A	2	3	4
Debts to participants (founders) on payment of incomes		630	8 507	8 443
Incomes of the future periods		640	91 858	49 198
Reserves of forthcoming charges and payments		650	71 781	149 136
Other current liabilities		660	-	-
Including:				
Internal calculations on routine transactions		*66002*	-	-
Internal calculations on construction		*66003*	-	-
Internal calculations on the DRW		*66004*	-	-
Internal calculations under the estimate of protection of objects		*66006*	-	-
Internal calculations under the VAT		*66007*	-	-
Other current liabilities		*66005*	-	-
TOTAL on section V		690	1 078 310	767 172
BALANCE		700	11 824 193	5 928 246

The information on presence of the values which are taken into account on out-balanced accounts

ACTIVE	Note	Code	Beginning of the fiscal year	End of the accounting period

The rented permanent assets		910	29 464	31 404
Including on leasing		911	-	3 724
The commodities and materials accepted on safekeeping		920	6	523
The materials accepted in processing		925	-	-
The goods accepted on the commission		930	-	-
The equipment accepted for installation		935	-	-
The debts of insolvent debtors written off at a loss		940	164 344	152 405
Maintenance of obligations and payments received		950	62 275	-
Maintenance of obligations and payments given		960	30 000	-
Deterioration of permanent assets		970	3 148	1 385
Deterioration of objects of an external accomplishment and other similar objects		980	-	-
Forms of the strict reporting		990	28	28
The permanent assets leased		992	10 948	36 968
The property which is taking place in the federal property		993	16 093	15 370
The non-material assets received in using		995	-	-

Head

Chief accountant

The Income and Loss statement
For 12 months of 2005

	CODES
Form N2 on ОКУД	0710002
Date (year, month, day)	
on ОКПО	00104024
ИНН	6 164 102 637
on ОКДП	4 010 412
on ОКОПФ\ОКФС	47 / 49
on ОКЕИ	384

Company JSC "Rostovenergo"
Identity number of the tax bearer
Kind of activity - industry
The organizational - legal form \ a pattern of ownership
Unit of measurements thousand RUR
Address: 49, Bolshaya Sadovaya str., Rostov-on-Don, 344007

Parameter	Note	Code	For accounting period	For the similar period of the previous year
1	A	2	3	4
1. Incomes and charges by usual kinds of activity				
Proceeds (net) from sale of goods, production, works, services (minus the tax to added value, excises and similar obligatory payments),		010	3 604 021	10 046 128
The electric power to internal consumers		011	260 975	8 646 216
The electric power on export		012	-	-
Thermal power		013	73 337	1 263 137
Abonent payment (for RJSC "UES of Russia")		014	-	-
Proceeds from transportation of electric and thermal power		018	3 175 878	-
The electric power for the marketing companies		019	-	-
The other goods, production, works, services of industrial character		015	73 698	102 226
The other goods, production, works, services of non-industrial character		016	20 133	34 549
The goods, production, works, services on primary activity (for institutes)		017	-	-
The cost price of the sold goods, production of works, services		020	(2 942 449)	(9 014 827)
Including sold:				
The electric power to internal consumers		021	(223 770)	(7 664 578)
The electric power on export		022	-	-
Thermal power		023	(56 523)	(1 235 375)
Abonent payment (for RJSC "UES of Russia")		024	-	-
transportation of electric and thermal power		028	(2 599 964)	-
The other goods, production, works, services of industrial character		025	(41 552)	(79 322)
The other goods, production, works, services of non-industrial character		026	(20 640)	(35 552)
The goods, production, works, services on primary activity (for institutes)		027	-	-
The gross profit		029	661 572	1 031 301
Commercial charges		030	-	-

Administrative expenses		040	-	-
Profit (loss) on sales		050	661 572	1 031 301
II. Operational incomes and charges				
Interests to reception		060	37	-
Interests to payment		070	(2 100)	(4 119)
Incomes of participation in other organizations		080	5 267	1 508
Other operational incomes.		090	348 240	381 765
Other operational charges		100	(342 420)	(528 806)
III. Non-trade incomes and charges				
Non-trade incomes		120	8 305	26 740
Non-trade charges		130	(158 589)	(245 889)
Profit (loss) up to the taxation		140	520 312	662 500
The postponed tax active		143	2 638	2 952
The postponed tax obligation		144	(22 697)	(47 187)
The current profit tax		145	(159 942)	(183 575)
Other similar obligatory payments		146	(209)	7 741
The profit tax and other similar obligatory payments		150	(180 210)	(220 069)
Profit (loss) on usual activity		160	340 102	442 431
IV. Extreme incomes and charges.				
Extreme incomes		170	17 211	8 768
Extraordinary charges		180	(18 996)	(2 578)
FOR the SUMMARY REPORTING				
the Capitalized income (loss)		184	-	-
Share of minority		185	-	-
Net profit (Rest (loss) of an accounting period				

Net profit (unallotted profit (loss) of the accounting period		19010	**338 317**	**448 621**
To inform				
Constant tax obligations (actives)		200	56 926	67 694

Parameter	Note	Code	**For accounting period**	**For the similar period of the previous year**
1	A	2	3	4
TO INFORM FOR STRUCTURAL DIVISIONS OF RJSC "UES OF RUSSIA" ONLY				
V. Internal calculations				
The profit transferred by representations and branches to RJSC "UES of Russia"				
Including: from lines				
Line 140 Profit (loss) up to the taxation		19011	-	-
Line 150 the Profit tax and other similar obligatory payments		19012	-	-
Line 170 Extreme incomes		19013	-	-
Line 180 Extraordinary charges		19014	-	-

Net profit (Rest (loss) of an accounting period with allowance for received from branches and Representations The profit transferred by representations and branches to RJSC "UES of Russia" **(19011+19012+19013+19014)**		**19020**	-	-
The profit transferred by representations and branches to RJSC "UES of Russia" Including: from lines Line 140 Profit (loss) up to the taxation		19031	-	-
Line 150 the Profit tax and other similar obligatory payments		19032	-	-
Line 170 Extreme incomes		19033	-	-
Line 180 Extraordinary charges		19034	-	-
Net profit (unallotted profit (loss) of accounting period in view of transferred to RJSC "UES of Russia" (19031+19032+19033+19034)		**19040**	-	-
Net profit (unallotted profit (loss) of accounting period (19010+19020-19040)		**190**	**338 317**	**448 621**

(руб.)

Parameter	Note	Code	**For accounting period**	**For the similar period of the previous year**
1	**A**	**2**	**3**	**4**
TO INFORM				
Constant tax obligations (actives)			56 926,0000	67 694,0000
Base profit (loss) per share		201	0,1000	0,1300
Possible profit (loss) per share for the next accounting period		202	0,0000	0,1300

DECODING OF SEPARATE PROFITS AND LOSSES

Parameter	Note	Code	**For accounting period**	**For the similar period of the previous year**
1	**A**	**2**	**3**	**4**
Penalties recognized or on which a court decision (arbitration court) are received about their collecting, profit		210	1	8 684
loss		211	16 520	48
Profit (loss) of the last years profit		220	2 147	11 666
loss		221	27 062	15 342
The compensation for damages, caused by default or inadequate discharge of the obligation		230	-	-

profit				
loss		231	-	-
Differences in exchange on operations in a foreign currency profit		240	-	1
loss		241	25	-
Deductions in estimated reserves loss		250	-	-
Write-off debt and accounts payable on which term of limitation of actions has expired profit		260	47	2 629
loss		261	19 310	64 654

Decoding of the form #2 "Income and Losses statement" **For 2005**
According to the internal standard of RJSC "UES of Russia"

On the shipped production index

Parameter	Note	Code	**For accounting period**	**For the similar period of the previous year**
1	**A**	**2**	**3**	**4**
Interests to payment		070	2 100	4 119
Including: Interests under credits, loans		07003	2 100	4 119
Other Interests to payment (Interests under bills, bonds, etc.)		07004	-	-
Other operational incomes		090	348 240	381 765
Including: From realization of permanent assets, except for apartments		09001	519	9 887
From realization of apartments		09002	924	551
From realization of MPS		09003	4 101	14 185
From realization of currency		09004	-	-
From realization of NNA		09005	-	-
From sale of securities		09006	333 890	344 032
From realization of other actives		09007	-	1 842
From joint activity		09009	-	-
Other operational incomes		09010	8 806	11 268

Other operational charges Including:		100	342 420	528 806
From realization of permanent assets, except for apartments		10001	375	8 681
From realization of apartments		10002	834	95
From realization of MPS		10003	3 469	12 577
From realization of currency		10004	-	-
From realization of NNA		10005	-	-
From sale of securities		10006	291 281	344 223
From realization of other actives		10007	-	671
The tax to militia		10011	-	1
The wealth tax		10012	21 505	91 372
The tax to resale of automobiles		10013	-	-
The tax to cleaning of territory		10014	-	-
The tax to advertising		10015	-	5
Subsequent payment to the budget under the profit tax		10016	-	-
The tax to operations with securities		10026	-	-
Gathering for the name "Russia"		10028	-	-
Other taxes		10017	171	15
Services of banks		10018	6 538	14 327
The maintenance of the inhibited objects		10019	171	19 747
The cancelled industrial orders		10020	-	-
Expenses for the manufacture which was not given to production		10021	17	-
Expenses on service of securities		10022	115	125
Reserve on doubtful debts		10024	-	-
Reserve under depreciation of financial investments		10025	-	-
Reserve under depreciation of material assets		10029	-	-
Reserve on stopped activity		10030	-	-
Reserve under the other contingent liabilities		10031	-	-
Leaving of actives without the income		10032	-	39
The VAT on free transferred property		10033	-	-
Assignation in the municipal property		10034	16 148	12 284
Other operational charges		10023	1 796	24 644

Parameter	Note	Code	**For accounting period**	**For the similar period of the**

				previous year
1	A	2	3	4
Non-trade incomes		120	8 305	26 740
Including:				
The profit of 2003 revealed in accounting period		12001	1 518	-
The profit of 2002 revealed in accounting period		12002	10	10 084
The profit of 2001 revealed in accounting period		12003	-	330
Profit till 01.01.2001, revealed in accounting period		12004	619	1 252
Penalties recognized or on which court decision (arbitration court) are received about their collecting		12005	1	8 684
Accounts payable more than three years		12008	47	2 629
Differences in exchange		12009	-	1
The property which has appeared in surplus by results of inventory		12010	1	-
Free received actives, except for FA and NNA		12011	-	-
The income of free received FA, determined when due hereunder		12012	4 280	3 307
Sum differences		12013	-	11
Other non-trade incomes		12014	1 829	442
Non-trade charges		130	158 589	245 889
Including:				
The loss of 2003 revealed in accounting period		13001	11 747	-
The loss of 2002 revealed in accounting period		13002	13 297	8 398
The loss of 2001 revealed in accounting period		13003	237	5 807
The loss till 01.01.2001, revealed in accounting period		13004	1 781	1 137
Penalties recognized or on which court decision (arbitration court) are received about their collecting		13005	16 520	48
State duties under economic contracts		13007	1 448	1 438
Debt receivable more than three years		13008	19 310	64 654
Differences in exchange		13009	25	-
Legal cost		13010	623	123
Sum differences		13011	-	14
Plunders, shortage		13021	-	48
Write-off MPR over natural loss rates		13022	2	24
Costs on executing producing		13024	2 978	28
The maintenance of social sphere for surplus account		13026	2 403	3 252
Repayment of cost of workers' apartments		13027	-	-
Charges on carrying out of sports actions		13030	-	141

Charges on carrying out of cultural and educational actions		13031	-	-
Charges on charity		13032	7 257	14 538
Other non-trade charges		13029	80 961	146 239

Parameter	Note	Code	**For accounting period**	**For the similar period of the previous year**
1	A	2	3	4
The profit tax and other similar obligatory payments … …		150	180 210	220 069
Including:				
Profit tax and other similar payments		15001	123 075	161 799
profit tax on the basis of transitional		15005	-	4 600
Constant tax obligations		15006	56 926	67 694
Write-off DTA		15007	-	-
Write-off PTO		15008	-	-
Penalties STI,		15010	49	21
From them:				
Under the profit tax		15011	-	-
Under the VAT		15012	-	3
Under the wealth tax		15013	1	2
Under the other taxes		15014	48	16
Penalty STI		15020	124	3 931
From them:				
Under the profit tax		15021	9	291
Under the VAT		15022	-	3 436
Under the wealth tax		15023	16	41
Under the other taxes		15024	99	163
Penalty STI restructured (recognized in accounting year)		15050	-	593
From them:				
Under the profit tax		15051	-	-
Under the VAT		15052	-	-
Under the wealth tax		15053	-	17
Under the other taxes		15054	-	576
Penalties in state inappropriate funds,		15030	8	7
From them:				
Pension fund of the Russian Federation		15031	2	7

Fund of social insurance		15032	6	-
Fund of obligatory medical insurance		15033	-	-
Fund of employment		15034	-	-
Fines in state inappropriate funds,		15040	96	159
From them: Pension fund of the Russian Federation		15041	69	121
Fund of social insurance		15042	19	25
Fund of obligatory medical insurance		15043	8	13
Fund of employment		15044	-	-
Fines in the state inappropriate funds re-structured (recognized in accounting year)		15060	-	192
From them: Pension fund of the Russian Federation		15061	-	-
Fund of social insurance		15062	-	192
Fund of obligatory medical insurance		15063	-	-
Fund of employment		15064	-	-
Other obligatory payments		15045	-	-
Profit at write-off re-structured the fine under taxes		15070	(68)	(18 927)
Extreme incomes		170	17 211	8 768
Cover sums		17031	12 683	8 758
Cost of the material assets remaining from write-off as a result of extreme situations unsuitable to restoration and further use of actives		17032	4 528	10
Other extreme incomes		17033	-	-
Extraordinary charges		180	18 996	2 578
Cost of lost financial industrial values		18001	-	202
Losses from write-off caused by extreme events		18002	6 923	-
Other extraordinary charges		18005	12 073	2 376

Head

Chief accountant

REPORT ON CHANGE OF THE CAPITAL
2005

	CODES
Form #3 on ОКУД	0710003
Date [year, month, day]	
on ОКПО	00104024
ИНН	6 164 102 637
on ОКВЭД	4 010 412
on ОКОПФ\ОКФС	47 / 49
on ОКЕИ	384

Company JSC "Rostovenergo"
Identity number of the tax bearer
Kind of activity – power industry
The organizational - legal form \ a pattern of ownership

Unit of measurements thousand RUR
Address **49, Bolshaya Sadovaya str., Rostov-on-Don, 344007**

I. Change of Capital

Parameter	code	Charter capital	Added capital	Reserve capital	Rest (the uncovered loss)	Total
1	2	3	4	5	6	7
The rest as for December, 31 of the year last previous	010	4 054 502	5 236 430	8 562	1 094 804	10 394 298
2004 (Previous year) Changes in the accounting policy	011	x	x	x	-	-
Result from revaluation of objects of permanent assets	012	x	(16 730)	x	-	(16 730)
Changes of accountancy requirements	013	x	-	x	-	-
The rest for January, 1 of the previous year	020	4 054	5 219	8	1 094 804	10 377

		502	700	562		568
Result from recalculation of foreign currencies	023	x	-	x	x	-
Net profit	025	x	x	x	448 621	448 621
Dividends	026	x	x	x	(231 514)	(231 514)
Deductions in reserve fund	030	x	x	24 799	(24 799)	-
Increase in amount of the capital for the account:	040	-	-	-	-	-
Additional share issue	041	-	x	x	x	-
Increases in a nominal value of shares	042	-	x	x	x	-
Reorganization of the legal person	043	-	x	x	-	-
Other	044	-	-	-	-	-
						-
Reduction of size of the capital for the account:	050	-	(218 222)	-	218 222	-
Reduction of face value of shares	051	-	x	x	x	-
Reduction of quantity of shares	052	-	x	x	x	-
Reorganization of the legal person	053	-	x	x	-	-
Other	054	-	(218 222)	-	218 222	-
The rest for December, 31 of the previous year	060	4 054 502	5 001 478	33 361	1 505 334	10 594 675
2005 (Fiscal year) Changes in the accountant policy	061	x	x	x	-	-

Result from revaluation of objects of permanent assets	062	x	-	x	-	-
Changes of accountancy requirements	063	x	-	x	-	-
The rest for January, 1 of the previous year	100	4 054 502	5 001 478	33 361	1 505 334	10 594 675
Result from recalculation of foreign currencies	103	x	0	x	x	-
Net profit	105	x	x	x	338 317	338 317
Dividends	106	x	x	x	(2 185)	(2 185)
Deductions in reserve fund	110	x	x	22 431	(22 431)	-
Increase in amount of the capital for the account:	120	-	-	-	-	-
Additional share issue	121	-	x	x	x	-
Increases in a nominal value of shares	122	-	x	x	x	-
Reorganization of the legal person	123	-	x	x	-	-
Other	124	-	-	-	-	-
Reduction of size of the capital for the account:	130	-	(5 001 478)	-	(872 682)	(5 874 160)
Reduction of face value of shares	131	-	x	x	x	-
Reduction of quantity of shares	132	-	x	x	x	-
Reorganization of the legal person	133	-	x	x	(872 682)	(872 682)
Other	134	-	(5 001 478)	-	-	(5 001 478)
The rest for December, 31 of the fiscal year	140	4 054		55	946 353	5 056

	502	-	792		647

II. RESERVES

Parameter	Code	Rest	Arrived	Used	Rest
1	2	3	4	5	6
The reserves formed according to the legislation:					
The data of the previous year	150	8 562	24 799	-	33 361
The data of fiscal year	151	33 361	22 431	-	55 792
The reserves formed according to constituent documents:					
The data of the previous year	152	-	-	-	-
The data of fiscal year	153	-	-	-	-
Estimated reserves:					
Reserve on doubtful debts					
The data of the previous year	160	-	-	-	-
The data of fiscal year	161	-	-	-	-
Reserve under depreciation of financial investments					
The data of the previous year	162	-	-	-	-
The data of fiscal year	163	-	-	-	-

Reserve under the obligations arising owing to a recognition of activity stopped The data of the previous year	164	-	-	-	-
The data of fiscal year	165	-	-	-	-
The reserve formed in connection with consequences of the conditional facts of economic activities The data of the previous year	166	-	-	-	-
The data of fiscal year	167	-	-	-	-
Reserve under depreciation of material assets The data of the previous year	168	-	-	-	-
The data of fiscal year	169	-	-	-	-
Other The data of the previous year	170	-	-	-	-
The data of fiscal year	171	-	-	-	-
Reserves of forthcoming charges: **Reserve on payment of the annual bonus** The data of the previous year	180	-	71 781	-	71 781
The data of fiscal year	181	71 781	142 895	(65 540)	149 136
Reserve on payment of holidays (including deductions) The data of the previous year	182			-	

		-	-		-
The data of fiscal year	183	-	-	-	-
Reserve on payment of annual compensation for long service The data of the previous year	184	-	-	-	-
The data of fiscal year	185	-	-	-	-
Reserve on repair of permanent assets The data of the previous year	186	-	-	-	- -
The data of fiscal year	187	-	-	-	-
Other The data of the previous year	188	-	-	-	-
The data of fiscal year	189	-	-	-	-

INFORMATION

Parameter Name	Code	Rest for the beginning of year		Rest for the end of year	
1	2	3		4	
1) Pure actives	200	10 686 533		5 105 845	
		From the budget		From inappropriate funds	
		For the fiscal year	For the previous year	For the fiscal year	For the previous year
		3	4	5	6
2) Received on charges by usual kinds of activity – total	210	15	156	-	-

Including:					
On payments for Chernobyl victims	211	15	99	-	-
Other	212	-	57	-	-
Capital investments in non-negotiable actives	220	-	-	-	-
Including:					
	221	-	-	-	-
	222	-	-	-	-

Head

Chief accountant

CASH FLOW REPORT

2005

	CODES
Form N4 on ОКУД	0710004
Date (year, month, day)	| |
on ОКПО	00104024
ИНН	6 164 102 637
on ОКВЭД	4 010 412
on ОКОПФ/ОКФС	47 / 49
on ОКЕИ	384

Company JSC "Rostovenergo"
Identity number of the tax bearer
Kind of activity - industry
The organizational - legal form \ a pattern of ownership
Unit of measurements thousand RUR
The address: 49, Bolshaya Sadovaya str., Rostov-on-Don, 344007

Parameter	Code	For the accounting period	For the similar period of the last year
1	2	3	4
The rest of money resources by the beginning of the fiscal year	010	6 479	96 613
Flow of funds on operating performance The means received from buyers, customers	020	2 483 612	11 426 089
Receipt of the got foreign currency	030	6	53
Receipts on emergency	040	15 913	10 325
Receipt of money from the account inside the organization	045	-	-
Other earnings (receipts)	050	507 723	155 945
The money means directed:			
On payment of goods purchased, works, services, raw material and other negotiable assets	150	(671 226)	(7 913 862)
On a payment	160	(663 904)	(945 882)
On dividend payout, percent(interests)	170	(4 848)	(214 416)
On calculations under taxes and tax collections	180	(716 335)	(1 261 973)
Payments on emergency	181	-	-
Transfer from the account on the account inside the organization	182	-	-
Social payments	183	(1 548)	(2 327)
On other costs (payments)	190	(464 258)	(390 432)

Clean money means from operating performance	200	485 135	863 520
Flow of funds on investment activity The receipt of objects of permanent assets and others non-negotiable actives	210	2 043	11 497
The receipt of securities and other financial investments	220	120 000	-
The received dividends	230	2 355	1 777
Interest earned	240	36	-
Receipts from repayment of the loans given to other organizations	250	1 100	-
Other receipts	260	-	-
Purchase of the affiliated organizations	280	-	-
Purchase of objects of permanent assets, profitable investments and non-material assets	290	(153 264)	(177 913)
Purchase of securities and other financial investments	300	-	(100 771)
The loans given to other organizations	310	(2 093)	-
Other costs	320	(382 580)	(667 384)
Pure money means from investment activity	340	(412 403)	(932 794)
Flow of funds on financing activities Receipts from issue of shares or other share documents	350	-	-
Receipts from loans and the credits given by other organizations	360	453 568	444 900
Receipt of means on target financing	370	15	453
Other earnings	380	-	-
Repayment of loans and credits (without percent)	390	(489 009)	(465 365)
Repayment of obligations on finance lease	400	(1 897)	-
Other costs	405	(15)	(848)
Pure money means from financing activities	410	(37 338)	(20 860)
Pure increase of money means and their equivalents	420	35 394	(90 134)
The rest of money resources as for the end of the accounting period	430	41 873	6 479
Degree of influence of changes of a foreign exchange in relation to ruble	440	-	1

Head

Chief accountant

THE APPENDIX TO THE BALANCE SHEET

2005

	CODES
Form N5 on ОКУД	0710005
Date [year, month, day]	
on ОКПО	00104024
ИНН	6 164 102 637
on ОКВЭД	4 010 412
on ОКОПФ\ОКФС	47 / 49
on ОКЕИ	384

Company JSC "Rostovenergo"
Identity number of the tax bearer
Kind of activity – power industry
The organizational - legal form \ a pattern of ownership

Unit of measurements thousand RUR
The address: 49, Bolshaya Sadovaya str.,
Rostov-on-Don, 344007

Intangible Assets

Parameter	Presence by the beginning of the fiscal year Arrived	Left	Presence by the end of the fiscal year	Parameter	Presence by the beginning of the fiscal year
Name	Code				
1	2	3	4	5	6
Objects of intellectual property (exclusive licenses on results of an intellectual property)	010	-	-	-	-
Including: At patent holder on the invention, an industrial design, useful model	011	-	-	-	-
At the legal owner on programs of the computer, a database	012	-	-	-	-

At the owner on a trade mark and a service mark, the name of a place of an origin of the goods	014	-	-	-	-
Organizational expenses	020	-	-	-	-
Business reputation of the company	030	-	-	-	-
Other	040	5 544	5 432	(244)	10 732
Total	045	5 544	5 432	(244)	10 732

Parameter		by the beginning of the fiscal year	by the end of the fiscal year
Name	**Code**		
1	2	3	4
Amortization of intangible assets - total	050	1 447	3 372

Permanent assets

Parameter		Presence by the beginning of the fiscal year	Arrived	Left	Presence by the end of the fiscal year
name	code				
1	**2**	3	4	5	6
Buildings	110	2 174 906	55 222	(1 499 591)	730 537
Constructions and transfer devices	111	13 761 427	278 547	(6 983 731)	7 056 243
Machines and equipment	112	5 245 891	275 803	(2 470 675)	3 051 019
Vehicles	113	143 865	13 194	(37 087)	119 972
Industrial and economic stock	114	31 401	7 989	(16 826)	22 564
Working cattle	115	-	-	-	-

Productive cattle	116	-	-	-	-
Long-term plantings	117	29	-	-	29
Other kinds of permanent assets	118	1 166	957	(1 489)	634
The ground areas and objects of wildlife management	119	11	-	(11)	-
Capital investments on radical improvement of the grounds	120	-	-	-	-
Total	130	21 358 696	631 712	(11 009 410)	10 980 998

Parameter		By the beginning of the fiscal year	By the end of the fiscal year
Name	код		
1	2	3	4
Amortization of permanent assets total	140	11 863 236	6 668 070
including: Buildings and constructions	141	8 295 736	4 437 125
Machines, the equipment, vehicles	142	3 545 046	2 215 290
other	143	22 454	15 655
It is transferred on hire basis objects of permanent assets total	150	7 134	26 020
including: Buildings and constructions	151	5 049	19 202
Machines, the equipment, vehicles	152	1 514	4 935
other	153	571	1 883

objects of permanent assets transferred to preservation	155	189 553	33 172
objects of permanent assets received on hire basis total	160	29 464	31 404
в том числе: зданий и сооружений	161	8 520	7 911
машин, оборудования, транспортных средств	162	20 944	23 493
including	163	-	-
The objects of the real estate accepted in operation and being in process of the state registration	165	-	-

To inform	Code	By the beginning of the fiscal year	By the end of the accounting period
	2	3	4
Result from revaluation of objects of permanent assets:	170	-	(16 730)
Initial (regenerative) cost	171	-	(27 481)
Amortization	172	-	(10 751)

	Code	By the beginning of the fiscal year	By the end of the accounting period
	2	3	4
Change of cost of objects of permanent assets as a result of completion, additional equipments, reconstruction, partial liquidation	180	5 699 614	2 673 989

Profitable investments in material assets

Parameter		Presence by the beginning of one fiscal year	Arrived	Left	Presence on by end of a accounting period
Name	Code				
1	2	3	4	5	6
Property for transfer to leasing	210	-	-	-	-
The property given by agreement of hire	220	-	-	-	-
Other	230	-	-	-	-
Total	240	-	-	-	-

	Code	By the beginning of one fiscal year	By the end of the accounting period
1	2	3	4
Amortization of profitable investments in material assets	250	-	-

Charges on research, developmental and technological works

Kinds of works		Presence by the beginning of one fiscal year	Arrived	Left	Presence on the end of the accounting period
Parameter	Code				
1	2	3	4	5	6
In total	310	5 544	5 432	(244)	10 732
Inclusion:					
Works of research	311	5 544	5 123	(120)	10 547

Works connected to development	312	-	124	(124)	-
Technological works	313	-	185	-	185

To inform	Code	By the beginning of fiscal year	By the end of the accounting period
	2	3	4
Total of expenses on the unfinished research, developmental and technological works	320	15 561	12 498

	Code	accounting period	similar period of the last year
	2	3	4
The sum of charges on the research, developmental and technological works, attributed on non-trade charges not given positive results	330	-	-

Charges on natural resources development

Parameter Name	Code	Rest by the beginning of the accounting period	Arrived	Left	Rest on the end of the accounting period
1	2	3	4	5	6
Charges on natural resources development Total	410	-	-	-	-
Including:					
	411	-	-	-	-
	412	-	-	-	-
	413			-	

		-	-	-

To inform	Code	By the beginning of fiscal year	By the end of the accounting period
	2	3	4
Total of expenses on sites of the bowels, not finished search and estimation of deposits, investigation and (or) hydro-geological researches and other similar works	420	-	-
Total of expenses on the natural resources development, attributed in the accounting period to non-trade charges as ineffectual	430	-	-

Financial investments

Parameter Name	Code	Long-term		Short-term	
		By the beginning of fiscal year	On the end of the accounting period	By the beginning of fiscal year	On the end of the accounting period
1	2	3	4	5	6
Contributions to charter (shared) capitals of other organizations total	510	685 827	521 202	-	-
Including affiliated and dependent companies	511	659 286	494 895	-	-
The state and municipal securities	515	-	-	-	-
Securities of other organizations total	520	-	-	-	-
Including debt securities (bonds, bills)	521	-	-	-	-
Given loans	525	26 152	26 152	-	-
Depositary contributions	530			-	

		-	-		-
Other	535	40 873	40 873	4 900	993
Total	540	752 852	588 227	4 900	993
From the total sum, the financial investments having the current market value: Contributions in authorized (shared) capitals of other organizations total	550	-	-	-	-
Including affiliated and dependent companies	551	-	-	-	-
The state and municipal securities	555	-	-	-	-
Securities of other organizations total	560	-	-	-	-
Including debt securities (bonds, bills)	561	-	-	-	-
Other	565	-	-	-	-
Total	570	-	-	-	-
To inform On the financial investments having the current market value, change of cost as a result of updating an estimation	580	-	-	-	-
Under debt securities, the difference between historical cost and the nominal value is attributed on the financial effect of the accounting period	590	-	-	-	-

Accounts payable and receivable

Parameter		Rest by the beginning of the accounting year	Rest by the end of the accounting year
name	Code		

1	2	3	4
Accounts receivable: Short-term total	610	799 757	637 643
Including: Calculations with buyers and customers	611	508 181	391 816
Advance payments given	612	131 526	4 924
Other	613	160 050	240 903
Long-term total	620	64 303	2 515
Including: Calculations with buyers and customers	621	-	-
Advance payments given	622	-	-
Other	623	64 303	2 515
Total	630	864 060	640 158
Accounts payable: Short-term total	640	906 164	560 395
Including: Calculations with suppliers and contractors	641	296 876	380 631
Advance payments received	642	133 212	2 567
Calculations under taxes	643	87 504	45 928
Credits	644	35 441	-
Loans	645	-	-
Other	646	353 131	131 269

Long-term total	650	35 718	9 225
Including: Calculations with suppliers and contractors	651	-	-
Calculations under taxes	652	14 175	9 225
Credits	653	-	-
Loans	654	21 543	-
Other	655	-	-
Total	660	941 882	569 620

Charges by usual kinds of activity (on elements of expenses)

Parameter		For the accounting year	For the previous year
Name	Code		
1	2	3	4
Material inputs	710	479 372	5 670 220
Expenses for wage payment	720	636 247	981 798
Deductions on social needs	730	153 644	307 526
Amortization	740	365 639	547 448
Other expenses	750	1 307 547	1 507 835
Total on elements of expenses	760	2 942 449	9 014 827
Change of the rests (increasing [+], reduction [-]):			
Work in progress	765	-	(38 509)
Charges of the future periods	766	(3 133)	3

			851
Reserves of forthcoming charges	767	77 355	71 781

Maintenance

Parameter		Rest by the beginning of the fiscal year	Rest on the end of the accounting period
name	Code		
1	2	3	4
Received total	810	62 275	-
Including: Bills	811	-	-
The property which is in pledge	820	62 275	-
From it: Objects of permanent assets	821	62 275	-
Securities and other financial investments	822	-	-
Other	823	-	-
Given Total	830	30 000	-
Including: Bills	831	-	-
The property transferred to pledge	840	30 000	-
From it: Objects of permanent assets	841	-	-
Securities and other financial investments	842	-	

			-
Other	843	30 000	-

National aid

Parameter		Accounting period	The similar period of the previous year
name	Code		
1	2	3	4
budgetary funds received in accounting year total	910	-	-
including:	911	-	-
	912	-	-

		By the beginning of fiscal year	Received for the accounting period	Returned for the accounting period	by the end of the accounting period
		3	4	5	6
Budgetary credits total	920	-	-	-	-
Including:	921	-	-	-	-
	922	-	-	-	-

Head

Chief accountant

Information on changes of clauses of balance

Organization.. … JSC "Rostovenergo"

Parameter	On balance for 31.12.2004 (the annual report for 2004)		On balance for 01.01.2005		Divergence	Including:	
	Code	effect of this clause on column 4	Code	effect of this clause on column 3	Total	Change of rules book keeping and reporting in accounting year	Reassessment of fixed assets
1	2	3	4	5	6	7	8
ACTIVE							
I. NON-NEGOTIABLE ACTIVES							
Intangible assets (04,05)	110	4 097	110	4 097	-	-	-
Including:		0		0			
Exclusive rights on patents, programs, trade		0		0			
marks (service marks), Others similar		0		0			
with listed rights and actives	111		111		-	-	-
Organizational expenses	112		112		-	-	-
Business reputation of the organization	113		113		-	-	-
Other kinds of intangible assets	114		114		-	-	-
Charges for research and development	115	4 097	115	4 097	-	-	-
Permanent assets (01,02,03,)	120	9 495 460	120	9 495 460	-	-	-
Including:		0		0	-		
The ground areas and objects of		0		0	-		
wildlife management	121	11	121	11	-	-	-

Buildings, machines and equipment, constructions	**122**	9 425 882	**122**	9 425 882	-	-	-
Other kinds of permanent assets	**123**	69 567	**123**	69 567	-	-	-
Investments in non-negotiable actives **(07,08, 16)**	**130**	404 363	**130**	404 363	-	-	-
Profitable investments in material assets (03)	**135**		**135**		-	-	-
Including		0		0	-		
Property for transfer to leasing	**136**		**136**		-	-	-
Property given by hire agreement	**137**		**137**		-	-	-
Long-term financial investments (58,59)	**140**	752 852	**140**	752 852	-	-	-
Including		0		0	-		
Investments into affiliated companies	**141**	595 281	**141**	595 281	-	-	-
Investments into dependent companies	**142**	64 005	**142**	64 005	-	-	-
Investments into other organizations	**143**	26 541	**143**	26 541	-	-	-
The loans given to organizations		0		0	-		
for the term of more than 12 months	**144**	26 152	**144**	26 152	-	-	-
Other long-term financial investments	**145**	40 873	**145**	40 873	-	-	-
FOR the SUMMARY REPORTING Business reputation of affiliated societies	**146**		**146**		-	-	-
FOR the SUMMARY REPORTING Estimation of participation of parent organization in dependent companies	**147**		**147**		-	-	-
The postponed tax actives	**148**	7 812	**148**	7 812	-	-	-
Other non-negotiable actives	**150**		**150**		-	-	-
TOTAL on section I	**190**	10 664 584	**190**	10 664 584	-	-	-

II. NEGOTIABLE ASSETS		0		0	-		
Stocks	**210**	131 446	**210**	131 446	-	-	-
Including:		0		0	-		
Raw material, materials and other similar		0		0	-		
values **(10, 16)** Animals on cultivation	**211**	108 570	**211**	108 570	-	-	-
	212	-	**212**		-	-	-
Unvaluable and quickwearing subjects (12,13,14)	**X**	-	**X**	-	-	-	
Expenses in work in progress		0		0	-		
(Distribution costs) (20,21,23,29,44)	**213**	-	**213**		-	-	-
Finished goods and goods for resale		0		0	-		
(41, 43)	**214**	840	**214**	840	-	-	-
The goods shipped **(45)**	**215**		**215**		-	-	-
Charges of the future periods	**216**	22 036	**216**	22 036	-	-	-
Other stocks and expenses	**217**		**217**		-	-	-
The value-added tax on the got		0		0	-		
values (19)	**220**	152 626	**220**	152 626	-	-	-
Debt receivable (*payments on which are expected more*		0		0	-		
than in 12 months after		0		0	-		
accounting date	**230**	64 303	**230**	64 303	-	-	-
Including:		0		0	-		
Buyers and customers	**231**		**231**		-	-	-

Notes receivable **(62)**	232		232		-	-	-
Debts of affiliated and dependent		0		0	-		
companies **(60,62,75,76)**	233		233		-	-	-
Advance payments given **(60)**	234		234		-	-	-
Other debtors	235	64 303	235	64 303	-	-	-
Debt receivable (payments on which are expected		0		0	-		
within 12 months after		0		0	-		
accounting date)	240	799 757	240	799 757	-	-	-
Including:		0		0	-		
Buyers and customers **(62,76,63)**	241	508 181	241	508 181	-	-	-
Notes receivable **(62)**	242		242		-	-	-
Debts of affiliated and dependent	243		243		-	-	-
Debts of participants (founders)		0		0	-		
On payments in the charter capital (75	244		244		-	-	-
Advance payments given **(60)**	245	131 526	245	131 526	-	-	-
Other debtors	246	160 050	246	160 050	-	-	-
Short-term financial investments (58, 63, 81)	250	4 900	250	4 900	-	-	-
Including:		0		0	-		
The loans given to the organizations for the term		0		0	-		
less than 12 months	251		251	-	-	-	-
Own shares redeemed from shareholders	252		252		-	-	-

Other short-term financial investments	253	4 900	253	4 900	-	-	-
Money resources	260	6 577	260	6 577	-	-	-
Including: Cash department **(50)**	261	137	261	137	-	-	-
Settlement accounts **(51)**	262	1 068	262	1 068	-	-	-
Currency accounts **(52)**	263		263		-	-	-
Other money resources **(50,55,57)**	264	5 372	264	5 372	-	-	-
Other negotiable assets	270		270		-	-	-
TOTAL on section II	290	1 159 609	290	1 159 609	-	-	-
(III LOSSES)		0		0	-		
Uncovered losses of the last years (88)	X	-	X	-	-	-	
The uncovered loss of fiscal year	X	-	X	-	-	-	
Use of the profit of fiscal year	X	-	X	-	-	-	
TOTAL on section y III	X	-	X	-	-	-	
Balance (the sum of lines 190 + 290)	300	11 824 193	300	11 824 193	-	-	-
PASSIVE **III. CAPITAL AND RESERVES**		0		0	-		
Charter capital (80)	410	4 054 502	410	4 054 502	-	-	-
The own shares redeemed from shareholders	415		415		-	-	-
Added capital (83)	420	5 001 478	420	5 001 478	-	-	-
Calculations on the allocated property	423		423		-	-	-
Reserve capital (82)	430	33 361	430	33 361	-	-	-

Including:		0		0	-		
The reserves formed according		0		0	-		
to the legislation	431	33 361	431	33 361	-	-	-
The reserves formed according		0		0	-		
to constituent documents	432		432		-	-	-
Fund of accumulation	X	-	X	-	-	-	
Target investment means (886)	X	-	X	-	-	-	
Fund of social sphere	440		440		-	-	-
Target financing (86)	450		450		-	-	-
Unallotted profit of the last years (84)	460	1 313 343	460	1 592 080	278 737	278 737	-
The uncovered loss of the last years (84)	465	-86 746	465	-86 746	-	-	-
Unallotted profit of fiscal year	470	278 737	470	-	(278 737)	(278 737)	-
The uncovered loss of fiscal year	475		475		-	-	-
Use of the profit of fiscal year	x	-	x	-	-		
TOTAL on section III	490	10 594 675	490	10 594 675	-	-	-
FOR the SUMMARY REPORTING Business reputation of affiliated companies	495		495		-	-	-
FOR the SUMMARY REPORTING Share of minority	500		500		-	-	-
IV. LONG-TERM LIABILITIES		0		0	-		
Loans and credits (67)	510	21 543	510	21 543	-	-	-
Including:		0		0	-		
Credits of banks subjected to repayment		0		0			

					-		
More than in 12 months after accounting date	511		511		-	-	-
The loans subjected to repayment		0		0	-		
The loans subjected to repayment	512	21 543	512	21 543	-	-	-
The postponed tax obligations	515	115 490	515	115 490	-	-	-
Other fixed liabilities	520	14 175	520	14 175	-	-	-
TOTAL on section IV	590	151 208	590	151 208	-	-	-
V . SHORT-TERM LIABILITIES		0		0	-		
Loans and credits (66)	610	35 441	610	35 441	-	-	-
Including:		0		0	-		
The credits of banks subjected to repayment during		0		0	-		
12 months after accounting date	611	35 441	611	35 441	-	-	-
The loans subjected to repayment during		0		0	-		
12 months after accounting date	612		612		-	-	-
Accounts payable	620	870 723	620	870 723	-	-	-
Including: Suppliers and contractors **(60,76)**	621	296 876	621	296 876	-	-	-
Bills to payment (60)	622		622		-	-	-
Debts against affiliated and dependent companies	623		623		-	-	-
Salary accruals before the personnel **(70)**	624	100 139	624	100 139	-	-	-
Debts on social insurance		0		0	-		
And maintenance (69)	625	27 793	625	27 793	-	-	-
Debts under taxes and tax collections (68)	626	87 504	626	87 504		-	-

					-		
Advance payments received (62)	627	133 212	627	133 212	-	-	-
Other creditors	628	225 199	628	225 199	-	-	-
Calculations on an abonent payment	X	-	X	-	-	-	
Debts to participants (founders) on payment		0		0	-		
income (75)	630	8 507	630	8 507	-	-	-
Incomes of the future periods (98)	640	91 858	640	91 858	-	-	-
Funds of consumption	X	-	X	-	-	-	
Reserves of forthcoming charges and payments (96)	650	71 781	650	71 781	-	-	-
Other current liabilities	660		660		-	-	-
TOTAL on section V	690	1 078 310	690	1 078 310	-	-	-
BALANCE (the sum of lines 490+590+690)	700	11 824 193	700	11 824 193	-	-	-

Chief accountant L.N.Larkova

Appendix # 5

The information on the persons included to the Board of Directors of the Company elected by general meeting of the shareholders on 31.05.05:

Structure of the Board of Directors:

Chairman of Board of Directors: ***Obukhov Pavel Andreevich***

Members of the Board of Directors:
1. Burnashev Dmitry Aleksandrovich,
Year of birth: ***1964***
Education: ***higher school***

Share in the charter capital of the emitter: ***has no share***
Shares in affiliated / dependent companies of the emitter: ***has no share***

Posts for the last 5 years:
The period: ***1998 - 2001*** Organization: ***JSC "Orelenergo"***
Field of activity: ***power***
Post: ***the Assistant to the Director General***

The period: ***2001 - 2004*** Organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the Deputy Chief, the Chief of Department of economy of holding and affiliated societies***

The period: ***2004 - present*** Organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the Chief of Department of business - planning of the corporate center***

2. Kushnarev Feodor Andreevich

Year of birth: ***1944***
Education: ***higher school***

Share in the charter capital of the emitter: ***has no share***
Shares in affiliated / dependent companies of the emitter: ***has no share***

Posts for the last 5 years:
The period: ***1994 - 2005*** Organization: ***JSC "Rostovenergo"***
Field of activity: ***power***
Post: ***Director General***

The period: ***2005 – present*** Organization: ***Southern branch of JSC "MRNC of Center and the NC"***
Field of activity: ***power***
Post: ***Director General***

The period: ***2005 - present*** Organization: ***JSC "Managing Company Rostovenergo"***
Field of activity: ***power***
Post: ***Director General***

The period: ***2005 - present*** Organization: ***JSC "Volgogradenergo"***
Field of activity: ***power***
Post: ***a Member of Board of Directors***

The period: ***2005 - present*** Organization: ***JSC "Stavropolenergo"***
Field of activity: ***power***
Post: ***a Member of Board of Directors***

The period: ***2005 - present*** Organization: ***JSC "Dagenergo"***
Field of activity: ***power***
Post: ***a Member of Board of Directors***

The period: ***2005 - present*** Organization: ***JSC "Astrakhanenergo"***
Field of activity: ***power***
Post: ***a Member of Board of Directors***

The period: ***1999 - present*** Organization: ***JSC "Gasenergo"***
Field of activity: ***power***
Post: ***a Member of Board of Directors***

3. Akhanov Dmitry Sergeevich,
Year of birth: ***1975***
Education: ***higher school***

Share in the charter capital of the emitter: ***has no share***
Shares in affiliated / dependent companies of the emitter: ***has no share***

Posts for the last 5 years:
The period: ***2000 - 2002*** Organization ***"Investment and bank group NIKoil"***
Field of activity: ***bank activity***
Post: ***the Manager of Management of corporate financing, director of the project***

The period: ***2002 - 2003*** Organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the Deputy Chief of Department of management of the capital***

The period: ***2003 - present***
The organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the Chief of Department of strategy of Control centre of reform***

The period: ***2004 - present*** Organization: ***JSC "Nizhegorodskaya HPP"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present*** Organization: ***JSC "Arkhenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present*** Organization: ***JSC "Vladimirenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present*** Organization: ***JSC "Karelenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present*** Organization: ***JSC "Kirovenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present*** Organization: ***JSC "Khakasenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present*** Organization: ***JSC "Permskaya HPP"***
Field of activity: ***power***
Post: ***the Member of Board of directors***

The period: ***2005 - present*** Organization: ***JSC "OGC-5"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

4. Tuzhilin Alexey Eljevich,
Year of birth: ***1968***
Education: ***higher school***

Share in the charter capital of the emitter: ***has no share***
Shares in affiliated / dependent companies of the emitter: ***has no share***

Posts for the last 5 years:
The period: ***1997 - 2002***
Organization: ***JSC " Sibneft " Moscow***
Field of activity: ***oil extracting***
Post: ***the Leading expert, the main expert, the chief of Department of securities of Department of corporate management, Management of the corporate finance***

The period: ***2002 - 2003***
The organization: the Moscow representation of company **Millhouse Capital UK Limited**
Field of activity: ***business***
Post: ***the Chief of Corporate management***

The period: ***2003 - present***
The organization: ***JSC "Complex power systems" Moscow***
Field of activity: ***power***
Post: ***the Assistant to the General Director on corporate management***

The period: ***2004 - present***
The organization: ***JSC "Russian Municipal Systems" Mytischi***
Field of activity: ***municipal services***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "CES-EnergpStroyEngineering" of Noyabrsk Yamal-Nenets district***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Nizhnovenergo" of Nizhni Novgorod***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Sverdlovsk main networks" Ekaterinburg***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Perm main network company" Perm***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "TGK-9" Perm***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "TGK-6" of Nizhni Novgorod***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

5. ***Obukhov Pavel Andreevich,***
Year of birth: ***1958***
Education: ***higher school***

Share in the charter capital of the emitter: ***has no share***
Shares in affiliated / dependent companies of the emitter: ***has no share***

Posts for last 5 years:

The period: ***2000 - 2002*** Organization: ***JSC "Belgorodenergo"***
Field of activity: ***power***
Post: ***the Chief accountant, the assistant to the General Director on control systems***

The period: ***2002 - 2003*** Organization: ***the Airport Management Company Moscow***
Field of activity: ***civil aircraft***
Post: ***the Leading adviser***

The period: ***2003 - 2003*** Organization: ***JSC "AKG Development of business- systems" Moscow***
Field of activity: ***consultation services***
Post: ***the Leading adviser***

The period: ***2003 - 2005*** Organization: ***JSC "Belgorodenergo"***
Field of activity: ***power***
Post: ***the Chief of Department of quality management, director on development of systems and technologies of management***

The period: ***2005 – present*** Organization: ***JSC " MPCK of the Center and the Northern Caucasus "***
Field of activity: ***power***
Post: ***Director on strategic development***

The period: ***2005 - present*** Organization: ***JSC "Bryanskenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

6. ***Yeremeyev Maxim Aleksandrovich,***
Year of birth: ***1974***
Education: ***higher school***

Share in the charter capital of the emitter: ***has no share***
Shares in affiliated / dependent companies of the emitter: ***has no share***

Posts for last 5 years:

The period: *1999 - 2002* Organization: *JSC "Knakovskaya HPP"*
Field of activity: *power*
Post: *the Leading economist of the Department of account of the capital*

The period: *2002 - 2003* Organization: *Representation of RJSC "UES of Russia"*
Field of activity: *power*
Post: *the Adviser*

The period: *2003 – present* Organization: *Fund «Institute of professional directors»*
Field of activity: *power*
Post: *the Adviser*

The period: *2005 - present*
The organization: *JSC "Voronezhenergo"*
Field of activity: *power*
Post: *the Member of Board of Directors*

The period: *2005 - present*
The organization: *JSC "Tverenergo"*
Field of activity: *power*
Post: *the Member of Board of Directors*

The period: *2005 - present*
The organization: *JSC "Novgorodenergo"*
Field of activity: *power*
Post: *the Member of Board of Directors*

The period: *2004 - present*
The organization: *JSC «Lipetskenergo»*
Field of activity: *power*
Post: *the Deputy Chairman of Board of Directors*

The period: *2004 - present*
The organization: *JSC "Rostopenergo"*
Field of activity: *power*
Post: *the Member of Board of Directors*

The period: *2003 - present*
The organization: *JSC " Sanatorium "Energetik " Caspiysk*
Field of activity: *power*
Post: *the Member of Board of Directors*

The period: *2003 - present*
The organization: *JSC "Chitatekhenergo"*
Field of activity: *power*
Post: *the Deputy Chairman of Board of Directors*

The period: *2004 - present*
The organization: *JSC "Kirobelektrosetservis"*
Field of activity: *power*
Post: *the Member of Board of Directors*

The period: *2004 - present*
The organization: *JSC "Energoservic" Omsk*

Field of activity: *power*
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Yarenergo"***
Field of activity: *power*
Post: ***the Deputy Chairman of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Volzhskaya HPP"***
Field of activity: *power*
Post: ***Chairman of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Kolenergo"***
Field of activity: *power*
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Ulyanovskenergo"***
Field of activity: *power*
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Northwest TPP» Saint Petersburg***
Field of activity: *power*
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Konakovskaya HPP"***
Field of activity: *power*
Post: ***the Member of Board of Directors***

The period: ***2003 - present***
The organization: ***JSC "Kostromaenergoremont"***
Field of activity: *power*
Post: ***the Member of Board of Directors***

The period: ***2003 - present***
The organization: ***JSC "Arkhangelsksetremont"***
Field of activity: *power*
Post: ***the Member of Board of Directors***

The period: ***2003 - present***
The organization: ***JSC "Maryenergoremont"***
Field of activity: *power*
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Maryelektosetservis"***
Field of activity: *power*
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "TGK-4", Tula***
Field of activity: *power*
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Hotel industry" Ryazan***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC « Ivanovo power selling company»***
Field of activity: ***power***
Post: ***the Deputy Chairman of Board of Directors***

The period: ***2004 - present***
The organization: ***JSCPenza power selling company »***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Kurskenergosbyt"***
Field of activity: ***power***
Post: ***the Deputy Chairman of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Tumenenergosetservis"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Smolenskenergosbyt"***
Field of activity: ***power***
Post: ***the Deputy Chairman of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Complex power repair» Republic of Komi***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Power repair enterprise Konakovkaya HPP»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Zagorsk APS»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Moskovskaya thermal power networks company"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "TGK-10" Chelyabinsk***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***

The organization: ***JSC "TGK-2" Yaroslavl***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Sverdlovsk generating company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Nizhniy Novgorod marketing company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

7. Glushchenko Alexey Dmitrievich,
Year of birth: *1974*
Education: ***higher school***

Share in the charter capital of the emitter: ***has no share***
Shares in affiliated / dependent companies of the emitter: ***has no share***
Posts for last 5 years:

The period: *1996 - 2002* Organization: ***JSC "Irkutskenergo"***
Field of activity: ***power***
Post: ***the Economist of Productive and Economic Department, the Chief of Department of budgeting and the reporting***

The period: ***2002 - present***
The organization: ***JSC "Complex power systems" Moscow***
Field of activity: ***power***
Post: ***the Assistant to the General Director***

The period: ***2004 - present***
The organization: ***JSC "Sverdlovskenergo" Ekaterinburg***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Permenergo" Perm***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Komienergo" Syktyvkar***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC " Нижновэнерго " of Nizhni Novgorod***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Nizhniy Novgorod generating company» Nizhni Novgorod***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Rostov generating company» Rostov-on-Don***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Main network company "Rostovenergo" Rostov-on-Don***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Power sale Rostovenergo» Rostov-on-Don***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Managing company Rostovenergo» Rostov-on-Don***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Perm generating company» Perm, GSP***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Perm power managerial company» Perm, GSP***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Perm power Sale Company» Perm, GSP***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Perm main network company» Perm, GSP***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC « Яйвинская a state district power station » Perm of GSP***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC « Sverdlovsk generating company» Ekaterinburg***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Sverdlovsk power managing company» Ekaterinburg***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Sverdlovsk main networks» Ekaterinburg***

Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC «Serovskaya HPP» Serov***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "Sverdlovenergosbyt" Ekaterinburg***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "TGK-9" Perm, GSP***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2004 - present***
The organization: ***JSC "OGK-2" Perm, GSP***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "TGK-6" Nizhni Novgorod***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "TGK-5" Cheboksary***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "KIrovenergo" Kirov***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Vyatskaya electrothermal company" Kirov***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Udmurtenergo" Izhevsk***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Udmurt territorial generating company" Izhevsk***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Vladimirenergo" Vladimir***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Ivenergo" Ivanovo***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Ivanovo generating company" Ivanovo***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Ivanovo power Sale Company" Ivanovo***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

8. Nepsha Valery Vasiljevich,
Year of birth: ***1976***
Education: ***higher school***

Share in the charter capital of the emitter: ***has no share***
Shares in affiliated / dependent companies of the emitter: ***has no share***
Posts for last 5 years:

The period: ***1999 - 2003***
The organization: ***RJSC "UES of Russia»***
Field of activity: ***power***
Post: ***the Main expert of Department of a corporate policy***

The period: ***2003 - present***
The organization: ***Fund «Institute of professional directors»***
Field of activity: ***power***
Post: ***the Assistant to the General Director.***

The period: ***2005 - present***
The organization: ***JSC "Kurskenergo"***
Field of activity: ***power***
Post: ***Chairman of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Belgorod marketing company»,***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Bryansk generating company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Voronezhenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Dalenergoremont"***
Field of activity: ***power***

Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Ekaterinburg electro Network Company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Zhigulevskaya HPP»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Zagorsk SAPP"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Ivenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC « Kaluga generating company »***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Kirovenergosbyt"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Kostromskaya HPP»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Kostroma generating company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Lipetsk generating company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Mari regional generating company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Moscow regional electro Network Company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Mosteplosetenergoremont"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Nizhnovenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Novgorodenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "OGK-4"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «OGK-5» Ekaterinburg***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Oryolenergoremont"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Oryol generating company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Mobile power»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Permenergotrans"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Pskovskaya HPP»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Smolensk main networks»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Tambov generating company»***

Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Tverenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Udmurt main networks»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Yuzhnouralskaya HPP»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Yaroslavl managing power company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Ryazan thermal power Supply Company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

9. ***Kharchilava Khvicha Patayevich***

Year of birth: ***1972***
Education: ***higher school***

Share in the charter capital of the emitter: ***has no share***
Shares in affiliated / dependent companies of the emitter: ***has no share***
Posts for last 5 years:

The period: ***1999 - 2003***
Organization: ***the International research and consulting project on development of management "Tempus"***
Field of activity: ***business***
Post: ***the Project head***

The period: ***2003 - present***
Organization: ***JSC "Rus-Bank" of JSC " Rosgosstrakh "***
Field of activity: ***insurance***
Post: ***the Adviser on administrative questions***

The period: ***2003 - present***
Organization: ***Fund «Institute of professional directors»***
Field of activity: ***power***
Post: ***the Adviser***

The period: ***2005 - present***
The organization: ***JSC "Rus-Bank"***
Field of activity: ***banking***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Sulakenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Kabbalkenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Experimental TPP»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Zaramagskiye HPPs»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Zelenchukskiye HPPs»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC «Voronezh power Sale Company»***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

10. Kolesnikov Anton Sergeevich,
Year of birth: ***1980***
Education: ***higher school***

Share in the charter capital of the emitter: ***has no share***
Shares in affiliated / dependent companies of the emitter: ***has no share***

Posts for last 5 years:

The period: ***2003 - 2004***
The organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the Manager of the project of the center on projects of reforming realization***

The period: ***2004 - present***
The organization: ***JSC "FSK UES"***
Field of activity: ***power***
Post: ***the Deputy Chief of Department of management of regional network Complexes***

The period: ***2005 - present***
The organization: ***JSC "Volgogradenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Dagenergo"***

Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Udmurtenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Nizhnovenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Sverdlovenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "Tulaenergo"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

The period: ***2005 - present***
The organization: ***JSC "KEUK"***
Field of activity: ***power***
Post: ***the Member of Board of Directors***

Appendix # 6

The information on the persons included to the Board of Directors of the Company elected by general meeting of the shareholders on 25.05.04

Structure of the Board of Directors:

Chairman of Board of directors: ***Nikitin Danil Nikolaevich***

Members of the Board of Directors
:

1. ***Burnashev Dmitry Aleksandrovich,***
Year of birth: ***1964***
Education: ***higher school***

Share in the charter capital of the emitter: ***has no share***
Shares in affiliated / dependent companies of the emitter:
has no share

Posts for the last 5 years:
The period: ***1998 - 2001*** Organization: ***JSC "Orelenergo"***
Field of activity: ***power***
Post: ***the Assistant to the Director General***

The period: ***2001 - 2004*** Organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the Deputy Chief, the Chief of Department of economy of holding and affiliated societies***

The period: ***2004 - present*** Organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the Chief of Department of business - planning of the corporate center***

2. ***Kushnarev Feodor Andreevich,***
Year of birth: ***1944***
Education: ***higher school***

Share in the charter capital of the emitter: ***has no share***
Shares in affiliated / dependent companies of the emitter:
has no share

Posts for the last 5 years:
The period: ***1994 – present*** Organization: ***JSC "Rostovenergo"***
Field of activity: ***power***
Post: ***Director General***

The period: ***2005 - present*** Organization: ***JSC "Rostov generating company"***
Field of activity: ***power***
Post: ***Director General***

The period: ***2005 - present*** Organization: ***JSC "Power sale Rostovenergo"***
Field of activity: ***power***
Post: ***Director General***

The period: ***2005 - present*** Organization: ***JSC "Managing company Rostovenergo"***
Field of activity: ***power***
Post: ***Director General***

3. Kostenko Vladimir Ivanovich,
Year of birth: ***1955***
Education: ***higher school***

Share in the charter capital of the emitter: ***has no share***
Shares in affiliated / dependent companies of the emitter:
has no share

Posts for the last 5 years:
The period: ***2000 - 2001*** Organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the Chief of Department on work with territories, joint-stock companies.***

The period: ***2001 - 2003*** Organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the Chief of Department on operative management and coordination of activity of the affiliated and dependent power companies***

The period: ***2003 – 2004*** Organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the Chief of Department on operative management***

The period: ***2004 - present***
The organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the Assistant to executive director of Business - unit N 1***

4. Slobodin Michael Jurjevich,
Year of birth: ***1972***
Education: ***higher school***

Share in the charter capital of the emitter: ***has no share***
Shares in affiliated / dependent companies of the emitter:
has no share

Posts for the last 5 years:
The period: ***2000 - 2001*** Organization: ***JSC "Renova", Moscow***
Field of activity: ***Consulting***
Post: ***Director of Department of regional development***

The period: ***2001 - 2002*** Organization: ***JSC "Irkutskenergo"***
Field of activity: ***power***
Post: ***Director on finance, the 1st assistant to Director General on finance and economy.***

The period: ***2002 - 2003***
The organization: ***JSC "Tyumenskaya Neftyanaya Compania"***
Field of activity: ***oil extracting***
Post: ***Director of Department on development of electric power business***

The period: ***2002 - 2003***
The organization: ***JSC "Tyumenskaya Neftyanaya Compania Management"***
Field of activity: ***oil extracting***
Post: ***Director of Department on development of electric power busines***

The period: ***2003 - 2004***
The organization: ***JSC "TNC – BR - Management"***

Field of activity: ***oil extracting***
Post: ***Vice-President on power***

The period: ***2003 - present***
The organization: ***JSC "Complex power systems", Moscow***
Field of activity: ***power***
Post: ***Director General***

5. Vysokov Vasily Vasiljevich,
Year of birth: ***1955***
Education: ***higher school***

Share in the charter capital of the emitter: ***has no share***
Shares in affiliated / dependent companies of the emitter:
has no share

Posts for the last 5 years:
The period: ***1999 - 2002*** Organization: ***JSC CB "Tsentr - Invest"***
Field of activity: ***investments***
Post: ***Vice-Chair of Board of Directors***

The period: ***2002 – present*** Organization: ***JSC CB "Tsentr - Invest"***
Field of activity: ***Bank activity***
Post: ***Chairman of Board of Directors***

6. Nikitin Danil Nikolaevich,
Year of birth: ***1972***
Education: ***higher school***

Share in the charter capital of the emitter: ***has no share***
Shares in affiliated / dependent companies of the emitter:
has no share

Posts for the last 5 years:
The period: ***2000 - 2004*** Organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the1st deputyChief of Department of a corporate policy***

The period: ***2004 - present*** Organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the Assistant to the Managing Director, Executive Director of Business - unit N 1***

7. Glushchenko Alexey Dmitrievich,
Year of birth: ***1974***
Education: ***higher school***

Share in the charter capital of the emitter: ***has no share***
Shares in affiliated / dependent companies of the emitter:
has no share

Posts for the last 5 years:
The period: ***1996 - 2002*** Organization: ***JSC "Irkutskenergo"***
Field of activity: ***power***
Post: ***the Economist of productive and economic department, the chief of department of budgeting and reporting***

The period: ***2002 - present***
The organization: ***JSC "Complex power systems", Moscow***
Field of activity: ***power***
Post: ***the Assistant to Director General***

8. Nazarov Sergey Makarovich,
Year of birth: ***1961***
Education: ***higher school***

Share in the charter capital of the emitter: ***has no share***
Shares in affiliated / dependent companies of the emitter:
has no share

Posts for the last 5 years:
The period: ***1998 - present***
The organization: ***Administration of the Rostov Region***
Field of activity: ***State Management***
Post: ***the Deputy Head of Administration of Region - minister of fuel, power and natural resources, a member of the Government.***

9. Panov Peter Aleksandrovich,
Year of birth: ***1951***
Education: ***higher school***

Share in the charter capital of the emitter: ***has no share***
Shares in affiliated / dependent companies of the emitter:
has no share

Posts for the last 5 years:
The period: ***2000 – present*** Organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the 1st deputy Chief of Department - Secretary of Chairman of Board of RJSC "UES of Russia"***

10. Kolesnikov Anton Sergeevich,
Year of birth: ***1980***
Education: ***higher school***

Share in the charter capital of the emitter: ***has no share***
Shares in affiliated / dependent companies of the emitter:
has no share

Posts for the last 5 years:
The period: ***2003 - 2004***
The organization: ***RJSC "UES of Russia"***
Field of activity: ***power***
Post: ***the Manager of the project of the center on realization of projects of reforming***

The period: ***2004 - present***
The organization: ***JSC "FNC UES"***
Field of activity: ***power***
Post: ***the Deputy Chief of Department of management of regional network Complexes***

Appendix # 7

Data on Observance of the Code of Corporate Behavior of FSFM of Russia

N	Position of the Code of Corporate Behaviour	Observed or Not observed	Note
	General Meeting of Shareholders		
1.	Notifying shareholders about carrying out of a general meeting of shareholders not less than 30 days prior to date of its carrying out irrespective of the questions included in its agenda if the legislation does not stipulate the greater term	**Observed**	Article 11 point 11.5. Charter of the Company. Notice is printed in newspaper "MOLOT" and posted by the certified mail with bulletins for voting
2.	Possessing by shareholders of an opportunity to get acquainted with the list of the persons having the right on participation in general meeting of Shareholders, since the day they got Messages on carrying out of general meeting of shareholders and before closing internal general meeting shareholders, and in case of correspondence general meeting shareholders - up to a date closed of reception of bulletins for voting	**Observed**	In the notice are specified to shareholders those addresses of the Emitter and the depositary where they can get acquainted with the list of the persons having the right on participation in general meeting of shareholders
3.	Possessing by shareholders of an opportunity to get acquainted with the information (materials) subject to preparing presentation for carrying out of general meeting of shareholders, by means of an electronic communication facility, including by Internet	**Observed**	Such opportunity is given to shareholders Official site of the Company www.rosten.ru section "To shareholders and investors" subitem "Information on meetings of shareholders"
4.	Possessing by a shareholder of an opportunity to bring in a question to the agenda of general meeting of shareholders or to demand convocation of general meeting of shareholders without presentation an extract from the register of shareholders if the account of his rights to shares is carried out in system of conducting the register of shareholders and in case his rights on the shares are taken into account on the account of depo, - sufficiency of an extract from the account of depo for realization of the above-stated rights	**Observed**	Such opportunity is given to shareholders предъявление
5.	Presence in the Charter or internal documents of joint-stock company of the requirement on obligatory presence at a	**Not observed**	It is not stipulated by the Charter and internal documents of the

	general meeting of shareholders of Director General, members of Board, members of Board of Directors, members of a Revision Committee and the Auditor of the joint-stock company		Company. But, it is actually observed (at a meeting of shareholders necessarily there are the Director General, members of Board, members of Board of Directors)
6.	Obligatory presence of candidates when consideration on general meeting of shareholders of questions on election of members of Director General, members of Board, members of Board of Directors, members of a Revision Committee, and also a question on the statement of the Auditor of the joint-stock company are carried out	**Not observed**	It is not stipulated by the Charter and internal documents of the Company
7.	Presence in internal documents of the joint-stock company the order of procedure of registration of participants of general meeting of shareholders	**Observed**	Article 3.1. Regulations about the order of preparation and carrying out of General meeting of shareholders of JSC "Rostovenergo"
	Board of Directors		
8.	Presence in the Charter of the joint-stock company of the power of Board of Directors on the annual statement of the financial and economic plan of the joint-stock company	**Observed**	Article 15, point 15.1, sub point 19 of the Charter
9.	Presence of the procedure of risks management in the joint-stock company authorized by Board of Directors	**Not observed**	It is not stipulated by the Charter and internal documents of the Company
10.	Presence in the Charter of the joint-stock Company of the right of Board of Directors to make the decision on termination of power of Director General appointed by the general meeting of shareholders	**Not observed**	It is not stipulated by the Charter since according to article 15 point 15.1. sub point 12 of the Charter, election of the Director General and the preschedule termination of his power concern to the competence of Board of Directors
11.	Presence in the charter of the joint-stock company of the right of Board of Directors to establish requirements to qualification and a rate of commission to Director General, members of Board, heads of the basic structural divisions of the joint-stock company	**Observed**	Article 15, point 15.1, sub point 14 of the Charter. Regulations about material stimulation of the Director General of the company are accepted by Board of Directors on September, 16 2005, Report #5
12.	Presence in the Charter of the joint-stock	**Observed**	Article 15, point 15.1, sub

	company of Board of Directors' right to approve conditions of contracts with Director General and members of Board		point 14 of the Charter
13.	Presence in the Charter or in internal documents of the joint-stock company of the requirement that at the statement of conditions of contracts with Director General (managing organization, manager) and members of Board the voices of members of the Board of Directors being Director General and members of Board, at calculation of voices are not taken into account	**Not observed**	It is not stipulated by the Charter and internal documents of the Company
14.	Presence in structure of Board of Directors of the joint-stock company not less than 3 independent directors who meets the requirements of the Code of Corporate Behavior	**Observed**	1) Tuzhilin Alexey Eljevich 2) Glushchenko Alexey Dmitrievich 3) Yeremeyev Maxim Aleksandrovich 4) Nepsha Valery Vasiljevich 5) Kharchilava Khvicha Pataevich
15.	Absence from the structure of Board of Directors of the joint-stock company of persons who admitted guilty in fulfillment of crimes in sphere of economic activities or crimes against the government, interests of public service and service in institutions of local government or to which administrative punishments for offences were applied in the field of enterprise activity or in the field of the finance, taxes and tax collections, a securities market	**Observed**	Such persons are not present
16.	Absence in structure of Board of Directors of the joint-stock company of the persons being the participant, Director General (manager), a member of controls or the worker of the legal person competing to the joint-stock company	**Observed**	Such persons are not present
17.	Presence in the Charter of the joint-stock company of the requirement about election of Board of Directors as cumulative voting	**Observed**	Article 10, point 10.8 of the Charter, Regulations about Board of Directors point 3.4. It is authorized by General meeting of shareholders on 31.05.2002.
18.	Presence in internal documents of the joint-stock company of a duty of members of Board of Directors to abstain from actions which will result or are potentially	**Not observed**	Actually, according to article 20 of point 20.11. of the Charter of the Company: the Director

	capable to lead to occurrence of the conflict between their interests and interests of joint-stock company, and in case of occurrence of such conflict - duty to open to Board of Directors the information on this conflict		General, members of Board of the Company should operate in interests of a Company...
19.	Presence in internal documents of the joint-stock company of a duty of members of Board of Directors to notify in writing Board of Directors about intention to make transaction with securities of the joint-stock company, which members of Board of Directors they are, or its affiliated (dependent) companies and also to open the information on the transactions accomplished by them with such securities	**Not observed**	It is not stipulated by internal documents of the joint-stock company
20.	Presence in internal documents of the joint-stock company of the requirement on carrying out of sessions of Board of Directors not less often than once in six weeks	**Not observed**	In the Charter of the Company, point 18.2. and point 5.1. of Regulations about the order of convocation and carrying out of sessions of Board of Directors of JSC "Rostovenergo" carrying out of sessions of Board of Directors is stipulated as required, but not less often than once in quarter. In fact, carrying out of sessions of Board of Directors occurs once in three weeks.
21.	Carrying out of sessions of Board of Directors of the joint-stock company within one year for which the annual report of the joint-stock company is made, with periodicity not less often than an once in six weeks	**Not observed**	In the Charter of the Company, point 18.2. and point 5.1. of Regulations about the order of convocation and carrying out of sessions of Board of Directors of JSC "Rostovenergo" carrying out of sessions of Board of Directors is stipulated as required, but not less often than once in quarter. In fact, carrying out of sessions of Board of Directors occurs once in three weeks.
22.	Presence in internal documents of the joint-stock company the order of carrying out of sessions of Board of Directors	**Observed**	Regulations about the order of convocation and carrying out of sessions of Board of Directors of JSC

			"Rostovenergo"
23.	Presence in internal documents of the joint-stock company of Regulations about of necessity of approval by Board of Directors of transactions of the joint-stock company for the sum of 10 and more percent] of cost of actives of the company, except for the transactions made during usual economic activity	**Observed**	Article 15, point 24 of the Charter of JSC "Rostovenergo"
24.	Presence in internal documents of the joint-stock company of the right of members of Board of Directors on reception from agencies and heads of the basic structural divisions of the joint-stock company of the information necessary for realization of the functions, and also the responsibility for a unaccordance of such information	**Observed**	Section 3. Regulations about the order of convocation and carrying out of sessions of Board of Directors of JSC "Rostovenrgo"
25.	Presence of committee of Board of Directors on strategic planning or putting on of functions of the specified committee on other committee (except for committee on audit and committee on the staff and compensations)	**Observed**	According to the Decision of Board of Directors of 26.12.2005, Report #9, Committee on strategy, development and reforming of Board of Directors was created
26.	Presence of committee of Board of Directors (committee on audit) which recommends to Board of Directors the auditor of joint-stock company and cooperates with it and with the revision committee of the joint-stock company	**Observed**	It was created under the decision of Board of Directors of 26.12.2005, Report #9
27.	Presence in structure of committee on audit only independent and non-executive directors	**Not observed**	The personal structure of Committee on audit is elected by the decision of Board of Directors of 10.02.06, Report #11. Four ones are independent directors of five members of Committee
28.	Realization of a management by the committee on audit by an independent director	**Observed**	The management of Committee is carried out by an independent director.
29.	Presence in internal documents of the joint-stock company of the right of access for all members of committee on audit to any documents and the information on the joint-stock company under condition of nondisclosure of the confidential information by them	**Observed**	Пункты 3.1.2. и 11.1. Положения о Комитете по аудиту Совета директоров Общества Points 3.1.2. and 11.1. of Regulations about Committee on audit of Board of Directors of the Company

30.	Creation of committee of Board of Directors (committee on the staff and compensations) which function is definition of criteria of selection of candidates in members of Board of Directors and development of a policy of joint-stock company in the field of compensation	**Not observed**	Article 19 of the Charter of the Company provides an opportunity of formation of Committees of Board of Directors under decision of BD. Regulations about compensation of the top managers (BD, report #5 of 16.09.2005, point 9)
31.	Realization of management by committee on the staff and compensations by an independent director	**Not observed**	Article 19 of the Charter of the Company provides an opportunity of formation of Committees of Board of Directors under decision of BD
32.	Absence from the structure of committee on staff and compensations of officials of the joint-stock company	**Not observed**	Committee on staff and compensations is not created
33.	Creation of committee of Board of Directors on risks or putting on of functions of the specified committee on other committee (except for committee on audit and committee on staff and compensations)	**Not observed**	Article 19 of the Charter of the Company provides an opportunity of formation of Committees of Board of Directors under decision of BD.
34.	Creation of committee of Board of Directors on settlement of corporate conflicts or putting on of functions of the specified committee on other committee (except for committee on audit and committee on staff and compensations)	**Not observed**	The committee of Board of Directors on settlement of corporate conflicts to decision of BD is not created
35.	Absence from structure of committee on settlement of corporate conflicts of officials of the joint-stock company	**Not observed**	The committee of Board of Directors on settlement of corporate conflicts to decision of BD is not created
36.	Realization of management of committee on settlement of corporate conflicts by an independent director	**Not observed**	The committee of Board of Directors on settlement of corporate conflicts to decision of BD is not created
37.	Presence of the internal documents of the joint-stock company providing the order of formation and work of committees of Board of Directors authorized by Board of Directors	**Observed**	Article 19 points 19.1., 19.3. the Charter of the Company. The decision of Board of Directors of 26.12.2005, Report #9, authorizes Regulations about Committees

38.	Presence to the charter of the joint-stock company the order of definition of quorum of Board of Directors, allowing to provide obligatory participation of independent directors in sessions of Board of Directors	**Not observed**	By the Charter it is not stipulated
	Executive Bodies		
39.	Presence of a joint ***Executive Body*** (board) of joint-stock company	**Observed**	Article 21 of Charter of the Company
40.	Presence to the Charter or internal documents of the joint-stock company of regulations about of necessity of approval by Board of transactions with the real estate, receptions by joint-stock company of credits if the specified transactions do not concern to large transactions and their fulfillment does not concern to usual economic activities of joint-stock company	**Observed**	Article 21, point 21.2 of Charter of the Company
41.	Presence in internal documents of the joint-stock company of procedure of the coordination of operations which are beyond the financial and economic plan of the joint-stock company	**Not observed**	It is not stipulated by internal documents
42.	Absence from the structure of executive bodies of the persons being the participant, the Director General (manager), a member of controls or the worker of the legal person competing to the joint-stock company	**Observed**	Such persons are not present
43.	Absence from the structure of Board of Directors of the joint-stock company of persons who admitted guilty in fulfillment of crimes in sphere of economic activities or crimes against the government, interests of public service and service in institutions of local government or to which administrative punishments for offences were applied in the field of enterprise activity or in the field of the finance, taxes and tax collections, a securities market If functions of an individual executive body are carried out by a managing organization or the manager conformity of the Director General and members of Board of the managing organization or the manager to the requirements showed to the Director General and members of Board of the joint-stock company	**Observed**	Such persons are not present
44.	Presence in the charter or internal documents of the joint-stock company of	**Not observed**	It is not stipulated by internal documents

	an interdiction to the managing organization (manager) to carry out similar functions in a competing company, and also to be in any other property relations with joint-stock company, besides rendering services of the managing organization (manager)		
45.	Presence in internal documents of the joint-stock company of a duty of executive body to abstain from actions which will result or are potentially capable to lead to occurrence of the conflict between their interests and interests of joint-stock company, and in case of occurrence of such conflict - duty to inform on it Board of Directors	**Observed**	Article 20 point 20.11 of the Charter of the Company "Director General, members of Board of the Company should operate in interests of the Company ... "
46.	Presence in the charter or internal documents of the joint-stock company of criteria of selection of the managing organization (manager)	**Not observed**	It is not stipulated by internal documents, nor Charter
47.	Representation by executive bodies of the joint-stock company of monthly reports on the work to Board of Directors	**Not observed**	Giving of monthly reports on the work to Board of Directors is not stipulated; actually the Director General quarterly reports about the work to Board of Directors
48.	Establishment in the contracts concluded by the joint-stock company with the Director General (managing organization, manager) and members of Board, the responsibility for infringement of positions about use of the confidential and service information	**Observed**	The labor contract (the contract - point 2.2.2.6.) the Order of JSC "Rostovenergo" #213 of 14.10.2005 "About the organization of work on protection of the information of a trade secret", the Order of JSC "Rostovenergo" #253 of 28.11.2005 "About approving the list of the information of a trade secret"
	Secretary of the Company		
49.	Presence in the joint-stock company of the special official (the secretary of the company) who's task is maintenance of observance with bodies and officials of the joint-stock company of the procedural requirements guaranteeing realization of the rights and legitimate interests of shareholders of the company	**Not observed**	By the charter it is not stipulated. It is actually observed. The secretary is elected who's task is maintenance of observance with bodies and officials of the joint-stock company of the procedural requirements guaranteeing realization of

			the rights and legitimate interests of shareholders of the company
50.	Presence in the charter or internal documents of the joint-stock company the order of assignment (election) of the secretary of the company and duties of the secretary of the company	**Not observed**	By the charter it is not stipulated. It is actually observed. The secretary of Board of Directors is elected. Report #1 of 23.06.05
51.	Presence in the charter of joint-stock company of requirements to a nominee of the secretary of the company	**Not observed**	By the charter it is not stipulated
	Essential corporate actions		
52.	Presence in charter or internal documents of the joint-stock company of the requirement on approval of the large transaction before its fulfillment	**Not observed**	By the charter it is not stipulated. It is actually observed. The Board of Directors makes a decision on approval of the large transaction before its fulfillment
53.	Obligatory attraction of the independent appraiser for an estimation of market cost of the property being a subject of the large transaction	**Observed**	The order of JSC "Rostovenergo" of 27.11.2002 N 233 "About carrying out of competitive selection of the estimated organization for estimation of property of the Company"
54.	Presence in the charter of the joint-stock company of an interdiction on acceptance at purchase of large share holdings of joint-stock company (absorption) of any actions directed on protection of interests of executive bodies (members of these bodies) and members of Board of Directors of the joint-stock company, and also shareholders worsening position in comparison with existing (in particular, an interdiction on acceptance by Board of Directors before the termination of prospective term of purchase of shares of the decision on release of additional shares, about release of the securities convertible in the shares, or the securities giving the right of purchase of shares of a company even if the right of acceptance of such decision is given to it by the charter)	**Not observed**	This point is absent from the charter of JSC "Rostovenergo"
55.	Presence in the charter of the joint-stock company of the requirement about obligatory attraction of an independent appraiser for estimation of the current market cost of shares and probable changes of their market cost as a result	**Not observed**	This point is absent from the charter of JSC "Rostovenergo"

	of absorption		
56.	Absence in the charter of joint-stock company of clearing of the purchaser from a duty to suggest shareholders to sell ordinary shares of the company belonging to them (the issue securities convertible in ordinary shares) at absorption	**Observed**	This point is absent from the charter of JSC "Rostovenergo"
57.	Presence in the charter or internal documents of the joint-stock company of the requirement on obligatory attraction of an independent appraiser for definition of ratio of converting of shares by reorganization	**Not observed**	This point is absent from the charter of JSC "Rostovenergo" According to the current legislation, an independent appraiser is involved with the Company necessarily
	Disclosing of Information		
58.	Presence of the internal document authorized by Board of Directors determining rules and approaches of joint-stock company to disclosing of the information (Positions about the information policy)	**Not observed**	Rules and approaches to disclosing of information are determined by the Order of JSC "Rostovenergo" of 02.03.2004 # 55 "About introduction into action of Standards of disclosing of information ". In 2006, the statement by Board of Directors of Position about the information policy of the Company is planned
59.	Presence in internal documents of joint-stock company of the requirement on disclosing the information on the purposes of accommodation of shares, on persons which are going to get placed shares, including a large share holding, and also volume, whether the top officials of joint-stock company will participate in purchase of placed shares of the company	**Not observed**	By internal documents it is not stipulated
60.	Presence in internal documents of joint-stock company of the list of the information, documents and materials which should be given to shareholders for the decision of the questions which are taken out on general meeting of shareholders	**Observed**	Point 2.2.e Regulations about the order of preparation and carrying out of General meeting of shareholders of JSC "Rostovenergo"
61.	Presence at joint-stock company of a website in Internet and regular disclosing of the information on joint-stock company	**Observed**	The address of page (pages) in the Internet www.rosten.ru

	on this website		
62.	Presence in internal documents of joint-stock company of the requirement on disclosing the information on transactions of joint-stock company with the persons concerning according to the charter to the top officials of joint-stock company, and also about transactions of joint-stock company with the organizations in which to the top officials of joint-stock company directly or indirectly 20 and more percent of the charter capital of joint-stock company belong or on which such persons can render essential influence otherwise	**Not observed**	By internal documents it is not stipulated. Actually in case of the conclusion of the transaction of the Company with the top officials, the above-stated transactions will be considered at Board of Directors of the Company as transactions with interest.
63.	Presence in internal documents of joint-stock company of the requirement on disclosing the information on all transactions which can influence market cost of shares of joint-stock company	**Not observed**	By internal documents it is not stipulated
64.	Presence of the internal document authorized by Board of Directors on use of the essential information on activity of joint-stock company, shares both other securities of a company and transactions with them which is not at free access and which disclosing can render essential influence on market cost of shares and other securities of joint-stock company	**Observed**	Position about inside information, the Board of Directors authorized by the report #6 of 31.10.05
	Control over financial and economic activity		
65.	Presence of the procedures of the internal control authorized by Board of Directors over financial and economic activity of joint-stock company	**Not observed**	Regulations about the Group of internal audit of JSC "Rostovenergo" of 16.06.2000 authorized by the Director General of the
66.	Presence of a special division of the joint-stock company providing observance of procedures of the internal control (control and auditing service)	**Observed**	Procedures of the internal control over the company are carried out by the Group of internal audit authorized by the Director General of the Company on 16.06.2000
67.	Presence in internal documents of joint-stock company of the requirement on definition of structure and structure of control and auditing service of joint-stock company by Board of Directors	**Not observed**	By internal documents it is not stipulated

68.	Absence from the structure of Board of Directors of the joint-stock company of persons who admitted guilty in fulfillment of crimes in sphere of economic activities or crimes against the government, interests of public service and service in institutions of local government or to which administrative punishments for offences were applied in the field of enterprise activity or in the field of the finance, taxes and tax collections, a securities market	**Observed**	Such persons are not present
69.	Absence from the structure of executive bodies of the persons being the participant, the Director General (manager), a member of controls or the worker of the legal person competing to the joint-stock company	**Observed**	Such persons are not present
70.	Presence in internal documents of joint-stock company of term of representation to control and auditing service of documents and materials for an estimation of the carried out financial and economic operation, and also the responsibility of officials and workers of joint-stock company for its non-representing in the specified term	**Not observed**	By internal documents it is not stipulated
71.	Presence in internal documents of joint-stock company of a duty of control and auditing service to inform on the revealed infringements to committee on audit, and in case of its absence to Board of Directors of joint-stock company	**Not observed**	By internal documents it is not stipulated
72.	Presence in the charter of joint-stock company of the requirement about a tentative estimation control and auditing service of expediency of fulfillment of operations which have been not stipulated by the financial and economic plan of joint-stock company (non-standard operations)	**Not observed**	By the charter of the Company it is not stipulated
73.	Presence in internal documents of joint-stock company of the order of coordination of non-standard operation with Board of Directors	**Not observed**	By internal documents it is not stipulated
74.	Presence of the internal document authorized by Board of Directors determining the order of carrying out of checks of financial and economic activity of joint-stock company by a revision	**Observed**	Regulations about of a revision committee of the Company

	committee		
75.	Realization by committee on audit of an estimation of the auditor conclusion before representation its to shareholders on general meeting of shareholders	**Not observed**	Actually the Committee on audit is created on the basis of the decision of Board of Directors; report #9 of 26.12.05
	Dividends		
76.	Наличие утвержденного советом директоров внутреннего документа, которым руководствуется совет директоров при принятии рекомендаций о размере дивидендов (Положения о дивидендной политике) Presence of the internal document authorized by Board of Directors by which the Board of Directors is guided at acceptance of recommendations about the size of dividends (Regulations about the dividend policy)	**Not observed**	The internal document authorized by Board of Directors by which the Board of Directors is guided at acceptance of recommendations about the size of dividends is absent
77.	Presence in Regulations about the dividend policy the order of definition of the minimal share of net profit of the joint-stock company directed to payment of dividends, and conditions at which dividends for preference shares are not paid or are not completely paid, the size of dividends on which is determined in the charter of joint-stock company	**Not observed**	Regulations about the dividend policy in the Company are not authorized. The statement of Regulations is planned for 2006.
78.	Publication of data about the dividend policy of joint-stock company and changes brought in it in the periodical edition stipulated by the charter of joint-stock company for publication of messages on carrying out of general meetings of shareholders, and also accommodation of the specified data on a website of joint-stock company in the Internet	**Observed**	Data of the dividend policy of joint-stock company and changes brought in it are published in newspaper "MOLOT" and in the Internet www.rosten.ru section "To shareholders and an investor / Securities market"

Appendix # 8

Affiliated persons, Affiliated and Dependent ones Included as of 31.12.05

№	Full company name (name for noncommercial organization) or a surname, a name, a patronymic of an affiliated persons	Location of the legal person or residence of the physical person (it is underlined only with the consent of the physical person)	The basis (bases) by virtue of which the person admits affiliated	Date of approach of the basis (bases)	Share of participation of affiliated persons in the charter capital of joint-stock company, %	Amount of ordinary shares of joint-stock company belonging to the affiliated person, %
1	Akhanov Dmitry Sergeevich	Moscow	Member of Board of Directors of the company	31.05.2005	-	-
2	Burnashev Dmitry Aleksandrovich	Moscow	Member of Board of Directors of the company	25.05.2004	-	-
3	Glushchenko Alexey Dmitrievich	Moscow	Member of Board of Directors of the company	25.05.2004	-	-
4	Yeremeyev Maxim Aleksandrovich	Moscow	Member of Board of Directors of the company	31.05.2005	-	-
5	Kolesnikov Anton Sergeevich	Khimki	Member of Board of Directors of the company	25.05.2004	-	-
6	Kushnarev Feodor Andreevich	Rostov-on-Don	Member of Board of Directors of the company	29.04.2000	-	-
7	Nepsha Valery Vasiljevich	Moscow	Member of Board of Directors of the joint-stock company	31.05.2005	-	-
8	Obukhov Pavel Andreevich	Moscow	Chair of Board of Directors of the joint-stock company	31.05.2005	-	-
9	Tuzhilin Alexey Eljevich	Moscow	Member of Board of Directors of the company	31.05.2005	-	-
10	Kharchilava Khvicha Pataevich	The Moscow Region, Orekhovo-Zuevo	Member of Board of Directors of the company	31.05.2005	-	-
11	Belousov Alexander Gennadjevich	Azov	Member of a joint executive body of joint-stock company	21.09.2001	0.00%	Ordinary: 26 408 Preference, type A: 51 896
12	Vershinin Leonid Borisovich	Rostov-on-Don	Member of a joint executive body of joint-stock company	05.06.2003	0.01%	Ordinary: 83 420 Preference, type A:

						130 036
13	Golubchik Sergey Valerjevich	Rostov-on-Don	Member of a joint executive body of joint-stock company	16.07.2004	-	-
14	Larkova Larissa Nickolaevna	Rostov-on-Don	Member of a joint executive body of joint-stock company	05.06.2003	-	-
15	Mikhajlovsky Vladimir Vladimirovich	Rostov-on-Don	Member of a joint executive body of joint-stock company	05.06.2003	0.00%	Ordinary: 161 928 Preference, type A: 22 080
16	Tolmachyov Jury Grigorjevich	Rostov-on-Don	Member of a joint executive body of joint-stock company	16.07.2004	0.01%	Ordinary:- Preference, type A: 235 536
17	Fedorov Nikolay Vladimirovich	Rostov-on-Don	Member of a joint executive body of joint-stock company	05.06.2003	-	-
18	The Russian open joint-stock company of power and electrification "UES of Russia"	Moscow	The person has the right to dispose more than 20 percent of voting shares of the company	14.05.1993	48.43%	Ordinary: 1 963 512 68 Preference, type A:-
19	Closed Joint-Stock Company "Gas turbine technologies"	Rostov-on-Don	The joint-stock company has the right to dispose more than 20 percent of total of the voices, falling shares (contributions, shares), making the charter (shared) capital of the given person	01.05.1998	-	-
20	Open joint-stock company "Enterprise of agriculture called after A.A.Grechko"	The Rostov Region, Kujbyshevo	The joint-stock company has the right to dispose more than 20 percent of total of the voices, falling shares (contributions, shares), making the charter (shared) capital of the given person	17.11.2003	-	-
21	Open joint-stock company "Enterprise of agricultureMarkinskoe"	The Rostov Region, Markinskaya	The joint-stock company has the right to dispose more than 20 percent of total of the voices, falling shares (contributions, shares), making the charter (shared) capital of the given person	13.11.2003	-	-
22	Open joint-stock company "Enterprise of agriculture Sokolovskoe"	The Rostov Region, Novoshakhtinsk	The joint-stock company has the right to dispose more than 20 percent of total of the voices, falling shares (contributions, shares), making the charter (shared) capital of the	13.11.2003	-	-

			given person			
23	Open joint-stock company "Rostov power motor transportation enterprise"	Rostov-on-Don	The joint-stock company has the right to dispose more than 20 percent of total of the voices, falling shares (contributions, shares), making the charter (shared) capital of the given person	30.12.2003	-	-
24	Open joint-stock company "Rostov power repair the enterprise"	Rostov-on-Don	The joint-stock company has the right to dispose more than 20 percent of total of the voices, falling shares (contributions, shares), making the charter (shared) capital of the given person	26.12.2003	-	-
25	Open joint-stock company "Rostov power repair - building enterprise"	Rostov-on-Don	The joint-stock company has the right to dispose more than 20 percent of total of the voices, falling shares (contributions, shares), making the charter (shared) capital of the given person	26.12.2003	-	-
26	Open joint-stock company "Rostov power repair shop"	The Rostov Region, Novocherkassk	The joint-stock company has the right to dispose more than 20 percent of total of the voices, falling shares (contributions, shares), making the charter (shared) capital of the given person	30.12.2003	-	-
27	Open joint-stock company "Rest House "Energetik"	The Krasnodar Territory, Shepsi	The joint-stock company has the right to dispose more than 20 percent of total of the voices, falling shares (contributions, shares), making the charter (shared) capital of the given person	10.11.2003	-	-

AUDITOR CONCLUSION

To shareholders of JSC "Rostovenergo" on the accounting reporting of JSC "Rostovenergo" on results of activity for 2005

Auditor Conclusion
on the Accounting Reporting of open joint-stock company "Rostovenergo"
on results of activity for 2005

Audit of the accounting reporting of JSC "Rostovenergo" (further the Company) for 2005 is carried out by Joint-Stock Company "BDO Unikon" according to the contract # 10201-01-286/05made on the basis of the decision of General meeting of Shareholders of the Company on approving CJSC "BDO Unikon" to be the official auditor (report #1 of 02.06.2005)

Brief data on Joint-Stock Company "BDO Unikon"
CJSC "BDO Unikon" is registered by Management of the Ministry of Taxes and Tax Collection of Russia for Moscow.
The certificate series 77 # 007078099 about putting the record into the uniform state register of legal persons of 29.01.2003 with a basic state registration number 1037739271701.

The certificate series 77 # 005694312 about the state registration of the changes brought in constituent documents of the legal person, of 25.10.2005 with a basic state registration number 2057748766139, is given by Interdistrict inspection of Federal tax service # 46 for Moscow.

The post address: 117545, Moscow, Varshavskoe Shosse, 125
Ph. (495) 797 5665, 319 6636
Phone/fax (495) 319 5909
E-mail: reception@bdo.ru <mailto:reception@bdo.ru>
Web: www.bdo.ru <http: // www.bdo.ru>

Director General Dubinsky Andrey Jurjevich is.
CJSC "BDO Unikon" has the license of 25.06.2002 #E000547 on realization of the auditor activity, given by the Ministry of Finance of the Russian Federation, valid till June, 24, 2007.
CJSC "BDO Unikon" is an independent auditor company included in international network BDO.

CJSC "BDO Unikon" is a corporate member of professional auditor association NCP "Institute of professional bookkeepers of Russia" (IPB Russia), accredited at the Ministry of Finance of the Russian Federation according to the order from 24.07.2002 # 152.
The assistant to Director General Kozlov Alexey Nikolaevich is authorized to sign the Auditor Conclusion on the basis of the power of attorney of 10.01.2006 # 2/1.

The auditor Kucher Dmitry Aleksandrovich - the manager, headed auditor check of the Company.

Brief data on JSC "Rotovenergo"

Open joint-stock company "Rotovenergo" is registered by the Registration chamber of the Rostov city council of People's Deputies, the certificate on registration series AO-РП #1147 of May, 12, 1993.

The post address: 344007, Rostovon-Don, Bolshaya Sadovaya street, 47.

1. We have carried out audit of the applied accounting reporting for 2005 on 81 sheet:
    - Accounting balance (the form #1) - 10 sheets
    - The report on profits and losses (the form #2) - 5 sheets
    - The report on changes of the capital (the form #3) - 2 sheets
    - The report on movement of money resources (the form #4) - 2 sheets
    - The appendix to accounting balance (the form #5) - 4 sheets
    - An explanatory note - 58 sheets

This reporting is prepared by a management of the company according to the norms established by the Federal law of 21.11.1996 #129-ФЗ "About book keeping" (in edition of the subsequent changes and additions), Positions on book keeping, the order of the Ministry of Finance of the Russian Federation of 22.07.2003 #67н "About forms of the accounting reporting of the organizations" and other statutory acts of the Russian Federation regulating the order of conducting of book keeping and drawing up of the accounting reporting.

The responsibility for the organization of book keeping, observance of the legislation of the Russian Federation at performance of economic operations is carried by the head of the Company:

- From 01.01.2005 till 31.12.2005 - Mr. Kushnarev Feodor Andreevich;
- From 01.01.2006 till now - Mr. Vershinin Leonid Borisovich

The responsibility for formation of a registration policy, conducting book keeping, duly granting of the full and authentic accounting reporting are carried by the Chief Accountant of the Company - Mrs. Larkova Larissa Nickolaevna.

The duty of the auditor consists in expressing opinion on reliability in all essential of the attitude of the submitted accounting reporting and conformity about conducting book keeping to the legislation of the Russian Federation. The purpose

of work was not nor expression of opinion on full conformity of activity of the Company to the legislation of the Russian Federation, neither an estimation of efficiency of business management by a management of the Company.

Our opinion cannot be considered by the user of the reporting as expression of confidence of a continuity of activity of the Company in the future.

2. Audit was carried out according to the Federal law of 07.08.2001 #[1] 119-ФЗ "About auditor activity" and the federal rules (standards) of auditor activity authorized by the decision of the Government of the Russian Federation of 23.09.2002 #696 (in edition of the subsequent changes and additions), other statutory acts regulating auditor activity, and also intrafirm standards and techniques of audit.

At carrying out of audit we were guided by internal rules (standards) of accredited professional auditor association IPB of Russia.

Audit was planned and resulted so that to receive reasonable confidence that the accounting reporting does not contain essential distortions.

Audit was carried out on a selective basis and included studying on the basis of testing the proofs confirming numerical parameters in the accounting reporting and disclosing in it of the information on financial and economic activity, an estimation of observance of principles and the rules of book keeping used by preparation accounting reporting, consideration of the basic estimated parameters received by epy management of the Company, and also an estimation of representation of the accounting reporting.

We believe, that thшы carried out audit gives the sufficient bases for expression of our opinion on reliability in all essential attitudes of the present accounting reporting and conformity about conducting book keeping to the legislation of the Russian Federation.

3. In our opinion, the accounting reporting of the Company reflects authentically in all essential attitudes the financial position for December, 31, 2005 and results of financial and economic activity for the period from January, 1, till December, 31, 2005 inclusive.

20.03.2006

Deputy Director General A. N. Kozlov

The qualifying certificate of the Ministry of Finance of the Russian Federation on the general audit #K022402, given according to the order of the Ministry of Finance of the Russian Federation of 29.03.2005 #54 for unlimited term

Auditor

D. A. Kucher

The qualifying certificate of the Ministry of Finance of the Russian Federation on the general audit #K018286, given according to the order of the Ministry of Finance of the Russian Federation of 14.10.2004 #278 for unlimited term

In total 84 sheets are stitched